Form 20-F
period 2017-03-31
Mimecast Ltd
filed 2017-05-26
CIK 1644675

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from                  to

Commission file number 001-37637

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

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐           Accelerated filer  ☒           Non-accelerated filer  ☐           Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 55,901,996 ordinary shares

References in this Annual Report on Form 20-F to “Mimecast Limited,” “we,” “our,” “us” and the “Company” refer to Mimecast Limited and its consolidated subsidiaries. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on March 31 of each calendar year. References to any specific fiscal year refer to the year ended March 31 of the calendar year specified. For example, we refer to the fiscal year ending March 31, 2017 as “fiscal 2017.”

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

Non-GAAP Financial Measures

Revenue Constant Currency Growth Rate. In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for the fiscal years below, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the year ended March 31, 2016 were used to convert revenue for the year ended March 31, 2017 and the revenue for the comparable prior period ended March 31, 2016, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measure for the respective periods can be found in “Item 3—Key Information—A. Selected Consolidated Financial and Other Data” below.

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

We believe that presenting this non-GAAP financial measure in this Annual Report on Form 20-F provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

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

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, provision for income taxes and foreign exchange income (expense). A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measure for the respective periods can be found in “Item 3—Key Information—A. Selected Consolidated Financial and Other Data” below.

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies, to communicate with our board of directors concerning our financial performance, and for establishing incentive compensation metrics for executives and other senior employees.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 20-F include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other results of operations;
•	our plans to invest in sales and marketing efforts and expand our channel partnerships;
•	our ability to attract new customers and retain existing customers;
•	our plans to continue to invest in the research and development of technology for both existing and new products;
•	the growth rates of the markets in which we compete;
•	our liquidity and working capital requirements;
•	our anticipated strategies for growth;
•	our ability to anticipate market needs and develop new and enhanced solutions to meet those needs;
•	anticipated trends and challenges in our business and in the markets in which we operate;
•	our ability to compete in our industry and innovation by our competitors;
•	our ability to adequately protect our intellectual property;
•	our ability to respond to evolving regulatory requirements regarding data protection and privacy; and
•	our plans to pursue strategic acquisitions.

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

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial and Other Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the years ended March 31, 2017, 2016 and 2015 is derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Historical financial information as of and for the year ended March 31, 2014 is derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. Historical information as of and for the year ended March 31, 2013 is derived from our unaudited consolidated financial statements for such period. You should read the information presented below in conjunction with those audited consolidated financial statements, the notes thereto and the discussion under “Item 5.—Operating and Financial Review and Prospects” included elsewhere in this Annual Report on Form 20-F.

	Year Ended March 31,
	2017	2016	2015	2014	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$186,563	$141,841	$116,085	$88,315	$66,750
Cost of revenue (1)	50,314	41,809	36,821	28,673	21,165
Gross profit	136,249	100,032	79,264	59,642	45,585
Operating expenses
Research and development (1)	22,593	17,663	14,461	12,844	11,019
Sales and marketing (1)	96,154	65,187	51,224	46,971	35,635
General and administrative (1)	27,875	19,756	15,806	11,187	13,666
Restructuring	—	—	1,203	—	—
Total operating expenses	146,622	102,606	82,694	71,002	60,320
Loss from operations	(10,373)	(2,574)	(3,430)	(11,360)	(14,735)
Other income (expense)
Interest income	510	74	62	86	77
Interest expense	(268)	(690)	(703)	(542)	(844)
Foreign exchange income (expense)	6,892	811	4,508	(5,055)	1,188
Total other income (expense), net	7,134	195	3,867	(5,511)	421
(Loss) income before income taxes	(3,239)	(2,379)	437	(16,871)	(14,314)
Provision for income taxes	2,202	865	152	19	15
Net (loss) income	$(5,441)	$(3,244)	$285	$(16,890)	$(14,329)
Net (loss) income per share applicable to ordinary shareholders: (2)
Basic	$(0.10)	$(0.08)	$0.01	$(0.53)	$(0.46)
Diluted	$(0.10)	$(0.08)	$0.01	$(0.53)	$(0.46)
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	54,810	40,826	32,354	31,719	31,060
Diluted	54,810	40,826	36,075	31,719	31,060

	As of March 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$111,666	$106,140	$32,890	$19,158	$36,458
Property and equipment, net	32,009	24,806	23,159	24,974	14,563
Total assets	205,352	175,127	88,829	75,783	73,453
Debt and capital lease obligations, current and long-term	2,203	6,891	12,364	9,092	8,669
Deferred revenue, current and long-term	95,348	70,040	53,308	46,131	35,222
Convertible preferred shares	—	—	59,305	59,305	59,305
Total shareholders' equity (deficit)	81,992	78,074	(53,851)	(56,750)	(44,700)

	Year Ended March 31,
	2017	2016	2015	2014
	(dollars in thousands)
Supplemental Financial and Other Data:
Revenue constant currency growth rate (3)	39%	30%	33%	37%
Revenue retention rate (4)	111%	109%	107%	105%
Total customers (5)	26,400	18,000	13,800	10,300
Adjusted EBITDA (6)	$11,802	$15,839	$14,227	$(1,170)

(1)	Share-based compensation expense included in these line items was as follows:

	Year Ended March 31,
	2017	2016	2015	2014	2013
	(in thousands)
Cost of revenue	$1,353	$633	$151	$151	$239
Research and development	1,873	1,711	544	291	174
Sales and marketing	4,719	3,180	1,684	395	2,663
General and administrative	2,349	2,362	3,047	395	3,600
Total share-based compensation expense	$10,294	$7,886	$5,426	$1,232	$6,676

(2)

Basic and diluted net (loss) income per share applicable to ordinary shareholders is computed based on the weighted-average number of ordinary shares outstanding during each period. For additional information, see Note 2 to the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

(3)

In order to determine how our business performed exclusive of the effect of foreign currency fluctuations, we compare the percentage change in our revenue from one period to another using a constant currency. To determine the revenue constant currency growth rate for each period, revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior period’s foreign currency exchange rates. For example, the average rates in effect for the fiscal year ended March 31, 2016 were used to convert revenue for the year ended March 31, 2017 and the revenue for the comparable prior period ended March 31, 2016, rather than the actual exchange rates in effect during the respective period. Revenue constant currency growth rate is a non-GAAP financial measure. A reconciliation of this non-GAAP measure to its most directly comparable U.S. GAAP measure for the respective periods can be found in the table below.

	Year Ended March 31,
	2017	2016	2015	2014
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$186,563	$141,841	$116,085	$88,315
Revenue year-over-year growth rate, as reported	32%	22%	31%	32%
Estimated impact of foreign currency fluctuations	7%	8%	2%	5%
Revenue constant currency growth rate	39%	30%	33%	37%

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

We believe that presenting this non-GAAP financial measure in this Annual Report on Form 20-F provides investors greater transparency to the information used by our management for financial and operational decision-making and allows investors to see our results “through the eyes” of management. We also believe that providing this information better enables our investors to understand our operating performance and evaluate the methodology used by management to evaluate and measure such performance.

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

(5)	Reflects the customer count on the last day of the period rounded to the nearest hundred customers.
(6)

Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, provision for income taxes and foreign exchange income (expense).

We believe that Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use a similar non-GAAP financial measure to supplement their GAAP results.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies, to communicate with our board of directors concerning our financial performance, and for establishing incentive compensation metrics for executives and other senior employees.

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

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

	Year Ended March 31,
	2017	2016	2015	2014
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(5,441)	$(3,244)	$285	$(16,890)
Depreciation and amortization	11,881	10,527	11,028	8,958
Interest (income) expense, net	(242)	616	641	456
Provision for income taxes	2,202	865	152	19
Restructuring	—	—	1,203	—
Share-based compensation expense	10,294	7,886	5,426	1,232
Foreign exchange (income) expense	(6,892)	(811)	(4,508)	5,055
Adjusted EBITDA	$11,802	$15,839	$14,227	$(1,170)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Our Industry

If we are unable to attract new customers and retain existing customers, our business and results of operations will be affected adversely.

To succeed, we must continue to attract new customers and retain existing customers who desire to use our security, continuity and archiving offerings. Acquiring new customers is a key element of our continued success, growth opportunity and future revenue. We will continue to invest in a direct sales force combined with a focused channel strategy designed to serve the various requirements of small, mid-market and large enterprises and to bring new customers onto our cloud architecture. Any failures by us to execute in these areas will negatively impact our business.  The rate at which new and existing customers purchase our products depends on a number of factors, including those outside of our control. For example, in the fiscal year ended March 31, 2017, we benefited from the decision by Intel Corporation to end-of-life its McAfee MX Logic email protection product.  Our future success also depends on retaining our current customers at acceptable retention levels. Our retention rates may decline or fluctuate as a result of a number of factors, some of which may be outside our control, including competition, customers’ budgeting and spending priorities, and overall general economic conditions. If our customers do not renew their subscriptions for our products and services, our revenue would decline and our business would suffer. In future periods, our total customers and revenue could decline or grow more slowly than we expect.

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

Acquiring new customers and expanding sales to existing customers will depend to a significant extent on our ability to expand our sales and marketing operations. We generate approximately one-third of our revenue from direct sales and we expect to continue to rely on our sales force to obtain new customers and grow revenue from our existing customer base. We expect to expand our sales force in all of our regions and we face a number of challenges in achieving our hiring goals. For instance, there is significant competition for sales personnel with the sales skills and technical knowledge that we require. In addition, training and integrating a large number of sales and marketing personnel in a short period of time requires the allocation of significant internal resources. Our ability to achieve projected growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel. We invest significant time and resources in training new sales personnel to understand our solutions and growth strategy. In general, new hires require significant training and substantial experience before becoming productive. Our recent hires and planned hires may not become as productive as we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we currently operate or where we seek to conduct business. Our growth may be materially and adversely impacted if the efforts to expand our sales and marketing capabilities are not successful or if they do not generate a sufficient increase in revenue.

We have incurred losses in the past, and we may not be able to achieve or sustain profitability for the foreseeable future.

We have incurred losses in each period since our inception in 2003 up through our fiscal year ended March 31, 2017 with the exception of our fiscal year ended March 31, 2015 in which we generated net income of $0.3 million. In our fiscal years ended March 31, 2017 and 2016, we incurred a net loss of $5.4 million and $3.2 million, respectively. As of March 31, 2017, we had an accumulated deficit of $94.0 million. We have been growing rapidly, and, as we do so, we incur significant sales and marketing, support and other related expenses. Our ability to achieve and sustain profitability will depend in significant part on our obtaining new customers, expanding our existing customer relationships and ensuring that our expenses, including our sales and marketing expenses and the cost of supporting new customers, does not exceed our revenue. We also expect to make significant expenditures and investments in research and development to expand and improve our services and technical infrastructure. In addition, as a public company, we expect to continue to incur significant legal, accounting and other expenses that we did not incur prior to our initial public offering in November 2015. These increased expenditures may make it harder for us to achieve and maintain profitability and we cannot predict when we will achieve sustained profitability, if at all. We also may incur losses in the future for a number of other unforeseen reasons. Accordingly, we may not be able to maintain profitability, once achieved, and we may incur losses in the foreseeable future.

Our business depends substantially on customers renewing their subscriptions with us. A decline in our customer renewals would harm our future operating results.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions with us when the existing subscription term expires. Although the majority of our customer contracts include auto-renew provisions, our customers have no obligation to renew their subscriptions upon expiration, and we cannot provide assurance that customers will renew subscriptions at the same or higher level of service, if at all. For each of the fiscal years ended March 31, 2017, 2016 and 2015, our customer retention rate has been consistently greater than 90%. We calculate customer retention rate as the percentage of paying customers on the last day of the relevant period in the prior year who remain paying customers on the last day of the relevant period in the current year. The rate of customer renewals may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our solutions, the effectiveness of our customer support services, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may decline, and we may not realize improved operating results from our customer base.

The markets in which we participate are highly competitive, with several large established competitors, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

Our market is large, highly competitive, fragmented and subject to rapidly evolving technology, shifting customer needs and frequent introductions of new products and services. We currently compete with companies that offer products that target email and data security, continuity and archiving, as well as large providers such as Google Inc. and Microsoft Corporation, which offer functions and tools as part of their core mailbox services that may be, or be perceived to be, similar to ours. Our current and potential future competitors include: Barracuda Networks, Inc., Google, Microsoft Exchange Online Protection, Proofpoint, Inc., Symantec Corporation and Cisco Systems Inc., in security and Hewlett Packard Enterprise, Microsoft Office 365®, Symantec, and Barracuda in archiving. We expect competition to increase in the future from both existing competitors and new companies that may enter our markets. Additionally, some potential customers, particularly large enterprises, may elect to develop their own internal products. If two or more of our competitors were to merge or partner with one another, the change in the competitive landscape could reduce our ability to compete effectively. Our continued success and growth depends on our ability to out-perform our competitors at the individual service level as well as increasing demand for a unified service infrastructure. We cannot guarantee that we will out-perform our competitors at the product level or that the demand for a unified service technology will increase.

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

We have experienced, and will continue to experience, cyberattacks and other malicious internet-based activity, which continue to increase in sophistication, frequency and magnitude. Because our services involve the storage of large amounts of our customers’

sensitive and proprietary information, solutions to protect that information from cyberattacks and other threats, data security and integrity are critically important to our business. Despite all of our efforts to protect this information, we cannot provide assurance that systems that access our services and databases will not be compromised or disrupted, whether as a result of criminal conduct, distributed denial of service, or DDoS, attacks, such as the one we experienced in September 2015, or other advanced persistent attacks by malicious actors, including hackers, state-backed hackers and cybercriminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. Any breach of security, unauthorized access to or disclosure of confidential information, disruption, including DDoS attacks, or the perception that the confidential information of our customers is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

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

Data privacy concerns, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign laws and regulations may limit the use and adoption of, or require modification of, our products and services, which could limit our ability to attract new customers or support existing customers thus reducing our revenues, harming our operating results and adversely affecting our business.

Laws and regulations related to the provision of services on the Internet are increasing, as federal, state and foreign governments continue to adopt new laws and regulations addressing data privacy and the collection, processing, storage and use of personal information. For example, in the United States, these include laws and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Graham-Leach-Bliley Act of 1999, or Gramm-Leach-Bliley, and state breach notification laws, as well as regulator enforcement positions and expectations reflected in federal and state regulatory actions, settlements, consent decrees and guidance documents. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal frameworks with which we, or our customers, must comply, including the Data Protection Directive 95/46/EC, or the Directive, established in the European Union, or EU, and local EU Member State legislation implementing the Directive, such as the Data Protection Act in the United Kingdom which we refer to as the United Kingdom or the U.K.  Most recently, the EU adopted the EU General Data Protection Regulation, or GDPR, which will become effective in May 2018, increasing data security compliance obligations and consequences, including significant fines for organizations, located within or outside of the EU, when offering services in the EU. In October 2015, the European Court of Justice invalidated the U.S.-EU Safe Harbor framework that had been in place since 2000, which allowed companies to meet EU legal requirements for the transfer of personal data from the EU to the United States. While other adequate legal mechanisms to lawfully transfer such data remain, the invalidation of the U.S.-EU Safe Harbor framework may result in different European data protection regulators applying differing standards for the transfer of personal data to the United States. Such laws and regulations are subject to new and differing interpretations and may be inconsistent among jurisdictions. These and other regulatory requirements could restrict our ability to store and process data as part of our SaaS solutions, or, in some cases, impact our ability to offer our SaaS products in certain jurisdictions. Such laws may also impact our customers' ability to deploy certain of our solutions globally, to the extent they utilize our products for storing personal information that they store and process. In addition, in many cases these privacy laws apply not only to transfers of information to third parties, but also within an enterprise, including our company or our customers. Additionally, if third parties that we work with, violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business. The costs of compliance with, and other burdens imposed by, such laws, regulations and standards may require resources to create new products or modify existing products, lead to us being subject to significant fines, penalties or liabilities for noncompliance, and may slow the pace at which we close sales transactions, any of which could harm our business.

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

In order to grow our business, we anticipate that we will continue to depend on our relationships with our channel partners who we rely on, in addition to our direct sales force, to sell and support our services. In our fiscal year ended March 31, 2017, while no individual channel partner accounted for 10% or more of our sales, in the aggregate, our channel partners accounted for 65% of our sales. We expect that sales to channel partners will continue to account for a substantial portion of our revenue for the foreseeable future. We utilize channel partners to efficiently increase the scale of our marketing and sales efforts, increasing our market penetration to customers which we otherwise might not reach on our own. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our channel partners.

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

To date, we have suffered two significant service disruptions. The first occurred in 2013 and was a result of an equipment failure. Many of our customers in the United Kingdom experienced service disruptions for several hours. More recently, we experienced a service disruption in September 2015 as a result of an external network DDoS attack. Customers using our Secure Email Gateway service in the United States experienced downtime related to the delivery and receipt of external emails for several hours. The scope of the incident was limited to network traffic and no customer data was lost or compromised. As a result of the service disruption, we voluntarily provided service credits to affected customers in the year ended March 31, 2016, totaling approximately $0.4 million, all of which were paid as of March 31, 2016. While we have undertaken substantial remedial efforts to prevent future incidents like these, we cannot guarantee that future attacks or service disruptions will not occur. Any future attacks or service disruptions could adversely affect our reputation, our relationships with our existing customers and our ability to attract new customers, all of which would impact our future revenue and operating results.

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

If we are not able to provide successful updates, enhancements and features to our technology to, among other things, keep up with emerging cyber-threats and customer needs, our business could be adversely affected.

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

We generally recognize subscription revenue from customers ratably on a straight-line basis over the terms of their subscription agreements, which are typically one year in duration. As a result, most of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription agreements entered into during the previous fiscal year or quarter. Consequently, a decline in new or renewed subscriptions with yearly terms in any one quarter may have a small impact on our operating revenue results for that quarter. However, such decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our services, and potential changes in our pricing policies, rate of expansion or retention rate may not be fully reflected in our operating results until future periods. Shifts in the mix of annual versus monthly subscription billings may also make it difficult to assess our business. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is recognized over the applicable subscription term.

Fluctuations in currency exchange rates could adversely affect our business.

Our functional currency and that of our subsidiaries is the local currency of each entity and our reporting currency is the U.S. dollar. In our fiscal year ended March 31, 2017, 50% of our revenue was denominated in U.S. dollars, 31% in British pounds, 15% in South African rand and 4% in other currencies. Given that our functional currency and that of our subsidiaries is the local currency of each entity, but our reporting currency is the U.S. dollar, fluctuations in currency exchange rates between the U.S. dollar, the British pound, the South African rand and the Australian dollar could materially and adversely affect our business. There may be instances in which costs and revenue will not be matched with respect to currency denomination. We estimate that a 10% increase or decrease in the value of the British pound against the U.S. dollar would have increased or decreased our loss from operations by approximately $1.2 million in our fiscal year ended March 31, 2017 and that a 10% increase or decrease in the value of the South African rand against the U.S. dollar would have decreased or increased our loss from operations by approximately $1.7 million in our fiscal year ended March 31, 2017. To date, we have not entered into any currency hedging contracts. As a result, to the extent we continue our expansion on a global basis, we expect that increasing portions of our revenue, cost of revenue, assets and liabilities will be subject to fluctuations in currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.

The United Kingdom held a referendum on June 23, 2016 in which a majority of voters approved an exit from the EU, or Brexit, and on March 29, 2017 the United Kingdom formally notified the EU of its intention to withdraw from the EU. A two-year period has now commenced during which the United Kingdom and the EU will negotiate the future terms of the United Kingdom's relationship with the EU, including, among other things, the terms of trade between the United Kingdom and the EU. The effects of Brexit will depend on any agreements the United Kingdom reaches to retain access to EU markets either during a transitional period or more permanently. The outcome of the referendum caused volatility in global stock markets and foreign currency exchange rate fluctuations, including the strengthening of the U.S. dollar against the British Pound and the euro, which may continue or worsen as the outcome of the negotiations becomes clear.

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

We operate a global business with offices located in the United States, the United Kingdom, South Africa and Australia. In the fiscal year ended March 31, 2017, we generated 49% of our revenue from the United States, 33% from the United Kingdom, 15% from South Africa and 3% from the rest of the world. As a result, our sales and operations are subject to a number of risks and additional costs, including the following:

•	fluctuations in exchange rates between currencies in the markets where we do business;
•	risks associated with trade restrictions and additional legal requirements, including the exportation of our technology that is required in some of the countries in which we operate;
•	greater risk of unexpected changes in regulatory rules, regulations and practices, tariffs and tax laws and treaties;
•	compliance with multiple anti-bribery laws, including the United States Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;
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

For example, Brexit may affect our results of operations in a number of ways, including increasing currency exchange risk, generating instability in the global financial markets or negatively impacting the economies of the United Kingdom or Europe.  In addition, because of our significant presence in the U.K., it is possible that Brexit may require us to restructure some or all of our operations. The long-term effects of Brexit will depend in part on any agreements the U.K. makes to retain access to markets in the

EU following the U.K.’s withdrawal from the EU. In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replicate or replace. These and other factors could harm our ability to generate future global revenue and, consequently, materially impact our business, results of operations and financial condition.

These and other factors could harm our ability to generate future global revenue and, consequently, materially impact our business, results of operations and financial condition.

Any serious disruptions in our services caused by defects in our software or otherwise may cause us to lose revenue and market acceptance.

Our customers use our services for the most critical aspects of their business, and any disruptions to our services or other performance problems with our services, however caused, could hurt our brand and reputation and may damage our customers’ businesses. We provide regular updates, which may contain undetected errors when first introduced or released. In the past, we have discovered software errors, failures, vulnerabilities and bugs in our services after they have been released and new errors in our existing services may be detected in the future. Real or perceived errors, failures, system delays, interruptions, disruptions or bugs could result in negative publicity, loss of or delay in market acceptance of our services, loss of competitive position, delay of payment to us, lower renewal rates, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to mitigate or correct the problem. We seek to cap the liability to which we are exposed in the event of losses or harm to our customers, but we cannot be certain that we will obtain these caps or that these caps, if obtained, will be respected in all instances. We carry insurance; however, the amount of such insurance may be insufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our services. As a result, we could lose future sales and our reputation and our brand could be harmed.

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

We invested 12% of our revenue in research and development in each of our fiscal years ended March 31, 2017, 2016, and 2015. We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain our competitive position. However, investing in research and development personnel, developing new services and enhancing existing services is expensive and time-consuming, and there is no assurance that such activities will result in significant new marketable services, enhancements to existing services, design improvements, cost savings, revenue or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

We have acquired, and may acquire in the future, other businesses, which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we may acquire, or make investments in, complementary companies, products or technologies. For example, in fiscal 2017, we acquired substantially all of the business of iSheriff, Inc., a cloud security provider.  Nevertheless, our acquisition experience to date remains limited, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition targets, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenue and results of operations could be adversely affected. In addition, while we will make significant efforts to address any information technology security issues with respect to any acquisitions, we may still inherit such risks when we integrate the acquired products and systems. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquired business, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisitions, each of which could adversely affect our financial condition or the value of our ordinary shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

If the market for SaaS business software applications develops more slowly than we expect or declines, our business would be adversely affected.

The expansion of the SaaS business applications market depends on a number of factors, including the cost, performance and perceived value associated with SaaS, as well as the ability of SaaS providers to address data security and privacy concerns. Additionally, government agencies have adopted, or may adopt, laws and regulations regarding the collection and use of personal information obtained from consumers and other individuals, or seek to access information on our platform, either of which may reduce the overall demand for our platform. If we or other SaaS providers experience data security incidents, loss of customer data, disruptions in delivery, or other problems, the market for SaaS business applications, including our services, may be negatively affected.

Natural disasters, power loss, telecommunications failures and similar events could cause interruptions or performance problems associated with our information and technology infrastructure that could impair the delivery of our services and harm our business.

We currently store our customers’ information within ten third-party data center hosting facilities located in ten locations around the world. As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility located in a different location. We cannot provide assurance that the measures we have taken to eliminate single points of failure will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause customers to terminate their subscriptions and adversely affect our renewal rate and our ability to attract new customers. Our business and reputation will also be harmed if our existing and potential customers believe our service is unreliable. The occurrence of a natural disaster, an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted. As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Any unsuccessful data transfers may impair the delivery of our service. Further, as we continue to grow and scale our business to meet the needs of our customers, additional burdens may be placed on our hosting facilities.

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

Our success and ability to compete depend in part on our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. As of March 31, 2017, we have 8 patents issued and 14 patent applications pending in the United States. We also have 4 patents issued and 5 patent applications pending for examination in non-U.S. jurisdictions. We may not be able to obtain any further patents, and our pending applications may not result in the issuance of patents. We have issued patents and pending patent applications outside the United States, and we may have to expend significant resources to obtain additional patents as we expand our international operations due to the cost of monitoring and protecting our rights across multiple jurisdictions.

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

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, on our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities, which are entities that have no operating business but exist purely as collectors of patents, and individuals, may own or claim to own intellectual property relating to our industry.

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

Our software and services may be subject to export controls and we may also be subject to restrictions or prohibitions on transactions with, or on dealing in funds transfers to/from, certain embargoed jurisdictions and sanctioned persons and entities, pursuant to the U.K. Export Control Organisation’s restrictions, the U.K. Treasury’s restrictions, the EU Council Regulations, the United States Department of Commerce’s Export Administration Regulations, the economic and trade sanctions regulations administered by the United States Treasury Department’s Office of Foreign Assets Controls and United States Department of State, and similar laws that may apply in other jurisdictions in which we operate or sell or distribute our services. Export control and economic sanctions laws include prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, regions, governments, persons and entities, as well as restrictions or prohibitions on dealing in funds to/from those countries, regions, governments, persons and entities. In addition, various countries regulate the import of certain encryption items and technology through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers’ ability to implement our services in those countries.

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

In 2008, an order was placed by a third-party U.K. reseller of Mimecast Services Limited, or MSL, our U.K. operating company, for ongoing email archiving services to Persia International Bank, or PIB, which is based in London, United Kingdom. On July 27, 2010, PIB was named as a designated person on the EU Council Regulation against Iran. In March 2015, we determined that the provision of services after July 26, 2010 by MSL to PIB may have constituted an indirect breach by us of EU Council Regulation 267/2012. We terminated the PIB account with the U.K. reseller in April 2015 and also determined that no payments had been received by us from our channel partner related to this account since April 2014 and that the total revenue recognized by us over the life of the account was less than £12,500. On October 25, 2007, PIB had previously been included on the U.S. List of Specially Designated Nationals and Blocked Persons under Executive Order 13382. The designation was amended on August 16, 2010 to add a designation under the Iranian Financial Sanctions Regulations. In January 2016, the EU lifted the sanctions on PIB and its shareholder banks, Bank Mellat and Bank Tejarat. Based on our review, because of the U.K. nexus to the activities, we believe this sale did not constitute a violation of U.S. trade sanctions administered by United States Treasury’s Office of Foreign Asset Control. However, we may experience reputational harm as a result of the transaction by our U.K. operating company. We have since implemented additional export control compliance management oversight and have undertaken remedial measures and additional screenings to reduce the risk of similar events occurring in the future.

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
•

the timing and success of new services and service introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; and

•	the impact of acquisitions.

Our credit agreement contains operating and financial covenants that may adversely impact our business and the failure to comply with such covenants could prevent us from borrowing funds and could cause any outstanding debt to become immediately payable.

Our credit agreement with Silicon Valley Bank contains operating and financial restrictions and covenants, including the prohibition of the incurrence of further indebtedness and liens, the prohibition of certain investments, the prohibition against paying dividends and redeeming or repurchasing capital stock, restrictions against merger and consolidation transactions and restrictions against the disposition of assets. This agreement requires us to maintain a minimum liquidity ratio and a minimum annual recurring revenue amount during its term, and is subject to acceleration upon a material change in control (as defined therein). These restrictions and covenants, as well as those contained in any future financing agreements that we may enter into, may restrict our ability to finance our operations and to engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the credit agreement and any future financial agreements that we may enter into. If not waived, defaults could cause our outstanding indebtedness under our credit agreement and any future financing agreements that we may enter into to become immediately due and payable. In addition, we have entered into capital lease agreements in the past and plan to enter into such agreements in the future.  These agreements may contain similar restrictions as the ones described above, which may impact the manner in which we operate our business.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, for up to five fiscal years after the date of our initial public offering, which occurred in November 2015. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion (as may be inflation-adjusted by the Securities and Exchange Commission, or SEC, from time to time); (b) the last day of our fiscal year following the fifth anniversary of our initial public offering (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Risks Related to Our Ordinary Shares and Our Organization in Jersey

Our share price has been and may continue to be volatile.

The market price of our ordinary shares may decline.  In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, many of which we cannot control, including:

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

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

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

We have filed with the SEC a Registration Statement on Form F-3, commonly referred to as a “shelf registration,” that permits us to sell in a registered offering up to $50 million of our securities at our discretion.  The shelf registration was declared effective by the SEC on March 14, 2017.  While we have no current plans to conduct an offering of securities under the shelf registration statement, our plans could change at any time. In addition, the shelf registration statement also covers the registration of 20,539,030 ordinary shares held by our existing shareholders.  By agreement, these shareholders are entitled to demand that we register their shares under the Securities Act of 1933, as amended, or the Securities Act, for resale into the public markets and they could affect their rights by requiring that we initiate an offering under the shelf registration statement.

In addition to our current shareholders’ registration rights and our existing shelf registration statement, as of March 31, 2017, we had outstanding options and unvested restricted share units to purchase 8,709,347 shares under our equity incentive plans and had an additional 7,520,116 shares available for future grant.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Stock Market, or NASDAQ, requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, in reliance on the listing rules of NASDAQ, which permit a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain Jersey corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We currently do not, and do not intend to, take advantage of any such exemptions. We may in the future elect to follow Jersey home country practices with regard to matters such as the formation and composition of our board of directors, the compensation and nominating and corporate governance committees, separate sessions of independent directors and the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules that apply to U.S. domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection than is accorded to investors of domestic issuers.

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though it is our policy to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

We expect to lose our foreign private issuer status effective April 1, 2018, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are currently a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than fifty-percent (50%) of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. A foreign private issuer must determine its status on the last business day of its most recently completed second fiscal quarter which in our case is September, and a change in status (if any) would take effect as of the first day of the following fiscal year. If a foreign private issuer no longer satisfies these requirements, it will become subject to U.S. domestic reporting requirements on the first day of its fiscal year immediately succeeding such determination. We expect to lose this status as of April 1, 2018 and, accordingly, we will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We will also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly.

We must maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404 which will lead to increased costs. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. We are also required to disclose significant changes made in our internal control procedures on a quarterly basis. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to assert that our internal control over financial reporting is effective or our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls when it is required to issue such opinion, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.

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

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our company and its subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm’s length and that appropriate documentation is maintained to support the transfer pricing. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. Double taxation should be mitigated in these circumstances where the affiliated parties that are subject to the transfer pricing adjustments are able to benefit from any applicable double taxation agreement.

Our ability to use our net operating loss carry forwards may be subject to limitation.

As of March 31, 2017, we had approximately $23.7 million, $28.0 million, $18.9 million, and $11.9 million in U.K., U.S. federal, U.S. state, and Australia net operating losses, respectively. As of March 31, 2017, we also had a $0.3 million U.K. income tax credit carryforward and a $0.1 million US income tax credit carryforward. Each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction that may increase our U.K. and/or foreign income tax liability.

U.S. holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes.

We do not believe that we were a PFIC for U.S. federal income tax purposes during the tax year ending March 31, 2017 and do not expect to be a PFIC for U.S. federal income tax purposes in the tax year. We also do not expect to become a PFIC in the foreseeable future, but the possible status as a PFIC must be determined annually and therefore may be subject to change. If we are at any time treated as a PFIC, such treatment could result in a reduction in the after-tax return to U.S. holders of our ordinary shares and may cause a reduction in the value of such shares. Furthermore, if we are at any time treated as a PFIC, U.S. holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. For U.S. federal income tax purposes, “U.S. holders” include individuals and various entities. A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average quarterly value of all its total gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes certain dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. The PFIC rules are complex and a U.S. holder of our ordinary shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances. For information on the U.S. federal tax implications on U.S. holders, see “Item 10.—Additional Information—E. Taxation.”

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

The rights afforded to shareholders will be governed by Jersey law and by our Articles of Association, and these rights differ in certain respects from the rights of shareholders in typical English companies and U.S. corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions and, in most cases, only the corporation may be the proper claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it. Neither an individual nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation.

ITEM 4. INFORMATION ABOUT THE COMPANY

A. History and Development of the Company

Mimecast Limited was incorporated under the laws of the Bailiwick of Jersey with company number 119119 on July 28, 2015 as a public company limited by shares. On November 4, 2015, Mimecast Limited became the holding company of Mimecast UK, a private limited company incorporated in 2003 under the laws of England and Wales, and its subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Limited. Following the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Limited, of which the consolidated financial statements as of and for the three years ended March 31, 2017 are included in this Annual Report on Form 20-F. On November 19, 2015, we completed our initial public offering, or IPO, in which we issued and sold 7,750,000 ordinary shares at a public offering price of $10.00 per share. Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “MIME”.

B. Business Overview

We are a leading global provider of next-generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

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

Traditional approaches to addressing these risks leave customers managing disparate point products from multiple vendors that are often hard to use, costly to manage, difficult to scale, can fail to fully address today’s increasing and rapidly changing threats, and limit the use of corporate information to enhance productivity. These approaches also suffer from inefficient over-provisioning because of the need to resource for occasional peak demand. The resulting infrastructure complexity caused by disparate products and legacy architectures also makes it difficult to move more IT workloads to the cloud, which continues to be an increasing priority of organizations of all sizes.

We developed our proprietary cloud architecture to offer customers comprehensive email security, continuity and archiving capabilities delivered from a single platform that makes it easier for them to protect themselves effectively in a worsening and rapidly changing security and risk environment. Providing a fully-integrated service also simplifies ongoing management and service deployment. Customers can then decommission the often costly and complex point products and on-premises technology they have traditionally used to address these risks. We also make it easier for customers to move more of their IT workloads to the cloud.

We serve approximately 26,400 customers and protect millions of their employees across the world. Our service scales effectively to meet the needs of customers of all sizes and we have optimized our sales organization and channel to address each segment effectively. We have more than 900 employees in nine offices in the United States, the United Kingdom, South Africa and Australia. For the fiscal years ended March 31, 2017, 2016 and 2015, our revenue was $186.6 million, $141.8 million and $116.1 million, respectively, representing year-over-year growth of 32% for 2017 and 22% for 2016. Revenue growth on a constant currency basis was 39% and 30% for the fiscal years ended March 31, 2017 and 2016, respectively. Our net loss was $5.4 million and $3.2 million in the fiscal years ended March 31, 2017 and 2016, respectively.

Industry Background

Email is a critical tool for organizations of all sizes. Email also captures a comprehensive history of corporate activity, knowledge and data vital for day-to-day business operations and employee productivity. Consequently, email needs protection and the technology needed to do this has extended well beyond the mailbox itself to include additional security, continuity and archiving services, all of which have typically been offered by separate vendors with different approaches.

Email is Critical to all Organizations

Email continues to be the primary way organizations exchange information and communicate externally and internally. According to a 2015 report by The Radicati Group, Inc., employees spend 2.38 hours of their work day on email. They also predict that the number of business emails sent each day worldwide will grow from 112.5 billion in 2015 to 128.8 billion in 2019, and the number of business email users will grow from 922 million to over 1 billion in the same period. Every customer segment and region will experience growth.

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

The Amount of Critical and Sensitive Data in Email Archives is Growing Rapidly

According to the 2015 Radicati Group report, the average email storage per business user will grow by 65% between 2016 and 2020. The value of this archive of sensitive corporate data contained in email grows with every email or file exchanged. Traditionally, protecting and storing this archive has been a priority for compliance or risk officers, but the email archive is increasingly being used by employees as their primary repository to save and access important information. A December 2016 report by Gartner1 estimates that “by 2021, over 35% of email archiving for regulatory compliance and retention management will be done through the native email platform, up from 10% today.”

Actively managing these dramatically expanding email archives with traditional on-premises storage technology is costly, so organizations are turning to cloud-based services to meet their archiving needs. A December 2016 report by Gartner1 states that “archiving as a service (a.k.a. SaaS) for messaging content has rapidly surpassed on-premises archiving as the preferred deployment model for most organizations. Gartner sees over 70% of new or replacement email archiving implementations as being cloud-based.  Aging on-premises archiving platforms are being replaced by more modern solutions, and migration from one archive to another, although difficult, has become commonplace.”

According to Forrester Research, Inc., e-discovery is firmly on the technology manager’s radar. E-Discovery continues to rise as a high or critical priority for enterprise architects and technology decision-makers. Forty-Eight percent of surveyed North American and European security technology decision-makers cited e-discovery as “critical” or “high-priority”.

Email is a Primary Security Target for Advanced Cyberattacks

In recent years, there has been an increase in the number of high profile security breaches, data leaks, extortion and fraud attacks using email. Well organized and funded, including state-backed, hackers and cybercriminals are targeting organizations to disrupt their operations, steal money and sensitive corporate data, and gain access to valuable intellectual property. Email is often the primary target for these external attacks as well as the source of damaging data leaks from insiders, whether accidental or malicious.

Spear-phishing and other social engineering attacks using email have become a widespread and effective attack technique against organizations of all sizes. These attacks are designed to trick the recipient into sharing sensitive data or wiring funds as well as opening a malicious link or attachment leading to a malware infection. Many of the highest profile data breaches have been the result of phishing attacks, including the Anthem Healthcare breach in 2016, the Sony Entertainment attack in 2014 and the Home Depot breach in 2014. More recently, business email compromise attacks (also known as CEO fraud or whaling) are becoming common. According to the Federal Bureau of Investigation, there were $2.3 billion in losses from these types of attacks reported from October 2013 to February 2016. These attacks are not limited to large enterprises.

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

Data Protection, Cybersecurity and Data Privacy are Key Compliance and Regulatory Concerns for all Organizations

Governments, regulators and industry groups globally continue to enact or amend legislation and standards regarding data protection, cybersecurity and data privacy. Examples of such laws in the United States include HIPAA, Graham-Leach-Bliley, and the Sarbanes-Oxley Act. Countries in Europe have each adopted their own laws under the Data Protection Directive adopted in 1995, which will be superseded in May 2018 by GDPR These laws place growing obligations on organizations of all sizes, particularly those in regulated industries, to store, protect, process, share and transmit data safely, or risk significant sanctions as well as the threat of civil litigation. In addition, email communications, and the data they contain, may need to be produced as evidence in litigation or may be necessary to address legal, regulatory or internal queries that may arise in the future. This makes secure email archiving and the ability to access and search data an increasingly critical requirement.

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

Email Downtime is Disruptive to Employee Productivity

Given the critical nature of email for business communication and the importance of the information archive, email outages have become increasingly disruptive and costly because of the resulting impact on employee productivity. Employees are accustomed to being “always on” and accessing their email and data from mobile phones, tablets and other handheld devices, in addition to desktop devices. According to a report by Osterman Research, Inc., email systems experience a 53-minute mean of unplanned downtime each month, or 10.6 hours each year. Osterman estimates that employees become 25% less productive when their email system is down. This impact is not only felt in an outage, since organizations also must plan for regular maintenance and schedule downtime usually after hours with resulting higher labor costs.

IT Workloads, Including Business Productivity Tools, are Moving to the Cloud

Organizations of all sizes are adopting cloud-based technologies to reduce the cost and complexity of their IT infrastructure and increase performance and flexibility. A recent March 2017 Gartner report2 states that “through 2018, about 80% of organizations will increase their IT spending on cloud services despite moderate increases in overall IT spending.”

This trend is a continuation of the disruptive shift that is seen elsewhere in the application market as a number of high growth SaaS vendors continue to attract critical IT workloads from on-premises technologies to the cloud. Leading cloud infrastructure vendors such as Amazon Web Services® and Microsoft Azure® are also seeing significant growth as organizations of all sizes adopt their offerings.

As organizations consider which workloads to move to the cloud, IT teams are looking beyond moving infrastructure and looking to shift traditional productivity tools to Microsoft Office 365® or G-Suite from Google®. “Gartner estimates that in the third quarter of 2016, 20% to 25% of business users were provisioned (in whole or in part) with office system capabilities from the cloud, including the hybrid deployments…” The November 2016 report3 states they “expect this percentage to double by 2018 and grow to at least 70% by 2021.”

Business Email Mailboxes are Moving to the Cloud, but this Creates New Risks to Mitigate

While business email continues to grow, the number of on-premises mailboxes will decline as organizations put them into the cloud. Organizations that move their primary email service to Microsoft Office 365® or Google face significant risks from their single vendor exposure as they depend on one company for a reliable service, comprehensive threat protection and guaranteed data integrity.

These risks will only increase as services like Microsoft Office 365® become more popular over time. With more organizations relying on the same hosting infrastructure, any outage or downtime can cause severe industry-wide disruption. Also attacking Microsoft Office 365® or Google is increasingly attractive for cyber criminals because they know they only have to find a way to attack the single security stack used by these hosting providers to access multiple targets. This attack scenario is more efficient than targeting organizations one at a time.

As a result, we believe that most organizations prefer to have third-party security, continuity and archiving providers in place to reduce their risk posture and provide additional layers of redundancy and enhanced service quality. As organizations adopt cloud infrastructure services, they increase spending on securing these workloads with cloud-based security products.

Traditional Email Security, Continuity and Archiving Alternatives can be Inadequate and may not Address Increasing Customer Requirements and Protect against Next Generation Security Threats

As the threat landscape becomes more dynamic and complex, and customers want to put more critical IT workloads into the cloud, we believe the point products and traditional architectures that address email security, continuity and archiving will not be able to adequately address increasing customer requirements.

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

Large enterprises that have invested heavily in traditional on-premises technology to address their mounting email risks are increasingly finding themselves exposed as these systems are not adequate or agile enough to adapt to the evolving threat landscape. Smaller and mid-market organizations are also at risk and often more vulnerable as they lack the same level of IT resources or budgets to counter these threats with many having purchased limited security technology. In addition, many small businesses have poor cybersecurity, lacking things like anti-phishing email measures, a chief cybersecurity officer, data encryption, or off-site backups of their websites.

Organizations Need a New Approach to Email Security and Management

The limitations of traditional security and archiving technologies mean customers need to rethink their approach to protecting email and corporate information. Customers want to mitigate the risks they face from email, reduce the overall cost and complexity, and move more of their workloads to the cloud.

According to the new Worldwide Semiannual Public Cloud Services Spending Guide from International Data Corporation, or IDC, worldwide spending on public cloud services will grow at a 19.4% compound annual growth rate -- almost six times the rate of overall IT spending growth – from nearly $70 billion in 2015 to more than $141 billion in 2019. The new spending guide expands on IDC's previous public cloud services forecasts by offering greater detail on industry and geographic spending levels.

SaaS, will remain the dominant cloud computing type, capturing more than two thirds of all public cloud spending through most of the forecast period.

We believe organizations are ultimately looking to implement a multi-layered cyber security and resilience strategy that delivers protection of users, data and operations from the risks arising from technological failure, human error and malicious intent. The risks also increase with organizations migrating to Microsoft Office 365®, as it is a complex email solution that is a high value and high profile target. Organizations also need robust continuity options to solve for unpredictable events that cause an outage to email and result in disruption to business. A multi-layered cyber security and resilience approach is needed in order to address the diverse threats and diverse data classifications within a single data environment.

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

Sources:

1Gartner, Magic Quadrant for Enterprise Information Archiving, Author: Alan Dayley et al. Published 05 December 2016

2Gartner: Forecast Overview: Public Cloud Services, Worldwide, 2017 Update Author: David Edward Ackerman et al. Published 31 March 2017

3Gartner: Current State of Cloud Office and What to Do About It Author: Jeffrey Mann, Published 15 November 2016.

Our Market Opportunity

The U.S. Census Bureau estimates there are approximately 5.8 million organizations employing 121.1 million employees in the United States. Among them, there are over 610,000 small and mid-size organizations, which are defined as those organizations employing 20 to 4,999 employees that together have approximately 59 million employees. Based on recent Gartner reports, combined spending in markets catering to enterprise information and email security, continuity and archiving, which include secure email gateway, backup and recovery software, e-discovery software and data loss prevention, was $9.4 billion in 2014 and will grow to $11.5 billion in 2017. We believe there is a considerable need for a comprehensive integrated cloud solution that can address the needs of customers in these markets.

Chart created by Mimecast based on Gartner research.

Sources:

1.	(Secure Email Gateway, Data Loss Prevention) *Forecast: Information Security, Worldwide, 2014-2021, 1Q17 Update Published: 18 May 2017

2.	(Backup & Recovery Software) Forecast: Enterprise Software Markets, Worldwide, 2014-2021, 1Q17 Update - 20 March 2017*

3.	Gartner, The State of E-Discovery in 2015 and Beyond - February 2015, Gartner Foundational May 13, 2016

*All figures based on constant dollars in the above referenced reports.

We believe our immediate opportunity is to replace incumbent email security, continuity and archiving vendors. As we extend our products into adjacent areas, we anticipate this will open up additional opportunities beyond this to take further market share in a wider range of enterprise security and data management markets. We also expect to benefit from the growing popularity of cloud email services, specifically Microsoft Office 365® and Google, and the customer need for complementary security, archiving, back-up and continuity services.

The Gartner reports described herein (the “Gartner Reports”) represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner Inc., and are not representations of fact. Each Gartner report speaks as of its original publication date (and not as of the date of this Annual Report on Form 20-F) and the opinions expressed in the Gartner reports are subject to change without notice.

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

•

Email Service Continuity: Our continuity service enables customers to send, receive and view emails and calendars during email gateway failures or planned maintenance downtime, without the need to build or host their own replicated email environment. Our service has immediate fail-over and fail-back capabilities, and is fully-integrated into Microsoft Outlook®. Employees can continue to access their email and data using their preferred mobile, tablet or desktop device, or via our web-based portal, so there is limited interruption to how they normally operate.

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

•

Web Scale Performance for Organizations of All Sizes. Our cloud service is built to address the most demanding scale, performance and availability requirements of large enterprises but delivers this as a subscription-based cloud service that puts these capabilities within the reach of small and mid-market organizations too. Our data centers process approximately 307 million emails per day, and store over 190 billion emails and approximately 28 petabytes of customer data. We achieve demanding continuity service commitments with data centers that are replicated in each geography and operate in active-active mode enabling fast failover and fail-back as required.

•

Compelling Return on Investment. Our unified, cloud-based service enables our customers to decommission a range of legacy and disparate technologies that support their email server and recover this cost. We utilize hardware efficiently, and share a single instance of the operating software as well as storage and processing hardware securely across the whole customer base within each data center, allowing us to deliver cloud-scale economic and performance benefits to our customers. Customers also benefit from the continuous improvement of our service without the need to pay for service packs or updates. Our service bundles and subscription-based pricing also enable customers to pay per employee and select their desired services making costs easy to predict and affordable.

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

•

Highly Agile and Adaptable Service. We are continually improving our cloud architecture and services. Our common code base and multi-tenant cloud architecture enables us to perform maintenance updates and add new features or products by updating our core code base once. Continuous service development and multi-tenant rapid deployment also allows us to keep pace with emerging threats to protect and respond quickly to changing customer needs.

•

An Easier Move of Additional Critical Workloads to the Cloud. For those customers that want to put more workloads into the cloud, our technology facilitates the migration of email in particular by removing the complexity that has stalled many customers to date. Our interoperability with cloud-based email servers, such as Microsoft Office 365®, makes this easier to achieve and helps to mitigate remaining concerns about the single-vendor security, data integrity and continuity risk of such a move. Our data ingestion services also allow customers to bring legacy data into their new cloud archive to ensure it is a complete record of current and historic data.

Our Growth Strategy

We will continue to invest in cloud security and risk management services. As more organizations move IT workloads such as email to the cloud, we believe we are well positioned to continue capitalizing on this growing opportunity globally.

Our growth strategy is focused on the following:

•

Grow Revenue From Our Existing Customer Base. We serve approximately 26,400 customers of all sizes. We provide a high level of service that results in our customers staying with us year over year. This large and loyal customer base provides us with the opportunity to sell additional services and add more employees to their subscriptions. As a result, we have achieved a revenue retention rate of 111% and 109% for the fiscal years ended March 31, 2017 and 2016, respectively. As of March 31, 2017, 24% of our customers subscribed to one of our services, 25% of our customers subscribed to two of our services, 22% of our customers subscribed to three of our services, and 29% of our customers subscribed to four or more of our services. As of March 31, 2017, approximately 25,800 of our customers subscribed to our Email Security service, approximately 16,600 subscribed to our Mailbox Continuity service, and approximately 11,400 subscribed to our Enterprise Information Archiving service. As a result, we believe we have significant upsell potential in our existing customer base with current and new services. We intend to continue proactively broadening our reach within our existing customer base by selling additional services.

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

•

Actively Invest in Our Channel Partner Network. The majority of our sales are through a reseller channel designed specifically to meet the requirements of each of our target customer segments. In the large enterprise market, we are building on existing relationships with leading systems integrators such as CDW Corporation and Dimension Data. In small and mid-market organizations, we are extending our network of leading IT resellers like Softcat PLC, SHI International Corp., CDW and Softchoice Corporation. We expect to expand our channel strategy over time to incorporate additional security or cloud specialists, as well as resellers focusing on supporting customers with the transition to Microsoft Office 365®. We intend to further invest in our network of channel partners to further extend our global sales, service and support capabilities.

•

Develop Our Technology and Release New Services. We regularly update and improve our software and architecture and seamlessly deploy these updates to our customers. In the fiscal year ended March 31, 2016, we launched Impersonation Protect, the first service of its kind to protect against the growing threat from business email compromise (also known as CEO fraud or whaling) attacks. In the fiscal year ended March 31, 2017, we launched Internal Email Protect, which allows customers to monitor, detect and remediate security threats that originate from their internal email systems. We will continue to build on our current capabilities and exploit additional opportunities in adjacent areas to those we serve today. This will extend the value our customers can gain from our architecture and enable them to consolidate additional email and data services to our integrated cloud service working seamlessly with Microsoft Exchange®, Microsoft Office 365® and G-Suite from Google®.

•

Continue to Expand Our Geographic Presence. We were founded outside the United States and, consequently, 51% and 57% of our sales in fiscal years 2017 and 2016, respectively, were derived from non-U.S. locations. Revenue from the United States grew at 49% from the fiscal year ended March 31, 2016 to the fiscal year ended March 31, 2017, and 40% from the fiscal year ended March 31, 2015 to the fiscal year ended March 31, 2016. We view this as our most significant growth market. Since founding our U.S. business in 2008, we have established a successful direct sales, channel and service infrastructure to exploit this opportunity. We plan to investigate additional international expansion from our regional bases in the United States (for North America), the United Kingdom (for Europe), South Africa (for Africa and the Middle East) and Australia (for Asia-Pacific).

•

Target Organizations Moving Workloads to the Cloud. Given the compelling cost benefits and improved agility of cloud-based solutions, organizations are increasingly moving critical workloads to the cloud. As these IT workloads move to the cloud, we believe we are well-positioned to take advantage of growth opportunities that exist from augmenting services, including Microsoft Office 365® and G-Suite from Google®.

Our Technology

We have developed a native cloud architecture, including our own proprietary SaaS operating system, Mime | OS™, and customer-facing services, to address the specific risks and functional limitations of business email and data. Our innovative cloud-based approach requires no on-premises or hosted appliances. We believe we are one of only a few cloud architects that have fully committed to native cloud development.

We have a proven record of performing successfully at considerable scale and addressing rapidly growing customer demands. We process approximately 307 million emails per day with over 190 billion under management. We archive approximately 28 petabytes of customer data and add more than 480 terabytes of customer data per month and customer employee queries of their Mimecast email archive have grown from approximately 1,000,000 to over 1,800,000 per week in just one year.

We are able to provision customer email and onboard massive amounts of email data from legacy archives rapidly and efficiently. This drives customer adoption and makes the cloud transition easier than our customers typically expect. Once a customer is live on our service, adding new products to their subscription only requires activation from within their single administration console. This can be done with as little as one click and the new service is available across their business.

Our Proprietary Native Cloud Architecture— Mime | OS™

We developed a proprietary operating system called Mime | OS™ for native cloud services. Mime | OS™ enables secure multi-tenancy and takes advantage of the cost and performance benefits of using industry-standard hardware and resource sharing specifically for the secure management of email and data. This enables us to provision efficiently and securely across our customer base, minimizing the impact of spare or over-provisioned processing and storage capacity, reducing the cost of providing our services.

Mime | OS™ utilizes a common code base to control the hardware, and the storage, indexing, processing, services, administrator and user interface layers of our cloud environment. It has been specifically designed to enable us to scale our storage, processing and services to meet large enterprise-level email and data demands, while retaining the cost and performance benefits of a native cloud environment.

Mime | OS™ also streamlines our customer application development and enables strong integration across our services. All of our customer applications or services, use Mime | OS™ to interact with our data stores and processing technology, as well as interoperate effectively with each other.

As set forth below, Mime | OS™ is our proprietary operating system that controls the interface, services, processing, indexing and storage layers of Mimecast’s cloud architecture.

The Mimecast Cloud Architecture

Continuous Development Methodology and Multi-Tenancy Advantage

As we enhance and expand our technology, we can update services centrally with little or no intervention required by the customer as everyone shares the same core operating and application software. Improvements, upgrades, new products or patches are applied once and are available immediately across our whole service to customers. It means we have only one up-to-date version of our service to maintain and support as well as a common data store for all customers that simplifies management, support and product development.

Our services already process and manage large volumes of customer data and this is growing daily. Our commitment to continual improvement in Mime | OS™, our customer applications and hardware infrastructure mean we are constantly strengthening the performance of our service as we scale. These improvements include faster archive search times and data ingestion, greater storage density, improved processing and extended security coverage. Each week, we roll out updates and enhancements centrally that benefit our customers without the need for additional infrastructure investment on their part. Additionally, when new threats emerge, we act once by making changes to our service and all customers benefit immediately. We can also identify and act on threats to one customer and quickly prevent them from impacting others by changing our core system.

How Our Services Work

Mimecast Advanced Security

We protect inbound and outbound email from malware, spam, advanced persistent threats, email DoS and DDoS, data leaks and other security threats.

Inbound email is directed through Mimecast Email Security, which performs comprehensive security checks before the email is delivered to the customer’s infrastructure, e.g. Microsoft Exchange®, Microsoft Office 365® or Google. This prevents unwanted email from even reaching the customer in the first place and cluttering their infrastructure unlike on-premises services from competitors. Each day, we monitor approximately 700 million messages delivering, on average, less than 50% to the customer.

Outbound email sent from the customer also passes through our service and is checked before being sent on to prevent it from presenting a security threat to the recipient. Outbound email can also be encrypted, and scanned by our comprehensive content controls to prevent confidential documents or data leaving the business. Data leak prevention is a key consideration for all organizations.

Mimecast Business Continuity

Email is a 24x7 tool and, traditionally, customers who want to ensure their email does not experience downtime as a result of an inevitable outage or maintenance have had to replicate their own infrastructure in a second location, doubling their email-related costs. The cost and management burden of doing this is prohibitive for many, particularly small or mid-market organizations.

We are a cost effective alternative as there is no need for additional infrastructure. As all customer outbound and inbound email is coming through us anyway, when the customer’s primary email service fails, our Mimecast Mailbox Continuity service takes over the delivery and sending of email in real time or at the request of the administrator, offering immediate fail-over and fail-back. When the primary service is re-established, the customer is reassured that there has been no loss of data and that the archive is maintained. For employees the process is virtually invisible—they continue to work as before in their Microsoft Outlook® desktop email client, their Mimecast mobile app or their Mac® Desktop App.

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

Our Mimecast Enterprise Information Archiving service offers secure lifetime storage of email, files and instant messaging conversations paid for on a per-employee not data usage basis. Expensive and ineffective onsite archives can be decommissioned, reducing the data load on the primary email service too. Our search tools make it easy for legal staff and employees themselves to quickly find data without the need to turn to the IT team. Finally, our archive can also include legacy data that would otherwise be held in additional storage. This can be ingested over-the-wire or via physical drives sent encrypted from the customer to us.

Our Global Data Center Network

We have built a network of ten data centers in five locations around the world to deliver our services. This gives customers geographic and jurisdictional control over data location, which enables them to address data privacy concerns. Each region operates two identical data centers that function in active-active mode in different locations, and have N+1 set-ups to meet our continuity of service commitments. Because of this redundancy, we are able to switch operations from one data center to another to maintain our customers’ email and data services. We have developed a modular approach to provisioning a new data center and can transition among data centers as needed in existing or new geographies.

Our ten co-located data centers are replicated and operate in active-active mode to allow for continuity of service in the event of downtime or maintenance.

Our Services

Our email security, continuity and archiving services protect customer data, providing organizations comprehensive email risk management in a single, cloud-based, fully-integrated service, which is licensed on a subscription basis.

The Mimecast Email Security service protects against the delivery of malware, malicious URLs, spam, spear-phishing attacks, including business email compromise, and other emerging attacks, while also preventing data leaks and other internal threats. The Mimecast Mailbox Continuity service ensures employees can continue using email during unexpected and planned outages such as system maintenance, whether their email is managed in the cloud or on-premises. Mimecast Enterprise Information Archiving unifies email, data to support e-discovery and forensic analysis, and gives employees fast access to their personal archive via PC, Mac® and mobile apps.

Mimecast Advanced Security

Email security provides a critical defense against hackers seeking to capture and exploit valuable organizational information and disrupt business operations. Our Mimecast Email Security services provide comprehensive email security. It blocks spam, malware, malicious URLs, spear-phishing, and defined content from entering or exiting the organization, It gives administrators granular security and content policy control for inbound,  outbound, and internal email traffic to prevent threats, including data leaks. Integration into Microsoft Outlook and via mobile apps provides employees the freedom to be self-sufficient and to manage their quarantines, personal blacklists, and multiple other aspects of their email security and management.

Customers can benefit from the purchase of the following Mimecast security services:

•

Targeted Threat Protection: Highly sophisticated targeted attacks, including spear-phishing, are using email to successfully infiltrate organizations, exploit users and steal valuable intellectual property, customer data and money.

•

URL Protect addresses the threat from emails containing malicious links. It automatically checks hyperlinks each time they are clicked, preventing employees from visiting malicious websites regardless of what email client or device they are using. It also includes innovative user awareness capabilities so IT teams can raise the security awareness of employees as part of their daily email activities. Once enabled, a percentage of links in emails clicked by an employee will open an informational screen. This will provide them with more information about the email and destination, encouraging them to consider whether the email is coming from a reliable source and if the page is safe. If they choose to continue, the choice is logged and URL Protect scans the link and blocks access if the destination is deemed unsafe. IT administrators can adjust the frequency of these awareness prompts to ensure employee caution is maintained. Repeat offenders that regularly click bad links can automatically receive more frequent prompts until their behavior changes. The IT team can track employee behavior from the Mimecast administration console and target additional security training as required.

•

Attachment Protect reduces the threat from weaponized or malware-laden attachments used in spear-phishing and other advanced attacks. It includes pre-emptive sandboxing to automatically security check email attachments before they are delivered to employees. Attachments are opened in a virtual environment, or sandbox, isolated from the email system, security checked and passed on to the employee only if no threat is detected. It also includes the option of an innovative safe file conversion capability that automatically converts attachments into a safe file format, neutralizing any chance of malware as it does so. The attachment is delivered to the employee in read-only format without any sandbox analysis delay. As most attachments are read rather than edited, this is often sufficient for many users. Should the employee need to edit the attachment, they can request it and from there it is sandboxed on-demand and delivered in the original file format.

•

Impersonation Protect is the first to market service that gives instant and comprehensive protection from the latest malware-less social engineering attacks, often called CEO fraud, whaling, impersonation, or business email compromise. These attacks are designed to trick key users, often in an organization’s finance team, into making wire transfers or other financial transactions to cybercriminals by pretending to be the CEO or CFO via spoofed email. Some impersonation attacks also target those responsible for managing sensitive employee data, such as payroll information, which could be used for identity theft. Impersonation Protect detects and prevents these types of attack by identifying combinations of key indicators in an email to determine if the content is likely to be suspicious, even in the absence of a URL or attachment. Impersonation Protect blocks or flags suspicious email by using advanced scanning techniques to identify elements commonly used by criminals, including employee, domain, or reply-to names, and other keywords like ‘wire transfer,’ ‘tax form’ or ‘urgent.’

•

Internal Email Protect, or IEP, is the industry’s first threat management capability for internally generated email delivered by a purely cloud-based security service. IEP is the latest capability of Mimecast Targeted Threat Protection, allowing customers to monitor, detect and remediate security threats that originate from within their internal email systems. This first-to-market cloud capability provides for the scanning of attachments, URLs, and content in internally generated email. In addition, IEP includes the ability to automatically remediate infected email from a user’s inbox.

•

Secure Messaging: Email containing sensitive or confidential information requires appropriate security and control to prevent inadvertent or deliberate data leaks and to protect the information while in transit. Mimecast Secure Messaging is a secure and private channel to share sensitive information with external contacts via email without the need for additional client or desktop software. Sensitive information is kept within the Mimecast cloud service, strengthening information security, data governance and compliance, without the added IT overhead and complexity of traditional email secure messaging or encryption solutions.

•

Large File Send: Employees can create security and compliance risks when they turn to file sharing services to overcome email size limits imposed by their email infrastructure. Mimecast Large File Send enables PC and Mac users to send and receive large files directly from Outlook or a native Mac app. It protects attachments in line with security and content policies by using encryption, optional access key and custom expiration dates; supports audit, e-discovery and compliance by archiving all files and notifications according to email retention policies; and protects email system performance from the burden of large file traffic.

•

Data Leak Prevention: Organizations can prevent the inadvertent or malicious loss of sensitive corporate data with advanced data leak prevention and content controls. Policies using keywords, pattern matching, file hashes and dictionaries actively scan all email communications including file attachments to stop data leakage and support compliance. Suspect emails can be blocked, quarantined for review by administrators or sent securely.

Mimecast Business Continuity

Email continuity protects email and data against the threat of downtime as a result of system failure, natural disasters, planned maintenance, system upgrades and migrations. Mimecast Mailbox Continuity services significantly reduce the cost and complexity of mitigating these risks and provides uninterrupted access to live and historic email and calendar information. During an outage our service provides real-time inbound, outbound and internal email delivery. The continuity service can be activated and deactivated directly and instantly from the Mimecast console by administrators for the complete organization or for specific groups affected by limited outages. All outage events are fully logged and we also support email top-up services for customers who have to recover their Exchange environments from backups. The continuity service is capable of reliably and securely supporting customers during short or long-term continuity events. Integration with Microsoft Outlook®, a native app for Mac® users and a full suite of mobile apps means employees have seamless access to their email in the event of a disruption or outage.

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

•

Cloud Archive for Lync: Customers protect important IP, strengthen compliance and reduce cost by retaining Microsoft Lync® instant messaging conversations and content in a secure, indexed and unified archive. Powerful search capabilities deliver rapid results from instant messaging, email and file archives

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

Our service range continues to respond to the changing threat landscape and reflect customers’ requests for combinations of services across advanced security, archiving and continuity features. We continue the transition of our existing customers subscribed to our historic packages, over to the new service bundles.

Our service bundles are:

•	M2A: Cyber Security and Resiliency with Archiving. This bundle includes Email Security with Targeted Threat Protection; Compliance Security; Continuity services and a 99-year archive.
•	M2: Cyber Security and Resiliency. This bundle includes Email Security plus Targeted Threat Protection; Compliance Security and Continuity with 58-day email retention for recovery purposes.

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

•

S2: Advanced Threat Security with Internal Email Protect. This service contains the same features as S1 but also includes our latest addition to the Targeted Threat Protection family of products.  Internal Email Protect offers detection of internal security threats and inspection of outbound emails plus, should any issue be detected, the remediation of such.

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

Mimecast Mobile and Desktop Apps

Mobile, PC and Mac® users get self-service access to security features, including spam reporting and managed sender lists, the ability to send and receive email during a primary email system outage, and access to their personal email archive to run searches on its content. Employee productivity does not come at the expense of centralized control. Administrators can use granular permissions to activate functions for individual employees or groups of users, while centralized security and policy management means IT teams can retain control over default settings.

Sales and Marketing

Our sales and marketing teams work together to build a strong sales pipeline, cultivate and retain customers and drive market awareness of our current and future products and services.

Sales

We sell our services through direct sales efforts and through our channel partners. Our sales model is designed to meet the needs of small and mid-market organizations and large enterprises across a wide range of industries and in over 100 countries. Our approach has played an important role in the growth of our customer base to date. Our sales team is based in offices in Boston, Chicago, Dallas and San Francisco, United States; London, United Kingdom; Johannesburg and Cape Town, South Africa; and Melbourne and Sydney, Australia. We maintain a highly-trained sales force of approximately 300 employees as of March 31, 2017, which is responsible for acquiring and developing new business.

We also have an experienced sales team focused on developing and strengthening our channel partner relationships. Many organizations work with third-party IT channel partners to meet their security, IT and cloud service needs, so we have formed relationships with a variety of the leading partners to target large enterprises, mid-market and small organizations. For large enterprises, we work with international partners including Hewlett-Packard and Dimension Data. In the mid-market, we work with leading national partners, including Softchoice, SHI, CDW and Softcat. The small business market is primarily served by the reseller community and also by Managed Service Providers, who typically provide or host email services. We work closely with all of these channel partners to offer cooperative marketing, deal registration, as well as support and technical resources. We believe these partners view our services as a key source of additional revenue and a way for them to add significant value to their customers as they can support their desire to move to the cloud without compromising their security position.

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

Our sales cycle varies by size and sophistication of customer, the number of products purchased and the complexity of the project, ranging from several days for incremental sales to existing customers, to many months for sales to new customers or large deployments.

We plan to continue to invest in our sales organization to support both the growth of our direct sales organization and our channel partners.

Marketing

Our marketing strategy is designed to meet the specific needs of each of our customer segments. We are focused on building the Mimecast brand, product awareness, increasing customer adoption of our products, communicating the advantages of our solution and its benefit to organizations, and generating leads for our channel partners and direct sales force. We execute our marketing strategy by using a combination of internal marketing professionals and a network of global channel partners. We invest in field, channel, product and brand marketing and have increased our investment in digital marketing to drive greater lead generation volume and efficiency. Our local marketing teams support the conversion of these leads into qualified opportunities for inside sales and are responsible for branding, content generation and product marketing.

Customer Service and Support

We maintain our strong customer retention rate through the strength and quality of our products, our commitment to our customers’ success and our award-winning local customer service and support team, which consists of more than 200 employees worldwide dedicated to ensuring a superior experience for our customers. For each of the fiscal years ended March 31, 2017, 2016 and 2015, our customer renewal rate has been consistently greater than 90%. We calculate our annual customer retention rate as the percentage of paying customers on the last day of the prior year who remain paying customers on the last day of the current year.

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

We have a dedicated training team and resources designed to enable customers to get the full benefit from their Mimecast investment. Our comprehensive education and consultancy resources include administrator training and certification, end user training and e-discovery training for compliance teams, all of which are available in-person and online.

Beyond customer support and training, we also provide a range of services that are designed to provide additional support to some customers, especially larger enterprises with more complex email infrastructure and legacy data. Our professional services team works with the customer, or supports our partners to assist them, in planning, migration and service activation.

We offer a standard service level agreement as part of our standard contract that contains commitments regarding the delivery of email messages to and from our servers, the speed at which our archive can produce search results, and our ability to correctly identify and isolate spam and viruses. In the event that we do not achieve these levels, the customer can request a credit. Payment of the credit will be made subject to verification of the problem. These credits are tiered according to the extent of the service issued. The amount of credits provided to customers to date has been immaterial in all historical periods.

Customers

As of March 31, 2017, we had approximately 26,400 customers and protected millions of their employees in over 100 countries. Our diverse global footprint is evidenced by the fact that in the fiscal year ended March 31, 2017, we generated 49% of our revenue from the United States, 33% from the United Kingdom, 15% from South Africa and 4% from the rest of the world. Our customers range from large enterprises with over 75,000 employees to small organizations with less than 500 employees and represent a diverse set of industries. For example, in the fiscal year ended March 31, 2017, we generated 14% of our revenue from customers in the legal services industry, 18% from customers in the professional, scientific and technical services industry, 10% from customers in the manufacturing industry and 13% from customers in the finance and insurance industry. Our business is not dependent on any particular customer. No single customer represented more than 1% of our annual revenues in the fiscal years ended March 31, 2017, 2016 or 2015.

Research and Development

Our engineering, operations, product and development teams work together to enhance our existing products, technology infrastructure and underlying Mime | OS™ cloud architecture, as well as develop our new product pipeline. Our research and development team interacts with our customers and partners to address emerging market needs, counter developing threats and drive innovation in risk management and data protection. We operate a continuous delivery model for improvements to our infrastructure and products to ensure customers benefit from regular updates in protection and functionality without the need for significant intervention on their part.

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

Our research and development expenses were $22.6 million, $17.7 million and $14.5 million for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

Competition

Our market is large, highly competitive, fragmented, and subject to rapidly evolving technology and security threats, shifting customer needs and frequent introductions of new products and services. We do not believe that any specific competitor offers the fully unified service and integrated technology that we do. However, we do compete with companies that offer products that target email and data security, continuity and archiving, as well as large providers such as Google Inc. and Microsoft Corporation, who offer functions and tools as part of their core mailbox services that may be, or be perceived to be, similar to our offerings. Our current and potential future competitors include: Barracuda Networks, Inc., Google, Microsoft Exchange Online Protection, Proofpoint, Inc., Symantec Corporation and Cisco Systems Inc., in security, and Hewlett Packard Enterprise, Microsoft Office 365®, Symantec and Barracuda in archiving. Some of our current and future competitors may have certain competitive advantages such as greater name recognition, longer operating history, larger market share, larger existing user base and greater financial, technical and other resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. We cannot provide any assurance that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

The principal competitive factors in our market include:

•	reliability and effectiveness in protecting, detecting and responding to cyberattacks;
•	scalability and multi-tenancy of our system;
•	breadth and unification of our services;
•	cloud-only delivery;
•	total cost of ownership;
•	speed, availability and reliability;
•	integration into office productivity, desktop and mobile tools;
•	speed at which our services can be deployed;
•	ease of user experience for IT administrators and employees; and
•	superior customer service and commitment to customer success.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product and cloud architecture development, core technical innovation, channel management and customer support.

Intellectual Property

Our success is dependent, in part, on our ability to protect our proprietary technologies and other intellectual property rights. We primarily rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. As of March 31, 2017, we have 8 patents issued and 14 patent applications pending in the United States. We also have 4 patents issued and 5 patent applications pending for examination in non-U.S. jurisdictions. We intend to pursue additional patent protection to the extent that we believe it would be beneficial and cost effective.

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

C. Organizational Structure

Mimecast Limited has eight subsidiaries. Our principal operating companies are Mimecast Limited, a UK company, Mimecast Services Ltd, a UK company, and Mimecast North America Inc., a Delaware corporation, each of which is a wholly-owned subsidiary of Mimecast Limited.

D. Property, Plant, and Equipment

Our corporate headquarters is located in London, United Kingdom where we currently lease approximately 40,993 square feet of space under a lease expiring in December 2019. In April 2017, we signed a lease for an additional approximately 16,100 square feet of space contiguous with our existing space in London, which lease will also expire in December 2019. Our U.S. headquarters is located in Watertown, Massachusetts in an office consisting of approximately 44,170 square feet of space under a lease expiring in October 2020. In February 2017, we entered into a lease for a new U.S. headquarters located in Lexington, Massachusetts. We expect to occupy the new facility, which will initially encompass approximately 79,145 square feet of space, in or around December 2017.  The lease for the new U.S. headquarters will expire 10 years after initial occupancy.  We also occupy space in Johannesburg, South Africa consisting of 22,722 square feet under a lease expiring in October 2018. We maintain additional leased facilities in Cape Town, South Africa, Melbourne and Sydney, Australia, as well as in Chicago, Dallas and San Francisco in the United States.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with “Item 3. Key Information—D. Risk Factors,” our audited consolidated financial statements and related notes and other financial information included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including, but not limited to, the risks discussed in “Item 3. Key Information—D. Risk Factors.” Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a leading global provider of next generation cloud security and risk management services for corporate information and email. Our fully-integrated suite of proprietary cloud services protects customers of all sizes from the significant business and data security risks to which their email system exposes them. We protect customers from today’s rapidly changing threat landscape where email has become a powerful attack vector and data leak concern. We also mitigate the significant business disruption that email failure or downtime causes. In addition, our archiving services secure, store and manage critical corporate communications and information to address growing compliance and e-discovery requirements and enable customers to use this increasing archive of information to improve employee productivity.

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

We market and sell our services to organizations of all sizes across a broad range of industries. As of March 31, 2017, we provided our services to approximately 26,400 customers and protected millions of their employees across the world. We generate sales through our network of channel partners as well as through our direct sales force. Our growth and future success depends on our ability to expand our customer base and to sell additional services to our existing customers.

In the fiscal year ended March 31, 2017, we generated 51% of our revenue outside of the United States, with 33% generated from the United Kingdom, 15% from South Africa and 3% from the rest of the world. In the fiscal year ended March 31, 2016, we generated 57% of our revenue outside of the United States, with 39% generated from the United Kingdom, 16% from South Africa and 2% from the rest of the world. Our most significant growth market is the United States. We also believe that there is significant opportunity in our other existing markets. We intend to make significant investments in sales and marketing to continue expanding our customer base in our target markets.

We were founded in 2003 with a mission to make email safer and better, and to transform the way organizations protect, store and access their email and corporate information. Our first service, Mimecast Email Security, which we launched in late 2003 and was quickly followed by Mimecast Email Continuity. In 2004, we added Mimecast Enterprise Information Archiving. These three services generate a large proportion of our revenue today. In 2006, we started the development of our proprietary cloud architecture, which we refer to as Mime | OS™. We believed early on that investing in the development of our own cloud operating system was a strategic requirement that would enable us to integrate and scale our services. Mimecast Large File Send was released in 2013 and was followed by Mimecast Targeted Threat Protection in 2014, our advanced persistent threat protection service. In 2014, we also released comprehensive risk mitigation technologies specifically for Microsoft Office 365®, and in 2015, we released Mimecast Secure Messaging. In 2016 and 2017, we announced the newest aspects of our Targeted Threat Protection service, Impersonation Protect and Internal Email Protect, respectively.

In November 2015, we completed our IPO, in which we issued and sold 7,750,000 ordinary shares at a public offering price of $10.00 per share. We received net proceeds of $68.3 million after deducting underwriting discounts and commissions of $5.4 million and other offering expenses of $3.8 million.

In October 2016, we completed a registered secondary public offering, in which 4,600,000 ordinary shares were sold at a public offering price of $16.50 per share. All of the shares sold in the secondary offering were sold by our existing shareholders and we did not receive any proceeds from the sale of these shares. We incurred approximately $0.6 million in offering expenses on behalf of the selling shareholders in connection with the secondary offering.

In November 2016, we purchased substantially all of the assets of iSheriff, Inc., or iSheriff, a cloud-based security provider. This acquisition is intended to provide our customers additional real-time email threat intelligence and detection expertise and complements our existing portfolio of email security, continuity and archiving solutions. The total preliminary purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. We incurred approximately $0.7 million in transactional costs in connection with the transaction.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon a number of key factors, including the following:

Acquisition of new customers. We employ a sales strategy that focuses on acquiring new customers through our direct sales force and network of channel partners, and selling additional products to existing customers. Acquiring new customers is a key element of our continued success, growth opportunity and future revenue. We have invested in and intend to continue to invest in our direct sales force and channel partners. During the year ended March 31, 2017, our customer base increased by approximately 8,400 organizations.

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

Investment in growth. We are expanding our operations, increasing our headcount and developing software to both enhance our current offerings and build new features. We expect our total operating expenses to increase, particularly as we continue to expand our sales operations, marketing activities and research and development team. We intend to continue to invest in our sales, marketing and customer experience organizations to drive additional revenue and support the growth of our customer base. Investments we make in our sales and marketing and research and development organizations will occur in advance of experiencing any benefits from such investments. For the year ending March 31, 2018, we plan to continue increasing the size of our sales force and to invest in the development of additional marketing content. We have increased and plan to continue to increase the size of our research and development team.

Currency fluctuations. We conduct business in the United States and in other countries in North America, the United Kingdom and other countries in Europe, South Africa and other countries in Africa, and also Australia. As a result, we are exposed to risks associated with fluctuations in currency exchange rates, particularly between the U.S. dollar, the British pound and the South African rand. In the year ended March 31, 2017, 50% of our revenue was denominated in U.S. dollars, 31% in British pounds, 15% in South African rand and 4% in other currencies. Given that our functional currency and the functional currency of our subsidiaries is the local currency of each entity but our reporting currency is the U.S. dollar, devaluations of the British pound, South African rand and other currencies relative to the U.S. dollar impacts our profitability.

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other key performance indicators to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Year Ended March 31,
	2017	2016	2015
	(dollars in thousands)
Gross profit percentage	73%	71%	68%
Revenue constant currency growth rate (1)	39%	30%	33%
Revenue retention rate	111%	109%	107%
Total customers (2)	26,400	18,000	13,800
Adjusted EBITDA (1)	$11,802	$15,839	$14,227

(1)

Adjusted EBITDA and revenue constant currency growth rates are non-GAAP financial measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Item 3—Key Information—A. Selected Consolidated Financial and Other Data.”

(2)	Reflects the customer count on the last day of the period rounded to the nearest hundred customers.

Gross profit percentage. Gross profit percentage is calculated as gross profit divided by revenue. Our gross profit percentage has increased in each of the past three years. Gross profit fluctuates due to timing of the addition of hardware and employees to serve our growing customer base. We provide our services in each of the regions in which we operate. Costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized. As a result, our gross profit percentage in actual terms is consistent with gross profit on a constant currency basis.

Revenue constant currency growth rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. For further explanation of the uses and limitations of this measure and a reconciliation of our revenue constant currency growth rate to revenue, as reported, the most directly comparable GAAP measure, please see “Item 3—Key Information—A. Selected Consolidated Financial and Other Data.” Our revenue constant currency growth rate has increased in fiscal 2017 as compared to prior periods.  As our total revenue grows, we expect our constant currency growth rate will decline as the incremental growth from period to period is expected to represent a smaller percentage of total revenue as compared to the prior period.

Revenue retention rate. We believe that our ability to retain customers is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate is driven by our customer renewals and upsells. For each of the fiscal years ended March 31, 2017, 2016 and 2015, our customer retention rate has been consistently greater than 90%. We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period. Our revenue retention rate has increased in each of the past three years.

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

Adjusted EBITDA. We believe that Adjusted EBITDA is a key indicator of our operating results. We define Adjusted EBITDA as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, provision for income taxes and foreign exchange income (expense). For further explanation of the uses and limitations of this measure and a reconciliation of our Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income, please see “Item 3. —Key Information—A. Selected Consolidated Financial and Other Data.” We expect that our Adjusted EBITDA will continue to increase; however, we expect that our operating expenses will also increase in absolute dollars as we focus on expanding our sales and marketing teams and growing our research and development capabilities.

Components of Consolidated Statements of Operations

Revenue

We generate substantially all of our revenue from subscription fees paid by customers accessing our cloud services and by customers purchasing additional support beyond the standard support that is included in our basic subscription fees. A small portion of our revenue consists of related professional services and other revenue, which consists primarily of set-up fees, ingestion fees and training fees.

We generally license our services on a price per employee basis under annual contracts. Some services, such as ingestion services, are invoiced upfront and recognized on a straight-line basis over the longer of the contract term or the average customer life.

We serve thousands of customers in multiple industries, and our revenue is not concentrated with any single customer or industry. For each of the years ended March 31, 2017, 2016 and 2015, no single customer accounted for more than 1% of our revenue, and our largest ten customers accounted for less than 10% of our revenue in aggregate.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. As of March 31, 2017, deferred revenue was $95.3 million. We estimate the future recognition of deferred revenue as of March 31, 2017 to be $84.2 million in 2018, $5.2 million in 2019, $3.3 million in 2020, $1.9 million in 2021 and $0.7 million thereafter.

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

Cost of revenue

Cost of revenue primarily consists of expenses related to supporting and hosting our product offerings and delivering our professional services. These costs consist primarily of personnel and related costs including salaries, benefits, bonuses and share-based compensation expense related to the management of our data centers, our customer support team and our professional services team. In addition to these expenses, we incur third-party service provider costs such as data center and networking expenses, allocated overhead costs and depreciation expense. We allocate overhead costs, such as rent and facility costs, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each operating expense category.

We expect our cost of revenue to increase in absolute dollars due to expenditures related to the purchase of hardware, expansion and support of our data center operations and customer support teams. We also expect that cost of revenue as a percentage of revenue will decrease over time as we are able to achieve economies of scale in our business, although it may fluctuate from period to period depending on the timing of significant expenditures. To the extent that our customer base grows, we intend to continue to invest additional resources in expanding the delivery capability of our products and other services. The timing of these additional expenses could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in any particular quarterly or annual period.

Research and development expenses

Research and development expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, share-based compensation expense, costs of server usage by our developers and allocated overhead costs. We expense all research and development costs as they are incurred. We have focused our efforts on developing new versions of our SaaS technology with expanded features. Our technology is constantly being refined and, as such, we do not capitalize development costs. We believe that continued investment in our technology is important for our future growth. As a result, we expect research and development expenses to increase in absolute dollars as we make further substantial investments in developing our Mime | OS™ platform, improving our existing services and creating new features that will increase the functionality of our new and existing products. Research and development expenses as a percentage of total revenue may fluctuate on a quarterly basis but we expect it to increase in the near-term as a result of the expected investments noted above.

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel and related costs, including salaries, benefits, bonuses, commissions and share-based compensation expense. Other costs included are those relating to marketing and promotional events, online marketing, product marketing and allocated overhead costs. We expense all costs as they are incurred, including sales commissions.  Sales and marketing expenses increased substantially in fiscal 2017 as we continued to expand our sales and marketing efforts globally, particularly in the United States. We expect that our sales and marketing expenses will continue to increase substantially in the year ending March 31, 2018. New sales personnel require training and may take several months or more to achieve productivity; as such, the costs we incur in connection with the hiring of new sales personnel in a given period are not typically offset by increased revenue in that period and may not result in new revenue if these sales personnel fail to become productive. We expect to increase our investment in sales and marketing as we add new services, which will increase these expenses in absolute dollars. Over the long term, we believe that sales and marketing expenses as a percentage of revenue will decrease, but will vary depending upon the mix of revenue from new and existing customers, as well as changes in the productivity of our sales and marketing programs.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, information technology and human resources functions, including salaries, benefits, incentive compensation and share-based compensation expense, in addition to the costs associated with professional fees, insurance premiums, other corporate expenses and allocated overhead costs. We expect general and administrative expenses to increase in absolute dollars as we continue to incur additional personnel and professional services costs in order to support business growth as well as meeting the compliance requirements of operating as a public company, including those costs incurred in connection with Section 404 of the Sarbanes-Oxley Act, costs associated with the expected loss of our status as a foreign private issuer, and costs associated with the adoption of new accounting standards, including ASC 606, Revenue Recognition and ASU 2016-02, Leases, among others. Over the long term, we believe that general and administrative expenses as a percentage of revenue will decrease.

Restructuring

Restructuring consist of severance, outplacement, and other separation benefits.

Other income (expense)

Other income (expense) is comprised of the following items:

Interest income

Interest income includes interest income earned on our cash, cash equivalents and investments balances. We expect interest income to vary each reporting period depending on our average cash, cash equivalents and investments balances during the period and market interest rates. We expect interest income to increase in the fiscal year ending March 31, 2018 due to higher yields on investments.

Interest expense

Interest expense consists primarily of interest expense associated with our outstanding debt and our credit facility.

Foreign exchange income

Foreign exchange income consists primarily of foreign exchange fluctuations related to short-term intercompany accounts and foreign currency exchange gains and losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change, however, we expect foreign currency exchange gains and losses to be less significant in the fiscal year ending March 31, 2018 as compared to the fiscal year ended March 31, 2017 due to the capitalization and repayment of certain intercompany balances at the end of our second fiscal quarter of 2017.

Provision for income taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases for assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Our provision for income taxes for the fiscal years ended March 31, 2017, 2016 and 2015 primarily relates to our South African entity.

A. Operating Results

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Year Ended March 31,
	2017	2016	2015
	(in thousands)
Revenue	$186,563	$141,841	$116,085
Cost of revenue	50,314	41,809	36,821
Gross profit	136,249	100,032	79,264
Operating expenses
Research and development	22,593	17,663	14,461
Sales and marketing	96,154	65,187	51,224
General and administrative	27,875	19,756	15,806
Restructuring	—	—	1,203
Total operating expenses	146,622	102,606	82,694
Loss from operations	(10,373)	(2,574)	(3,430)
Other income (expense)
Interest income	510	74	62
Interest expense	(268)	(690)	(703)
Foreign exchange income	6,892	811	4,508
Total other income (expense), net	7,134	195	3,867
(Loss) income before income taxes	(3,239)	(2,379)	437
Provision for income taxes	2,202	865	152
Net (loss) income	$(5,441)	$(3,244)	$285

The following table sets forth our consolidated statements of operations data as a percentage of revenue for each of the periods indicated:

	Year Ended March 31,
	2017	2016	2015
Revenue	100%	100%	100%
Cost of revenue	27	29	32
Gross profit	73	71	68
Operating expenses
Research and development	12	12	12
Sales and marketing	52	46	44
General and administrative	15	14	14
Restructuring	—	—	1
Total operating expenses	79	72	71
Loss from operations	(6)	(1)	(3)
Other income (expense)
Interest income	—	—	—
Interest expense	—	—	(1)
Foreign exchange income	4	1	4
Total other income (expense), net	4	1	3
(Loss) income before income taxes	(2)	—	—
Provision for income taxes	1	1	—
Net (loss) income	(3)%	(1)%	—

We have operations in jurisdictions other than the United States and generate revenue and incur expenditures in currencies other than the U.S. dollar. The following information shows the effect on certain components of our consolidated statements of operations data for each of the periods indicated based on a 10% increase or decrease in foreign currency exchange rates assuming that all foreign currency exchange rates move in the same directions at the same time:

	Year ended March 31,
	2017	2016	2015
	(in millions)
Cost of Revenue	$2.9	$2.5	$2.3
Research and development	2.0	1.6	1.3
Sales and marketing	3.7	3.0	3.0
General and administrative	0.8	0.8	0.8

Comparison of Years Ended March 31, 2017 and 2016

Revenue

	Year ended March 31,		Period-to-period change
	2017	2016	Amount	% Change
	(dollars in thousands)
Revenue	$186,563	$141,841	$44,722	32%

Revenue increased $44.7 million in the year ended March 31, 2017 compared to the year ended March 31, 2016. The increase in revenue was primarily attributable to increases in new customers, including the 8,400 new customers added since March 31, 2016, a full year of revenue related to new customers added in fiscal 2016 and additional revenue from customers that existed as of March 31, 2016. Revenue for the year ended March 31, 2017 compared to the year ended March 31, 2016 was negatively impacted by approximately $9.9 million primarily as a result of the strengthening of the U.S. dollar relative to the British pound and to a lesser extent the South African rand.

Cost of revenue

	Year ended March 31,		Period-to-period change
	2017	2016	Amount	% Change
	(dollars in thousands)
Cost of revenue	$50,314	$41,809	$8,505	20%

Cost of revenue increased $8.5 million in the year ended March 31, 2017 compared to the year ended March 31, 2016, which was primarily attributable to increases in data center costs of $3.9 million, personnel-related costs of $2.7 million, depreciation expense of $1.0 million and share-based compensation expense of $0.7 million. Cost of revenue for the year ended March 31, 2017 compared to the year ended March 31, 2016 was positively impacted by approximately $3.2 million primarily as a result of the strengthening of the U.S. dollar relative to the British pound. Data center costs increased as a result of the increase in our customer base, personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount, depreciation increased primarily as a result of increased capital expenditures in support of our expanding infrastructure and share-based compensation expense increased primarily as a result of an increase in share option modification charges.

As a result of changes in foreign exchange rates, gross profit decreased in absolute dollars by approximately $6.7 million for the year ended March 31, 2017 as compared to the year ended March 31, 2016. Excluding the impact of changes in foreign currency exchange rates, gross profit as a percentage of revenue remained consistent as costs related to supporting and hosting our product offerings and delivering our services are incurred in the region in which the related revenue is recognized.

Operating expenses

	Year ended March 31,		Period-to-period change
	2017	2016	Amount	% Change
	(dollars in thousands)
Operating expenses:
Research and development	$22,593	$17,663	$4,930	28%
Sales and marketing	96,154	65,187	30,967	48%
General and administrative	27,875	19,756	8,119	41%
Total operating expenses	$146,622	$102,606	$44,016	43%

Research and development expenses

Research and development expenses increased $4.9 million in the year ended March 31, 2017 compared to the year ended March 31, 2016, which was primarily attributable to increases in personnel-related costs of $3.5 million, information technology and facility costs of $0.5 million, travel and other costs of $0.3 million, professional services costs of $0.2 million and share-based compensation expense of $0.2 million. Research and development expenses for the year ended March 31, 2017 as compared to the year ended March 31, 2016 were positively impacted by approximately $2.8 million primarily as a result of the strengthening of the U.S. dollar relative to the British pound. Personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount throughout the year and professional services costs increased primarily as a result of the use of research and development contractors.

Sales and marketing expenses

Sales and marketing expenses increased $31.0 million in the year ended March 31, 2017 compared to the year ended March 31, 2016, which was primarily attributable to increases in personnel-related costs of $17.3 million, marketing costs of $7.4 million, travel and other costs of $2.0 million, share-based compensation expense of $1.5 million, professional services of $1.3 million and information technology and facilities costs of $1.1 million. Sales and marketing expenses for the year ended March 31, 2017 as compared to the year ended March 31, 2016 were positively impacted by approximately $3.9 million primarily as a result of the strengthening of the U.S. dollar relative to the British pound. Personnel-related costs increased primarily as a result of salaries, benefits and commissions associated with increased headcount. Marketing costs increased primarily as a result of increased lead generation, online marketing, brand development costs and advertising.

General and administrative expenses

General and administrative expenses increased $8.1 million in the year ended March 31, 2017 compared to the year ended March 31, 2016, which was primarily attributable to increases in personnel-related costs of $4.3 million, professional services costs of

$2.9 million and information technology and facilities costs of $0.3 million. General and administrative expenses for the year ended March 31, 2017 as compared to the year ended March 31, 2016 were positively impacted by approximately $1.0 million primarily as a result of the strengthening of the U.S. dollar against the British pound.  Personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount. Professional service costs increased primarily due to accounting, consulting and legal services associated with operating as a public company. In addition, we incurred $0.6 million of expenses related to the October 2016 secondary offering and $0.7 million in transaction costs related to the iSheriff transaction.

Other income (expense)

	Year ended March 31,		Period-to-period change
	2017	2016	Amount	% Change
	(dollars in thousands)
Other income (expense):
Interest income	$510	$74	$436	589%
Interest expense	(268)	(690)	422	(61)%
Foreign exchange income	6,892	811	6,081	750%
Total other income (expense)	$7,134	$195	$6,939	nm

nm—not meaningful

Other income (expense) increased $6.9 million in the year ended March 31, 2017 compared to the year ended March 31, 2016, which was primarily attributable to a $6.1 million increase in foreign exchange income associated with the re-measurement of short-term intercompany balances as well as working capital balances denominated in currencies other than the functional currency of our operating units. The increase in foreign exchange income is a result of the British pound weakening compared to the foreign currencies in which we operate to a greater extent in fiscal 2017 as compared to fiscal 2016.  The increase in interest income is primarily due to higher weighted-average cash and investment balances after the IPO.  The decrease in interest expense is primarily due to a decrease in weighted-average debt balances.

Provision for income taxes

	Year ended March 31,		Period-to-period change
	2017	2016	Amount	% Change
	(dollars in thousands)
Provision for income taxes	$2,202	$865	$1,337	155%

Provision for income taxes increased $1.3 million in the year ended March 31, 2017 compared to the year ended March 31, 2016. The provision for income taxes in each period was primarily attributable to taxes related to our South African entity.  The increase in the provision for income taxes from the prior period was primarily due to increased net pre-tax income in our South African entity.

Comparison of Years Ended March 31, 2016 and 2015

Revenue

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Revenue	$141,841	$116,085	$25,756	22%

Revenue increased $25.8 million in the year ended March 31, 2016 compared to the year ended March 31, 2015. The increase in revenue was primarily attributable to increases in new customers, including the 4,200 new customers added since March 31, 2015 and a full year of revenue related to new customers added in fiscal 2015. To a lesser extent revenue increased in fiscal 2016 as compared to 2015 due to additional revenue from existing customers.  Our revenue for the year ended March 31, 2016 was negatively impacted by approximately $9.5 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate.

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

nm—not meaningful

Research and development expenses

Research and development expenses increased $3.2 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, which was primarily attributable to increases in share-based compensation expense of $1.2 million, personnel-related costs of $1.0 million, professional services costs of $0.5 million and information and technology and facility costs of $0.4 million. Total research and development expenses for the year ended March 31, 2016 as compared to the year ended March 31, 2015 were positively impacted by approximately $1.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Share-based compensation expense increased primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO, as well as an increase in share option modification charges. Personnel-related cost increased primarily as a result of salaries and benefits associated with increased headcount throughout the year, primarily in the third and fourth quarter of fiscal 2016. Professional services costs increased primarily as a result of the use of research and development contractors.

Sales and marketing expenses

Sales and marketing expenses increased $14.0 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, which was primarily attributable to increases in marketing costs of $5.7 million, personnel-related costs of $4.7 million, share-based compensation expense of $1.5 million, information technology and facilities costs of $1.4 million, and professional services of $0.7 million. Total sales and marketing expenses for the year ended March 31, 2016 as compared to the year ended March 31, 2015 were positively impacted by approximately $3.2 million as a result of the strengthening of the U.S. dollar relative to the foreign currencies in which we operate. Marketing costs increased primarily as a result of increased lead generation, online marketing, and brand development costs, with a focus on the expansion of our presence in the U.S. market. Personnel-related costs increased primarily as a result of commissions, salaries and benefits associated with increased headcount. Share-based compensation expense increased primarily as a result of expense related to new hire grants and share-based awards that became exercisable upon the closing of the IPO, partially offset by a decrease in share option modification charges. Professional services increased primarily due to an increase in recruiting costs.

General and administrative expenses

General and administrative expenses increased $4.0 million in the year ended March 31, 2016 compared to the year ended March 31, 2015 which was primarily attributable to increases in personnel-related costs of $2.0 million, professional services costs of $1.3 million, information technology and facilities costs of $0.5 million, and travel and other costs of $0.8 million, partially offset by a decrease in share-based compensation expense of $0.8 million. Personnel-related costs increased primarily as a result of salaries and benefits associated with increased headcount and compensation. Professional service costs increased primarily due to legal, accounting and consulting services in connection with the IPO and operating as a public company. Share-based compensation expense decreased primarily due to a decrease in share option modification charges partially offset by increases primarily as a result of expense related to share-based awards that became exercisable upon the closing of the IPO

Restructuring expenses

We recorded restructuring expenses of $1.2 million in the year ended March 31, 2015 in connection with the termination of employees in the United States and the United Kingdom. Restructuring expenses consisted of employee severance charges outplacement, and other separation benefits. We did not incur restructuring expenses in the year ended March 31, 2016.

Other income (expense)

	Year ended March 31,		Period-to-period change
	2016	2015	Amount	% Change
	(dollars in thousands)
Other income (expense):
Interest income	$74	$62	$12	19%
Interest expense	(690)	(703)	13	(2)%
Foreign exchange income	811	4,508	(3,697)	(82)%
Total other income (expense)	$195	$3,867	$(3,672)	nm

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

Provision for income taxes increased $0.7 million in the year ended March 31, 2016 compared to the year ended March 31, 2015, which was primarily attributable to taxes related to our foreign subsidiaries, primarily our South African entity.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the eight quarters in the period ended March 31, 2017. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements, including, in the opinion of management, all normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The results of historical periods are not necessarily indicative of the results to be expected for any future period.

	Quarter ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2015	2015	2015	2016	2016	2016	2016	2017
	(in thousands)
Revenue	$33,328	$34,507	$37,130	$36,876	$41,460	$44,361	$48,333	$52,409
Cost of revenue (1)	9,876	10,193	10,651	11,089	11,339	12,377	13,144	13,454
Gross profit	23,452	24,314	26,479	25,787	30,121	31,984	35,189	38,955
Operating expenses
Research and development (1)	3,530	3,933	5,464	4,736	5,149	4,948	5,889	6,607
Sales and marketing (1)	13,121	14,856	17,607	19,603	21,463	22,866	25,336	26,489
General and administrative (1)	4,691	4,022	5,546	5,497	6,456	6,597	6,994	7,828
Total operating expenses	21,342	22,811	28,617	29,836	33,068	34,411	38,219	40,924
Income (loss) from operations	2,110	1,503	(2,138)	(4,049)	(2,947)	(2,427)	(3,030)	(1,969)
Other income (expense)
Interest income	17	12	13	32	67	76	164	203
Interest expense	(177)	(168)	(227)	(118)	(107)	(76)	(61)	(24)
Foreign exchange (expense) income	(3,841)	741	1,204	2,707	4,096	2,719	(81)	158
Total other income (expense), net	(4,001)	585	990	2,621	4,056	2,719	22	337
(Loss) income before provision for (benefit from) income taxes	(1,891)	2,088	(1,148)	(1,428)	1,109	292	(3,008)	(1,632)
Provision for (benefit from) income taxes	358	(80)	51	536	865	(11)	362	986
Net (loss) income	$(2,249)	$2,168	$(1,199)	$(1,964)	$244	$303	$(3,370)	$(2,618)

Net (loss) income applicable to ordinary shareholders—basic	$(2,249)	$1,572	$(1,199)	$(1,964)	$244	$303	$(3,370)	$(2,618)
Net (loss) income applicable to ordinary shareholders—diluted	$(2,249)	$1,612	$(1,199)	$(1,964)	$244	$303	$(3,370)	$(2,618)
Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.07)	$0.05	$(0.03)	$(0.04)	$0.00	$0.01	$(0.06)	$(0.05)
Diluted	$(0.07)	$0.04	$(0.03)	$(0.04)	$0.00	$0.01	$(0.06)	$(0.05)
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	33,066	33,673	42,514	54,172	54,287	54,636	54,949	55,375
Diluted	33,066	36,991	42,514	54,172	57,655	58,513	54,949	55,375

(1)	Share-based compensation expense included in these line items was as follows:

	Quarter ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2015	2015	2015	2016	2016	2016	2016	2017
	(in thousands)
Cost of revenue	$22	$107	$350	$154	$170	$301	$730	$152
Research and development	29	45	1,293	344	372	361	735	405
Sales and marketing	83	768	1,481	849	973	1,133	1,531	1,082
General and administrative	709	216	826	610	528	470	645	706
Total share-based compensation expense	$843	$1,136	$3,950	$1,957	$2,043	$2,265	$3,641	$2,345

	Quarter ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
As a % of revenue	2015	2015	2015	2016	2016	2016	2016	2017
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue (1)	30	30	29	30	27	28	27	26
Gross profit	70	70	71	70	73	72	73	74
Operating expenses
Research and development (1)	11	11	15	13	12	11	12	13
Sales and marketing (1)	39	43	47	53	52	52	52	51
General and administrative (1)	14	12	15	15	16	15	14	15
Total operating expenses	64	66	77	81	80	78	78	79
Income (loss) from operations	6	4	(6)	(11)	(7)	(6)	(5)	(5)
Other income (expense)
Interest income	—	—	—	—	—	—	—	—
Interest expense	(1)	—	(1)	—	—	—	—	—
Foreign exchange (expense) income	(12)	2	3	7	10	6	—	—
Total other income (expense), net	(13)	2	2	7	10	6	—	—
(Loss) income before provision for (benefit from) income taxes	(7)	6	(4)	(4)	3	—	(5)	(5)
Provision for (benefit from) income taxes	1	—	—	1	2	—	1	2
Net (loss) income	(8)%	6%	(4)%	(5)%	1%	—%	(6)%	(7)%

B. Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, investments and accounts receivable. The following table shows net cash provided by operating activities, net cash used in investing activities, and net cash (used in) provided by financing activities for the years ended March 31, 2017, 2016 and 2015:

	Year ended March 31,
	2017	2016	2015
	(in thousands)
Net cash provided by operating activities	$32,514	$24,643	$23,247
Net cash used in investing activities	(84,615)	(14,234)	(12,583)
Net cash (used in) provided by financing activities	(332)	63,801	5,431

In November 2015, we raised net proceeds of $68.3 million in our IPO, after deducting underwriting discounts and commissions and offering expenses paid by us. Prior to our IPO in November 2015, we financed our operations primarily through private placements of equity and borrowings from our primary bank lender. In the years ended March 31, 2017 and 2016, we incurred operating losses of $10.4 million and $2.6 million, respectively. While we expect to generate an operating loss in the year ending March 31, 2018, we expect to continue to generate positive cash flows from operating activities. In the year ending March 31, 2018, we plan to continue to invest in the development and expansion of our Mime | OS™ platform to improve on our existing solutions in order to provide more capabilities to our customers. Investments in capital expenditures in the year ended March 31, 2017 were $18.5 million. We expect this level of investment to increase in the year ending March 31, 2018.

As of March 31, 2017 and 2016, we had cash, cash equivalents and investments of $111.7 million and $106.1 million, respectively. Based on our current operating plan, we believe that our current cash and cash equivalents, investments and operating cash flows will be sufficient to fund our operations for at least the next twelve months. Our future capital requirements may vary materially from those planned and will depend on certain factors, such as, our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. We may also seek to invest in or acquire complementary businesses, applications or technologies, any of which could also require us to seek additional equity or debt financing. We cannot provide assurance that additional financing will be available at all or on terms favorable to us. We had no material commitments for capital expenditures as of March 31, 2017 or 2016.

Borrowings and credit facility

Since January 2012, we have entered into various term loan borrowings with Silicon Valley Bank. The term loans have fixed interest rates of 4.5% and principal repayment periods of 36 equal monthly installments with remaining maturities through January 2018. As of March 31, 2017, the aggregate principal balance of the term loans was $1.7 million, all of which is payable in the year ending March 31, 2018. As of March 31, 2017 and 2016, there were no amounts available for future borrowings under the term loans.

In January 2013, we entered into a loan and security agreement with Silicon Valley Bank providing for a revolving credit facility. The revolving credit facility expired unused in July 2016.  Our term loan borrowings are collateralized by substantially all of our assets and we are required to meet certain financial covenants, including recurring revenue and adjusted quick ratio covenants. The agreement also contains the following negative covenants:

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

Failure to meet these financial and other covenants would enable Silicon Valley Bank to demand immediate repayment of all outstanding balances under the loan agreement. We were in compliance with all covenants as of March 31, 2017 and 2016.

Operating activities

For the year ended March 31, 2017, cash provided by operating activities was $32.5 million. The primary factors affecting our operating cash flows during the period were our net loss of $5.4 million, adjusted for non-cash items of $11.9 million for depreciation and amortization of our property and equipment and intangible assets, $10.3 million of share-based compensation expense, and $6.5 million in unrealized foreign currency gains on foreign denominated transactions primarily, intercompany balances. The drivers of the changes in operating assets and liabilities were a $29.1 million increase in deferred revenue, a $4.9 million increase in accrued expenses and other liabilities, a $1.9 million decrease in other assets and a $0.8 million increase in accounts payable, partially offset by a $11.8 million increase in accounts receivable and a $2.8 million increase in prepaid expenses and other current assets.

For the year ended March 31, 2016, cash provided by operating activities was $24.6 million. The primary factors affecting our operating cash flows during the period were our net loss of $3.2 million, adjusted for non-cash items of $10.5 million for depreciation and amortization of our property and equipment, $7.9 million of share-based compensation expense, and $1.0 million in net foreign currency gains. The drivers of the changes in operating assets and liabilities were an $18.6 million increase in deferred revenue and a $4.7 million increase in accrued expenses and other liabilities, partially offset by a $9.8 million increase in accounts receivable, a $2.2 million increase in prepaid expenses and other current assets, a $0.5 million decrease in accounts payable and a $0.4 million increase in other assets.

For the year ended March 31, 2015, cash provided by operating activities was $23.2 million. The primary factors affecting our operating cash flows during the period were our net income of $0.3 million, adjusted for non-cash charges of $11.0 million for depreciation and amortization of our property and equipment, $5.4 million of share-based compensation expense, and $4.1 million in net foreign currency gains. The drivers of the changes in operating assets and liabilities were an $11.4 million increase in deferred revenue, a $2.8 million increase in accrued expenses and other liabilities, and a $0.7 million decrease in prepaid expenses and other current assets, partially offset by a $4.3 million increase in accounts receivable due primarily to overall growth in our business.

Investing activities

Cash used in investing activities of $84.6 million for the year ended March 31, 2017 consisted of $67.6 million in purchases of investments, $18.5 million in capital expenditures and $5.6 million in payments related to the iSheriff acquisition partially offset by $7.0 million in maturities of investments.  Cash used in investing activities of $14.2 million and $12.6 million for the years ended March 31, 2016 and 2015, respectively, was due to capital expenditures. Our capital expenditures were associated primarily with computer equipment purchased in support of our expanding infrastructure and to a lesser extent leasehold improvements and office equipment associated with increased headcount.

Financing activities

Cash used in financing activities of $0.3 million for the year ended March 31, 2017 was primarily due to payments on debt of $4.6 million and payments on capital lease obligations of $0.2 million, partially offset by $4.5 million of proceeds from exercises of share options.

Cash provided by financing activities of $63.8 million for the year ended March 31, 2016 was due primarily to $68.3 million in proceeds from our IPO, net of issuance costs, and $0.9 million of proceeds from exercises of share options, partially offset by payments on debt of $5.4 million.

Cash provided by financing activities of $5.4 million for the year ended March 31, 2015 was due primarily to $8.3 million in proceeds from the issuance of debt, net of issuance costs and $0.6 million in proceeds from exercises of share options, partially offset by $3.5 million of payments on debt.

Net operating loss carryforwards

As of March 31, 2017 and 2016, we had U.K. net operating loss carryforwards of approximately $23.7 million and $10.3 million, respectively that do not expire. As of March 31 2017 and 2016, we had U.S. federal net operating loss carryforwards of approximately $28.0 million and $31.5 million, respectively and U.S. state net operating loss carryforwards of approximately $18.9 million and $24.4 million, respectively that expire at various dates through 2037. As of March 31, 2017 and 2016, we had Australian net operating loss carryforwards of approximately $11.9 million and $7.7 million, respectively that do not expire. As of March 31, 2017, the Company had a U.K. income tax credit carryforward of $0.3 million that does not expire and a $0.1 million U.S. Federal tax credit that does not expire.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation. The amendments require an entity to recognize all excess tax benefits and tax deficiencies in connection with share-based compensation as income tax expense or benefit in the income statement. The amendments also require recognizing excess tax benefits regardless of whether the benefit reduces taxes payable in the current period and excess tax benefits will be classified as an operating activity in the statement of cash flows. The tax effects of exercised or vested awards will be treated as discrete items in the reporting period in which they occur. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. This guidance will be adopted by the Company on April 1, 2018 using a modified retrospective transition method; however the adoption is not expected to have a material impact to the Company’s deferred tax assets or retained earnings on its consolidated balance sheets.

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

Off-balance sheet arrangements

Up to and including the fiscal year ended March 31, 2017, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As a result, we are not exposed to related financing, liquidity, market or credit risks that could arise if we had engaged in those types of arrangements.

Contractual obligations and commitments

The following table represents our contractual obligations as of March 31, 2017, aggregated by type:

		Payments due in:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Debt obligations principal	$1,734	$1,734	$—	$—	$—
Debt obligations interest	35	35	—	—	—
Operating lease obligations	46,303	4,743	13,331	8,344	19,885
Capital lease obligations	502	251	251	—	—
Data center obligations	54,872	14,244	24,795	15,833	—
Total	$103,446	$21,007	$38,377	$24,177	$19,885

We lease our facilities under non-cancelable operating leases with various expiration dates through October 2027. We have outstanding letters of credit of $3.8 million related to certain operating leases.

Recently issued and adopted accounting pronouncements

For information on recent accounting pronouncements, see Recently Issued Accounting Pronouncements in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

Critical accounting policies and estimates

Our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2 to the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations.

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

Our subscription arrangements provide customers the right to access our hosted software applications. Customers do not have the right to take possession of our software during the hosting arrangement. Accordingly, we recognize revenue in accordance with ASC 605, Revenue Recognition, and Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

We sell our products and services directly through our sales force and also indirectly through third-party resellers. In accordance with the provisions of ASC 605, we have considered certain factors in determining whether the end-user or the third-party reseller is our customer in arrangements involving resellers. We concluded that in the majority of transactions with resellers, the reseller is our customer. In these arrangements, we considered that it is the reseller, and not us, that has the relationship with the end-user. Specifically, the reseller has the ability to set pricing with the end-user and the credit risk with the end-user is borne by the reseller. Further, the reseller is not obligated to report its transaction price with the end-user to us, and in the majority of transactions, we are unable to determine the amount paid by the end-user customer to the reseller in these transactions. As a result of such considerations, revenue for these transactions is presented in the accompanying consolidated statements of operations based upon the amount billed to the reseller. For transactions where we have determined that the end-user is the ultimate customer, revenue is presented in the accompanying consolidated statements of operations based on the transaction price with the end-user.

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

If the deliverables are determined to qualify as separate units of accounting, consideration is allocated to each unit of accounting based on the units’ relative selling prices. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value, or VSOE, if available, or its best estimate of selling price, if VSOE is not available. We have determined that third-party evidence of selling price is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

Subscription services have standalone value as such services are often sold separately. In determining whether professional services sold together with the subscription services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the determination that customers cannot resell the services that Mimecast provides, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Professional services sold at the time of the multiple-element subscription arrangement typically include customer set-up and ingestion services. To date, we have concluded that all of these professional services included in executed multiple-deliverable arrangements do not have standalone value and are therefore not considered separate units of accounting. These professional services are purchased by customers only in contemplation of, or in concert with, purchasing one of our hosted subscription solutions and, therefore, are not considered a substantive service, such that the provision of such service does not reflect the culmination of the earnings process. Mimecast does not sell these services without the related underlying primary subscription as there would be no practical interest or need on the behalf of a customer to buy these services without the underlying subscription. We do not have any knowledge of other vendors selling these services on a stand-alone basis and there is no way for an end-user to resell the deliverable. Accordingly, the deliverables within the arrangement including both subscription services and other professional services are accounted for as a single unit of accounting. On these occasions, revenue for the professional services deliverables in the arrangement is recognized on a straight-line basis over the contractual term or the average customer life, as further described below.

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

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. As of March 31, 2017 and 2016, we did not have any uncertain tax positions that would impact our net tax provision if recognized.

Accounting for share-based compensation awards

We account for share-based compensation awards in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under our share-based compensation plans to employees and members of our Board of Directors for their services as directors, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards and restricted share units issued under our share-based compensation plans, the fair value of each grant is calculated based on the fair value of our ordinary shares on the date of grant. For service-based awards, we recognize share-based compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, we recognize share-based compensation expense using an accelerated recognition method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, we account for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled.

Certain awards granted by us are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an initial public offering. As a result, no compensation cost related to share-based awards with these performance conditions had been recognized through the date of our IPO, which occurred in November 2015, as we had determined that a liquidity event was not probable. Since the closing of our IPO, share-based compensation expense for these equity-awards has been recognized using the accelerated attribution method over the remaining service period.

We estimate the fair value of employee share options on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective estimates and assumptions. We estimate the expected term of options for service-based awards utilizing the “Simplified Method,” as we do not have sufficient historical share option exercise information on which to base its estimate. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. Since there was no public market for our ordinary shares prior to the IPO and as our shares have been publicly traded for a limited time, we determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issue options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. We use an expected dividend rate of zero as we currently have no history or expectation of paying dividends on our ordinary shares. In addition, we have estimated expected forfeitures of share options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods. Since the IPO, the fair value of our ordinary shares at the time of each grant of a share-based award have been based on the market value at the time of each grant.

Prior to the IPO, in the absence of an active market for our ordinary shares, the Board of Directors, the members of which we believe have extensive business, finance, and venture capital experience, were required to estimate the fair value of the our ordinary shares at the time of each grant of a share-based award. We and the Board of Directors utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its ordinary shares. Each valuation methodology included estimates and assumptions that required our judgment. These estimates and assumptions include a number of objective and subjective factors, in determining the value of our ordinary shares at each grant date, including the following factors: (1) prices paid for our convertible preferred shares, which we had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of our convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) our stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted to employees during each of the periods indicated below:

	Year ended March 31,
	2017	2016	2015
Expected term (in years)	6.1	6.2	6.3
Risk-free interest rate	2.1%	2.0%	3.1%
Expected volatility	41.0%	42.7%	52.6%
Expected dividend yield	—%	—%	—%
Estimated grant date fair value per ordinary share	$20.22	$9.80	$7.20

JOBS Act

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

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation.

These exemptions apply for a period of five years following the completion of our IPO, which occurred in November 2015 or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company—Business Overview—Intellectual Property” and “Item 5. Operating and Financial Review and Prospects.”

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

See “Item 5. Operating and Financial Review and Prospects.”

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

Name	Age	Position
Executive Officers and Employee Directors:
Peter Bauer	43	Chief Executive Officer and Chairman
Peter Campbell	52	Chief Financial Officer
Neil Murray	49	Chief Technology Officer and Director
Edward Jennings	47	Chief Operating Officer
Robert P. Nault	53	Senior Vice President, General Counsel and Secretary
Non-Employee Directors:
Christopher FitzGerald (1)(3)	71	Director
Aron Ain (2) (3)	59	Director
Norman Fiore (1)	46	Director
Jeffrey Lieberman (2)(3)	43	Director
Hagi Schwartz (1)(2)	55	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The following sets forth biographical information regarding our executive officers and directors. There are no family relationships among the executive officers or directors nor are there any family relationships between any executive officer and directors.

Executive Officers and Employee Directors

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

Edward Jennings has served as our Chief Operating Officer since August 2015. From January 2014 to August 2015, Mr. Jennings was the Chief Marketing Officer of Veracode, Inc., a provider of cloud-based application security, where he also served as Executive Vice President of Sales and Services from February 2012 to December 2013. Prior to that, from February 2011 to January 2012, Mr. Jennings was General Manager at ADP, Inc. (NASDAQ: ADP), a provider of business outsourcing solutions. From August 2008 to December 2010, Mr. Jennings was the Chief Executive Officer of Copanion, Inc., where he also served as Senior Vice President of Sales and Marketing from July 2007 to July 2008. Mr. Jennings holds a Masters of Business Administration from Northwestern University and a Bachelor of Arts from Boston College.

Robert P. Nault has served as our Senior Vice President and General Counsel since September 2016. From May 2014 to May 2016, he served as Senior Vice President, General Counsel and Secretary of Constant Contact, Inc., a provider of email marketing software, where he also served as Vice President, General Counsel and Secretary from March 2007 to May 2014 and as interim Chief Financial Officer from March 2010 to July 2010. Prior to that, Mr. Nault served as Senior Vice President, General Counsel and Secretary of RSA Security Inc., a provider of e-security technology solutions, from November 2005 until November 2006 following its acquisition by EMC Corporation in September 2006. Prior to that, Mr. Nault was Vice President and General Counsel of Med-i-Bank, Inc., a provider of software and services for electronic benefit payments, from October 2004 to July 2005; Legal Consultant and Vice President and General Counsel of ON Technology Corporation, an enterprise software company, from 2001 to 2004; and Senior Vice President and General Counsel of The Pioneer Group, Inc., a financial services and alternative investments company, from 1995 to 2000. Before joining Pioneer, Mr. Nault was a member of the corporate department of Hale and Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP). Mr. Nault holds a Bachelor of Arts from the University of Rhode Island and a Juris Doctorate from Boston University School of Law.

Non-Executive Directors

Aron Ain joined our board of directors on April 1, 2017.  Mr. Ain has served as the Chief Executive Officer and a member of the board of directors of Kronos Incorporated since 2005. Mr. Ain joined Kronos, a leading global provider of workforce management and human capital management cloud solutions, in 1979 and held several leadership roles at the company prior to becoming Chief Executive Officer. He serves on the Board of Trustees of Hamilton College, on the Trustee Advisory Board of Beth Israel Deaconess Medical Center, and as Vice Chairman of the Massachusetts High Technology Council. Mr. Ain holds a Bachelor of Arts in economics and government from Hamilton College.  He has also participated in a series of executive education programs, including the AEA/Stanford Executive Institute at Stanford University.  We believe that Mr. Ain is qualified to serve on our board of directors because of his extensive experience as chief executive officer of a global company.

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

Jeffrey Lieberman has served as a member of our board of directors since 2012. Mr. Lieberman is currently a Managing Director of the venture capital firm Insight Venture Partners, which he joined in 1998. Prior to joining Insight, Mr. Lieberman was a management consultant at McKinsey & Company, where he focused on strategic and operating issues in the financial services, technology and consumer products industries. Mr. Lieberman currently serves as a director of several private companies.

Mr. Lieberman holds a Bachelor of Applied Sciences in systems engineering and a Bachelor of Arts degree in economics from the University of Pennsylvania. We believe Mr. Lieberman is qualified to serve on our board of directors because of his experience as a seasoned investor in our industry.

Hagi Schwartz has served as a member of our board of directors since July 2015. In 2005, Mr. Schwartz founded Magnolia Capital, an investment advisory firm, where he served as Managing Director. Mr. Schwartz is also a Venture Partner at Western Technology Investment, which he joined in 2011. Previously, Mr. Schwartz was the Chief Financial Officer of several public and private technology companies including HyperRoll, Inc., ATRICA, Inc., Noosh, Inc., and Check Point Software Technologies. Mr. Schwartz currently serves on the board of directors of Silicon Graphics International Corp. In addition, Mr. Schwartz has served on the board of directors of BigFix, TUI University and two other private companies. Mr. Schwartz has a Bachelor of Arts in Economics and Accounting from Bar Ilan University. We believe Mr. Schwartz is qualified to serve on our board of directors because of his financial expertise, his significant audit and financial reporting knowledge, his seasoned business perspective and his prior experience as an executive and on boards of other prominent technology companies.

Bernard Dallé, who had served as one of our directors since 2009 resigned from our board of directors on April 1, 2017, concurrent with the election of Aron Ain. Mr. Dallé informed us that his decision to resign from the board of directors was personal and did not result from a disagreement with us on any matter relating to our operations, policies or practices.

B. Compensation

Directors’ and Executive Management Compensation

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers, including share-based compensation, for the fiscal year ended March 31, 2017, was $7.5 million. The above also includes the estimated fair value of share-based compensation in the amount of $4.4 million issued in the fiscal year ended March 31, 2017 in the form of options to purchase an aggregate of 460,000 ordinary shares and restricted share units totaling 14,190. Share options to purchase ordinary shares were issued in October 2016 and February 2017 and had exercise prices of $19.28 and $21.83 per share, respectively and expire 10 years after the date of grant. Restricted share units in the aggregate of 14,190 were issued to non-employee directors in October 2016.  The total amounts accrued to provide severance, retirement, annual leave and recuperation or similar benefits or expenses for our directors and executive officers for the fiscal year ended March 31, 2017 was $0.6 million.

C. Board practices

Board Composition

We comply with the NASDAQ Stock Market rule that a majority of our directors be independent. Our board of directors has determined that all of our directors, other than our Chief Executive Officer and Chief Technology Officer, are independent under such rules.

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

Christopher FitzGerald serves as lead independent director. As the lead independent director, Mr. FitzGerald is responsible for coordinating the activities of the independent directors. Among other things, the lead independent director has the following specific responsibilities:

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

Corporate Governance and Committees of the Board

Corporate governance

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We currently do not, and do not intend to, take advantage of any such exemptions.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable requirements of the rules adopted by the SEC, but expect to transition to domestic issuer status following the fiscal year ending March 31, 2018.

Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee and have a charter for each of these committees, current copies of which are available at the investor relations section of our website at www.mimecast.com.

Audit committee

The members of our audit committee are Hagi Schwartz, Norman Fiore and Christopher FitzGerald. Hagi Schwartz is the chair of the audit committee. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence, objectivity and effectiveness of our independent registered public accounting firm;
•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;
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

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation committee

The members of our compensation committee are Jeffrey Lieberman, Aron Ain and Hagi Schwartz. Jeffrey Lieberman is the chair of the compensation committee. Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our directors and executive management;
•	overseeing an evaluation of our executive management; and
•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

In order to satisfy the independence criteria for compensation committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member must be considered, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates. We believe the composition of our compensation committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Nominating and corporate governance committee

The members of our nominating and corporate governance committee are Christopher FitzGerald, Aron Ain and Jeffrey Lieberman. Christopher FitzGerald is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

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

If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Employment and Consulting Agreements

Executive management

Each of Peter Bauer and Peter Campbell has an amended and restated employment agreement with Mimecast North America, Inc. and we have a service agreement with Neil Murray. These agreements each contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The amended and restated employment agreements with each of Messrs. Bauer and Campbell provide for up to 12 months of base salary continuation and health insurance premiums in the event that the executive’s employment is terminated by us without “cause” or the executive resigns for “good reason.” In the event that such termination occurs within 12 months following a “change in control,” the executive will be entitled to receive a payment equal to 12 months of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his target bonus, up to 12 months of health insurance premiums and full acceleration of all equity awards. Receipt of the severance payments and benefits described above is conditioned upon the execution and effectiveness of a separation agreement, including a general release of claims in our favor. In addition, the amended and restated employment agreements provide that upon a change in control, 50% of the shares underlying all equity awards held by each of Messrs. Bauer and Campbell will accelerate and vest. Pursuant to the terms of the service agreement with Mr. Murray, we and Mr. Murray are each obligated to provide the other party with four months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing four months’ notice, we may elect to pay Mr. Murray a lump sum equal to his base salary, bonus and benefits for the notice period. Such notice period and termination benefits do not apply in the event that Mr. Murray is terminated by us for any one of the reasons enumerated in his service agreement. Under the terms of Mr. Jennings’ offer letter, he is entitled to six months of base salary continuation and health insurance premiums in the event that his employment is terminated by us without “cause, ” subject to the execution by Mr. Jennings of a satisfactory release of claims.  In addition, his offer letter provides that upon a “change in control,”

50% of the shares underlying all unvested equity awards held by him will accelerate and vest. If he is terminated without “cause” or for certain other reasons within 12 months of such change in control, all remaining unvested equity awards will accelerate and vest.  Under the terms of Mr. Nault’s offer letter, he is entitled to nine months of base salary and target bonus continuation and health insurance premiums in the event that his employment is terminated by us or a successor company without “cause” or he resigns for “good reason,” subject to the execution by Mr. Nault of a satisfactory release of claims.  In addition, his offer letter provides that upon a “change in control,” 50% of the shares underlying all unvested equity awards held by him will accelerate and vest. If he is terminated without “cause” or he resigns for “good reason” within 12 months of such change in control, all remaining unvested equity awards will accelerate and vest.

Non-executive directors

Prior to our initial public offering, each of the members of our board of directors was elected pursuant to a subscription and shareholders’ agreement among us and certain of our existing shareholders. See “Major Shareholders and Related Party Transactions—Subscription and Shareholders’ Agreement.” That agreement terminated by its terms upon completion of our IPO, and there are no agreements between us and our shareholders governing the election of our directors.

Employee Share Plans

The equity incentive plans described in this section are the Mimecast Limited 2007 Key Employee Share Option Plan, or the 2007 Plan, the Mimecast Limited 2010 EMI Share Option Scheme, or the 2010 Plan, the Mimecast Limited Approved Share Option Plan, or the Approved Plan, the Mimecast Limited 2015 Share Option and Incentive Plan, or the 2015 Plan, and the Mimecast Limited 2015 Employee Share Purchase Plan, or the ESPP. Prior to our IPO, we granted awards to eligible participants under the 2007 Plan, the 2010 Plan and the Approved Plan. Since the completion of our IPO, we have granted and expect to continue to grant awards to eligible participants under the 2015 Plan and our Board has authorized that the first six-month offering period under the ESPP will commence on July 1, 2017. We no longer grant awards under the 2007 Plan, the 2010 Plan and the Approved Plan.

2007 Plan

Our 2007 Plan was adopted by our board of directors on September 3, 2007. The maximum market value of shares (as of the date of grant) subject to unexercised Enterprise Management Incentive, or EMI, options granted under the 2007 Plan together with the 2010 Plan may not exceed £3 million. The 2007 Plan provides only for the granting of options to acquire Class B ordinary shares to our key employees and the key employees of our subsidiaries.

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

The 2007 Plan provides that, in the event of a change of control (as defined in the 2007 Plan) by way of trade sale, unless and to the extent that the administrator determines that the circumstances justify vesting and/or exercisability of a greater proportion of the unvested shares, (i) 75% of the shares underlying outstanding unvested options shall vest and the remaining 25% of the unvested option shares shall immediately lapse and (ii) options shall be exercisable to the extent that they have then vested and to the extent that any applicable performance conditions have then been satisfied. In such event, unless the acquirer provides for the replacement of such options, exercisable options may be exercised (a) on the same day as, and immediately prior to, the change of control becoming effective, (b) if the person making the offer so requests or makes it a condition of the offer that one or more optionholders is locked-in and the board of directors agreed to such request or requirement, in the 12-month period commencing no later than the date on which the acquirer gains control of us and any condition subject to which the offer was made has been satisfied or (c) in the absence of any such request or requirement, or if the board of directors does not agree to such request or requirement, within six months, or such longer period as the board of directors may determine (but in no event longer than 12 months), following the day on which the acquirer gains control of us and any condition subject to which the offer was made has been satisfied. Notwithstanding termination of an optionholder’s employment, any options vested at the time of a change of control shall immediately become exercisable for such period as the board of directors determined in its absolute discretion and acting fairly and reasonably if the board of directors determines that the termination is directly related to the change of control and exercisability is justified in the circumstances. Under the 2007 Plan, upon the listing of our shares on a recognized securities exchange that occurred on November 19, 2015, 100% of the unvested portion of options granted under the 2007 Plan vested and, unless the board of directors determines that the circumstances justify the exercisability of a greater proportion, 25% of the shares underlying options were exercisable immediately upon the listing, 50% of the shares underlying options were exercisable 12 months following the date of the listing and 25% of the shares underlying options will become exercisable 24 months following the date of the listing.

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

Under the 2010 Plan, options became vested in full immediately after our shares were admitted to listing on a recognized securities exchange. Such options became exercisable as to 25% of the underlying shares immediately following the admission date, 50% of the underlying shares on the first anniversary of the admission date and 25% of the underlying shares on the second anniversary of the admission date. However, options granted on or after May 13, 2014 to U.S. and South African participants shall continue vesting as set forth in the option award agreement.

The 2010 Plan provides that, in the event that a person obtains control (as defined in the 2010 Plan) of our company as a result of (i) making an offer to acquire the whole of our issued share capital that is made on a condition such that, if satisfied, the person will have control of the company or (ii) negotiating a share sale and purchase agreement with our shareholders that contemplates that the person will obtain control of the company upon completion, 75% of the unvested shares underlying options under the 2010 Plan shall vest and the remaining 25% of the option shares will only be exercisable if the directors determine that the circumstances so justify. If replacement options are offered to optionholders under the 2010 Plan by the acquiring company in relation to vested options, and an optionholder does not agree to release the vested options and accept a replacement option, the board of directors shall determine whether such vested options shall be exercisable or whether they shall lapse. If replacement options are not offered to all optionholders, then vested options shall become exercisable in either of the following exercise periods, as determined by the administrator: (i) immediately before a change of control becoming unconditional or (ii) during the one-month exercise period starting at a date to be determined by the administrator (but in any event such period shall take place before the 12-month period following the date the change of control becomes unconditional).

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

Under the Approved Plan, options granted before May 13, 2014 vested in full immediately after our shares are admitted to listing on a recognized securities exchange. Such options became exercisable as to 25% of the underlying shares immediately following the listing date, 50% of the underlying shares on the first anniversary of the listing date and 25% of the underlying shares on the second anniversary of the listing date. Options granted on or after May 13, 2014 shall continue vesting as set forth in the option award agreement.

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

2015 Plan

Our 2015 Plan was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015 and became effective upon the closing of our IPO. The 2015 Plan allows the board of directors or the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants.

We initially reserved a total of 5,500,000 shares, or the Initial Limit, for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by our board of directors. We refer to such number as the Annual Increase.

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

ESPP

The ESPP was adopted by our board of directors on September 2, 2015 and approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000 shares. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

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

Our board of directors has authorized that the first six-month offering period under the ESPP will commence on July 1, 2017.

Limitations on Liability and Indemnification Matters

To the extent permitted by the Jersey law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. See “Item 10—Share Capital—Limitation of Liability of Directors and Officers.” In addition, we maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

D. Employees

As of March 31, 2017, we had 957 employees and subcontractors with 414 located in the United Kingdom, 389 in the United States, 102 in South Africa and 52 in Australia. As of March 31, 2016, we had 703 employees and subcontractors with 341 located in the United Kingdom, 241 in the United States, 86 in South Africa and 35 in Australia. The following table shows the breakdown of our global workforce of employees and subcontractors by category of activity as of the dates indicated:

	As of March 31,
	2017	2016	2015
Sales and marketing	416	298	212
Research and development	187	132	88
Services and support	242	182	161
General and administrative	112	91	63
Total	957	703	524

None of our employees work under any collective bargaining agreements. We have never experienced labor-related work stoppages or strikes and believe that we have good relations with our employees.

E. Share ownership

See “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 6 – Directors, Senior Management and Employees – C. Board Practices.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 of:

•

each of the members of our board of directors (except that (i) Bernard Dallé is not included in the table as he resigned from the board of directors on April 1, 2017 and (ii) Aron Ain, who joined our board of directors on April 1, 2017, is included as a director);

•	each of our other executive officers; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

The column entitled “Shares Beneficially Owned—Percentage” is based on a total of 55,901,996 ordinary shares outstanding as of March 31, 2017, except as noted in the footnotes to the table.

As of March 31, 2017, we had 35 holders of record of our ordinary shares in the United States. These shareholders held in the aggregate 44,895,060 of our outstanding ordinary shares, or 80% of our outstanding ordinary shares as of March 31, 2017. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

	Shares beneficially owned
Name of beneficial owner	Number	Percentage
5% shareholders
Abdiel Capital Management, LLC (1)	3,333,549	6.1%
Entities affiliated with Insight Venture Partners (2)	9,507,752	17.0%
Entities affiliated with Index Ventures (3)	4,843,908	8.7%
Executive officers and directors
Peter Bauer (4)	4,823,751	8.6%
Peter Campbell (5)	581,849	1.0%
Neil Murray (6)	3,315,152	5.9%
Edward Jennings (7)	307,291	*
Robert P. Nault	—	—
Aron Ain	—	—
Christopher FitzGerald	20,000	*
Norman Fiore (8)	3,353,791	6.0%
Jeffrey Lieberman (2)	9,507,752	17.0%
Hagi Schwartz (9)	12,492	*
All executive officers and directors as a group (10 persons) (10)	21,922,078	38.7%

(*)	Represents beneficial ownership of less than 1%.
(1)

This information is as of December 31, 2016 and is based solely on a Schedule 13G/A filed by Abdiel Capital Management, LLC (“Abdiel Capital”) with the SEC on January 25, 2017. The ownership consists of (i) 3,212,695 shares held by Abdiel Qualified Master Fund, LP and (ii) 120,854 shares held by Abdiel Capital, LP. As reported on the Schedule 13G/A, Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. The percent owned is based on the calculations provided by the Abdiel Schedule 13G/A. The address of Abdiel Capital is 410 Park Avenue, Suite 930, New York, NY 10022.

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

(3)

Consists of (i) 4,745,057 ordinary shares held of record by Index Ventures V (Jersey) L.P.; (ii) 38,298 ordinary shares held of record by Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. and (iii) 60,553 shares held of record by Yucca (Jersey) SLP. Index Ventures Associates V Limited, or IVA V, is the managing general partner of Index Ventures V (Jersey) L.P. and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. Yucca (Jersey) SLP is the nominee shareholder for participants in the Index co-investment scheme that is contractually required to mirror the Index Funds’ investment. Bernard Dallé, David Hall, Paul Willing, Phil Balderson and Sinéad Meehan are the members of the board of directors of IVA V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the Index Funds. The principal address of the Index Funds and Yucca (Jersey) SLP is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.

(4)

Consists of (i) 2,254,376 shares held by the Peter Bauer Trust, (ii) 22,500 shares held directly by Mr. Bauer, (iii) 46,875 shares issuable upon the exercise of share options exercisable within 60 days of March 31, 2017, and (iv) 2,500,000 shares held by Rock Trustees Limited as Trustees of the Butterworth Trust, of which Mr. Bauer is a beneficiary. As trustee of the Butterworth Trust, Rock Trustees Limited exercises dispositive power over the shares held by the Butterworth Trust.

(5)	Consists of (i) 248,516 shares held directly by Mr. Campbell and (ii) 333,333 shares issuable upon the exercise of share options exercisable within 60 days after March 31, 2017.
(6)	Consists of (i) 3,279,215 shares held directly by Mr. Murray and (ii) 35,937 shares issuable upon the exercise of share options exercisable within 60 days after March 31, 2017.
(7)	Consists of 307,291 shares issuable upon the exercise of share options exercisable within 60 days after March 31, 2017.
(8)

Consists of 2,789,632 shares held by Dawn Enterprise Capital Fund LP.  Voting and dispositive power over the shares held by Dawn Enterprise Capital Fund LP are held by Dawn Capital LLP, the designated members of which are Norman Fiore and Haakon Overli. The address of Dawn Enterprise Capital Fund LP is Soho, London W1B 5NE, United Kingdom.  Also consists of (i) 280,984 shares held directly or indirectly by Mr. Fiore in a family trust; (ii) 280,984 shares held directly or indirectly by Haakon Overli in a family trust, and (iii) 2,191 shares held by Dawn Master Management (II). Voting and dispositive power over the shares held by Dawn Master Management (II) are held by jointly by the family trusts of Messrs. Fiore and Overli.  Mr. Fiore disclaims beneficial ownership over the shares held by Mr. Overli’s family trust, except to the extent of Mr. Fiore’s pecuniary interest, if any, in such shares.

(9)	Consists of (i) 11,104 shares held directly by Mr. Schwartz and (ii) 1,388 shares issuable upon the vesting of restricted share units within 60 days after March 31, 2017.
(10)

See footnotes 1 through 9 above. Includes 724,824 shares issuable upon the vesting of restricted share units within 60 days after March 31, 2017 or the exercise of share options exercisable within 60 days after March 31, 2017.

B. Related party transactions

Since April 1, 2016, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Our audit committee is responsible for the review, approval and ratification of related-party transactions between us and any related person. The audit committee will review these transactions under our Code of Conduct, which governs conflicts of interests, among other matters, and is applicable to our employees, officers and directors.

Registration rights

As of March 31, 2017, the holders of an aggregate of 25,386,542 ordinary shares, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a Registration Rights Agreement between us and the holders of these shares, which was entered into in connection with our convertible preference share financings, and include demand registration rights, short-form registration rights and piggyback registration rights.

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

Termination

The registration rights and our obligations thereunder terminate seven years after the closing of our IPO or, as to any individual holder, at such earlier time at which all shares held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

Registration Statement on Form F-3

We have a filed a Registration Statement on Form F-3, commonly referred to as a “shelf registration,” that permits us to sell in a registered offering up to $50 million of our securities at our discretion.  In addition, the registration statement also covers the registration of 20,539,030 ordinary shares held by our existing shareholders, which includes a significant portion of the shares covered by the Registration Rights Agreement described above.  These shareholders could affect their rights under the Registration Rights Agreement by requiring that we initiate an offering under the registration statement. The shelf registration statement was declared effective by the SEC on March 14, 2017.

Agreements with officers

We have entered into written employment agreements with each of Peter Bauer, Peter Campbell and Neil Murray and offer letters with each of Edward Jennings and Robert P. Nault. See “Item 6—Directors, Senior Management, and Employees—Employment and Consulting Agreements—Executive Management.”

Other arrangements

We are party to an arrangement with Dawn Capital, a holder of more than 5% of our outstanding ordinary shares, pursuant to which we pay Dawn Capital an amount of £12,000 per annum for the services of Norman Fiore as a member of our board of directors.

Secondary offering

In October 2016, we completed a registered secondary public offering in which 4,600,000 ordinary shares were sold at a public offering price of $16.50 per share. All of the shares sold in the secondary offering were sold by our existing shareholders and we did not receive any proceeds from the sale of these shares. We incurred approximately $0.6 million in offering expenses on behalf of the selling shareholders in connection with the secondary offering.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

See “Item 18—Financial Statements” and the financial statements referred to therein.

Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. For additional information, please see Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

B. Significant changes

No significant changes have occurred since the date of the annual financial statements set forth in “Item 18 – Financial Statements.”

C. Interests of experts and counsel

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

The information regarding the price history of our ordinary shares is set forth in “Item 9 – The Offer and Listing – C. Markets.”

B.	Plan of distribution

Not applicable.

C.	Markets

Since November 19, 2015, our ordinary shares have been listed on the NASDAQ Global Select Market under the symbol “MIME.” On May 22, 2017, the closing price of our ordinary shares was $27.00.

The following table sets forth the high and low sale prices on The NASDAQ Global Select Market for our ordinary shares for each quarter, the most recent six months and the first trading day.

	High	Low
	(in $)
Annual highs and lows
Fiscal year ended March 31, 2017	24.60	7.08
Fiscal year ended March 31, 2016 (from November 19, 2015)	11.99	6.01
Quarterly highs and lows
Second quarter calendar 2017 through May 22, 2017	27.25	20.91
First quarter calendar 2017	23.10	16.75
Fourth quarter calendar 2016	24.60	17.35
Third quarter calendar 2016	20.10	9.50
Second quarter calendar 2016	12.15	7.08
First quarter calendar 2016	11.10	6.01
Fourth quarter calendar 2015 (from November 19, 2015)	11.99	9.01
Most recent six months
April 2017	25.37	20.91
March 2017	22.50	19.14
February 2017	23.10	19.12
January 2017	22.85	16.75
December 2016	20.69	17.35
November 2016	24.60	18.86

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

The following descriptions are summaries of the material terms of our Articles of Association and Memorandum of Association. Reference is made to the more detailed provisions of the Articles of Association and Memorandum of Association. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our Articles of Association and Memorandum of Association which is included as an exhibit to this Annual Report on Form 20-F.

General

Our company was established under the laws of Jersey, Channel Islands, on July 28, 2015 with registered number 119119. Our register of members is kept at Queensway House, Hilgrove Street, St. Helier, Jersey JE1 1ES and our U.S. Branch register is held at 250 Royall Street, Canton, MA 02021. Our registered office is 22 Grenville Street, St. Helier, Jersey JE4 8PX. Our secretary is Robert P. Nault and our assistant secretary is Mourant Ozannes Secretaries (Jersey) Limited. Under our Memorandum and Articles of Association, our authorized share capital consists of 300,000,000 ordinary shares, nominal value $0.012 per share and 5,000,000 preferred shares, nominal value $0.012 per share.

Issued Share Capital

Our issued share capital as of May 22, 2017 was 56,361,225 ordinary shares with a nominal value of $0.012 per share and 0 preferred shares with a nominal value of $0.012 per share. Each issued ordinary share is fully paid. We currently have no deferred shares in our issued share capital.

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

Options

As of May 22, 2017, there were options to purchase 8,370,088 ordinary shares outstanding.

B. Memorandum and articles of association

We incorporate by reference into this Annual Report on Form 20-F the description of our amended articles of association contained in our prospectus filed pursuant to Rule 424(b)(4) (File No. 333-207454) filed with the SEC on November 19, 2015.

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

Staggered board of directors

Our Articles of Association provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The terms of the Class I, Class II and Class III directors will expire in 2019, 2017 and 2018, respectively. Our shareholders elect only one class of directors each year. We believe that classification of our board of directors will help to ensure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

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

We believe that the limitation of liability and indemnification provisions in our Articles of Association will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

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

There are no provisions in the Jersey Companies Law relating to cumulative voting.

Corporate Law Issue	Delaware Law	Jersey Law

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

C. Material contracts

In November 2015, we amended our loan agreement with Silicon Valley Bank. For more information about this agreement, see footnote 8 in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

We entered into an underwriting agreement between us and J.P. Morgan Securities LLC and Barclays Capital Inc. as representatives of the underwriters, on September 28, 2016, with respect to the ordinary shares sold by the selling shareholders in our secondary offering.  We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

In February 2017, we entered into a lease for a new U.S. headquarters located in Lexington, Massachusetts. We expect to occupy the new facility, which will initially encompass approximately 79,145 square feet of space, in December 2017.  The lease for the new U.S. headquarters will expire 10 years after initial occupancy, with certain extension rights.  The annual fixed rent under the lease will be approximately $3.6 million.  At our discretion, we may lease up to an additional approximately 45,800 square feet, a portion of which will be at then current market lease rates.  The landlord has agreed to provide to us a construction allowance on the initial premises of approximately $5.5 million.  We have entered into a letter of credit with Silicon Valley Bank for the benefit of the landlord in the amount of approximately $1.4 million.

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

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares to the extent such ordinary shares are deemed to be movable property in Jersey. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in Jersey, or situated in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate (subject to a maximum of £100,000).

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

Dividends

Individuals

Changes are being introduced in Finance (No. 2) Bill 2016 concerning the UK taxation of dividends for individual holders. These rules apply from April 6, 2016 and the following paragraphs are based on the expectation that the changes will be fully implemented when the Finance (No. 2) Bill 2016 is enacted.

With effect from April 6, 2016, the 10% dividend tax credit is abolished and a new £5,000 tax-free dividend allowance has been introduced. As a result, a United Kingdom resident individual shareholder will not pay income tax on the first £5,000 of dividend income they receive. The rates of income tax for dividends received above the dividend allowance will be:

(i)	7.5% for dividend income within the basic rate income tax band;
(ii)	32.5% for dividend income within the higher rate income tax band; and

(iii)	38.1% for dividend income within the additional rate income tax band.

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

Capital gains

Individuals

For individual holders, the principal factors that will determine the U.K. capital gains tax position on a disposal or deemed disposal of ordinary shares are the extent to which the holder realizes any other capital gains in the U.K. tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or earlier U.K. tax years, and the level of the annual allowance of tax-free gains in that U.K. tax year (the “annual exemption”). The annual exemption for the 2017/2018 U.K. tax year is £11,300.

If, after all allowable deductions, an individual holder’s taxable income for the year exceeds the basic rate U.K. income tax limit, a taxable chargeable gain accruing on a disposal or deemed disposal of the ordinary shares would be taxed at 20%. Otherwise, such a gain may be taxed at 10% or 20% or a combination of both rates.

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold such ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;
•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	persons that hold the ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold our shares through such an entity;
•	S corporations;
•	certain former citizens or long-term residents of the United States;
•	persons that received our shares as compensation for the performance of services;
•	persons holding ordinary shares in connection with a trade or business conducted outside the United States;
•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our shares; and
•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ordinary shares in their particular circumstances.

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

Distributions. Subject to the discussion under “Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to ordinary shares (other than certain distribution of shares to all shareholders) will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below).

In general, the amount of a distribution paid to a U.S. holder in a currency other than the U.S. dollar, or foreign currency, will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

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

Medicare Tax. Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets

(which, would be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

We believe that we were not a PFIC during our 2017 taxable year ended March 31, 2017and do not expect to be a PFIC during our taxable year ending March 31, 2018. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from our IPO and any subsequent offerings in our business. Further, even if we determine that we are not a PFIC after the close of our taxable year, there can be no assurances that the IRS will agree with our conclusion.

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

If a U.S. holder owns ordinary shares during any taxable year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares, receives distributions with respect to our ordinary shares, or has made a mark-to-market election with respect to our ordinary shares the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. In addition, in general, a U.S. person who is shareholder of a PFIC is required to file a Form 8621 annually to report information regarding such person’s PFIC shares if on the last day of the shareholder’s taxable year the aggregate value of all stock owned directly or indirectly by the shareholder exceeds $25,000 ($50,000 for joint filers), or for stock owned indirectly through another PFIC exceeds $5,000. If a U.S. person holds an interest in a domestic partnership (or a domestic entity or arrangement treated as a partnership for U.S. federal income tax purposes) or an S corporation that owns interest in a PFIC, as long as the partnership or S corporation itself has filed the form and has made a qualified electing fund or mark-to-market election, the members of the partnership aren’t required to file the IRS Form 8621. If it is determined that we were a PFIC for a given taxable year, then U.S. holders should consult their tax advisor concerning their annual filing requirements.

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

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We are subject to the reporting requirements of foreign private issuers under the Exchange Act. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report on Form 20-F. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC’s public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC’s website at www.sec.gov. Some of this information may also be found on our website at www.mimecast.com. Information contained in or connected to our website is not a part of this Annual Report on Form 20-F.

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

Foreign currency risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and South African rand. Percentage of revenues and expenses in foreign currency is as follows:

	Year ended March 31,
	2017	2016
Revenues generated in locations outside the United States	51%	57%
Revenues in currencies other than the United States dollar	50%	56%
Expenses in currencies other than the United States dollar	47%	55%

Percentage of revenues and expenses denominated in foreign currency for the years ended March 31, 2017 and 2016:

	Year ended March 31, 2017
	Revenues	Expenses
British pound	31%	36%
South African Rand	15%	6%
Other currencies	4%	5%
Total	50%	47%

	Year ended March 31, 2016
	Revenues	Expenses
British pound	37%	45%
South African Rand	16%	6%
Other currencies	3%	4%
Total	56%	55%

As of March 31, 2017 and 2016, we had $24.0 million and $20.9 million respectively, of receivables denominated in currencies other than the U.S. dollar. We also maintain cash accounts denominated in currencies other than the local currency, which exposes us to foreign exchange rate movements. As of March 31, 2017 and 2016, we had $27.0 million and $17.6 million respectively, of cash denominated in currencies other than the U.S. dollar. As of March 31, 2017, cash denominated in British pounds and South African rand was $19.6 million and $5.0 million, respectively. As of March 31, 2016, cash denominated in British pounds and South African rand was $14.0 million and $2.1 million, respectively.

In addition, although our foreign subsidiaries have intercompany accounts that are eliminated upon consolidation, these accounts expose us to foreign currency exchange rate fluctuations. Exchange rate fluctuations on short-term intercompany accounts are recorded in our consolidated statements of operations under “foreign exchange income.”

Currently, our largest foreign currency exposures are to the British pound and South African rand. Relative to foreign currency exposures existing as of March 31, 2017, significant movements in foreign currency exchange rates may expose us to significant losses in earnings or cash flows or significantly diminish the fair value of our foreign currency financial instruments. For the year ended March 31, 2017, we estimate that a 10% decrease in foreign currency exchange rates against the U.S. dollar would have decreased revenue by $9.3 million, decreased expenses by $9.3 million and have no impact on our operating results. For the year ended March 31, 2016, we estimate that a 10% decrease in foreign currency exchange rates against the U.S. dollar would have decreased revenue by $7.9 million, decreased expenses by $8.0 million and increased operating income by $0.1 million. The estimates used assume that all currencies move in the same direction at the same time and the ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses does not change from current levels. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. All of the potential changes noted above are based on sensitivity analyses performed on our financial results as of March 31, 2017 and 2016.

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

Interest rate risk

We are exposed to market risk related to changes in interest rates. Our investments primarily consist of short-term investments and money market funds. As of March 31, 2017 and 2016, we had cash, cash equivalents and investments of $111.7 million and $106.1 million, respectively. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these investments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, we believe only dramatic fluctuations in interest rates would have a material effect on our investments. We do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. As such we do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

As of March 31, 2017 and 2016, we had an outstanding balance of $1.7 million and $6.9 million, respectively, aggregate principal amount on our term loans, which have a fixed interest rate of 4.5%. Since these instruments bear interest at fixed rates, we have no financial statement risk associated with changes in interest rates. However, the fair value of these instruments fluctuates as interest rate changes.

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

Items A, B, C and D are not applicable.

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

We raised approximately $68.3 million in net proceeds, after deducting underwriting discounts and commissions of approximately $5.4 million and other offering expenses of approximately $3.8 million. No offering expenses were paid directly or indirectly to any of our directors or officers or their associates or persons owning ten percent or more of any class of our equity securities or to any other affiliates. As of March 31, 2017, we have not used any of the net offering proceeds.

ITEM 15. CONTROLS AND PROCEDURES

(1)	Disclosure Controls and Procedures

Our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of March 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer ( principal executive officer ) and chief financial officer ( principal financial officer ), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(2)	Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this Annual Report on Form 20-F. Based on that assessment, our management has concluded that as of March 31, 2017, our internal control over financial reporting was effective.

(3)	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(4)	Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the year ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers and directors. The Code of Business Conduct and Ethics is available on our website at www.investors.mimecast.com. Our board of directors is responsible for overseeing the Code of Business Conduct Ethics and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. Any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed or incurred by Ernst & Young LLP for audit, audit-related, tax and all other services rendered for the years ended March 31, 2017 and 2016:

	Fiscal Year	Fiscal Year
Fees Billed to or Accrued by the Company	2017	2016
Audit fees (1)	1,727,417	2,200,802
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	2,775	2,790
Total fees	1,730,192	$2,203,592

(1) Audit fees

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

(2) Audit-related fees

Consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees.”

(3) Tax fees

There were no tax fees incurred for the years ended March 31, 2017 or 2016.

(4) All other fees

Consist of aggregate fees billed for products and services provided by the independent registered public accounting firm other than those disclosed above. These fees consisted of an amount paid for the use of an online accounting research tool.

All services provided by Ernst & Young LLP to the Company in fiscal 2017 and 2016 were approved by means of specific pre-approvals by the audit committee.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. Any proposed services exceeding pre-approved amounts will also require separate pre-approval by the Audit Committee. In fiscal 2017 and 2016, our Audit Committee approved all of the services provided by Ernst & Young LLP.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report on Form 20-F, starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report on Form 20-F, starting on page F-1.

ITEM 19. EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

MIMECAST LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Mimecast Limited

We have audited the accompanying consolidated balance sheets of Mimecast Limited (the Company) as of March 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mimecast Limited at March 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 26, 2017

MIMECAST LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of March 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$51,319	$106,140
Short-term investments	60,347	—
Accounts receivable, net	44,358	33,738
Prepaid expenses and other current assets	10,054	7,362
Total current assets	166,078	147,240

Property and equipment, net	32,009	24,806
Intangible assets, net	1,590	—
Goodwill	5,363	254
Other assets	312	2,827
Total assets	$205,352	$175,127

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$3,558	$2,891
Accrued expenses and other current liabilities	20,713	15,110
Deferred revenue	84,159	60,889
Current portion of capital lease obligations	233	—
Current portion of long-term debt	1,725	4,910
Total current liabilities	110,388	83,800

Deferred revenue, net of current portion	11,189	9,151
Long-term capital lease obligations	245	—
Long-term debt	—	1,981
Other non-current liabilities	1,538	2,121
Total liabilities	123,360	97,053

Commitments and contingencies (Note 11)

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 55,901,996 and 54,216,738 shares issued and outstanding at March 31, 2017 and 2016, respectively	671	651
Additional paid-in capital	183,752	169,037
Accumulated deficit	(94,017)	(88,576)
Accumulated other comprehensive loss	(8,414)	(3,038)
Total shareholders' equity	81,992	78,074
Total liabilities and shareholders' equity	$205,352	$175,127

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended March 31,
	2017	2016	2015
Revenue	$186,563	$141,841	$116,085
Cost of revenue	50,314	41,809	36,821
Gross profit	136,249	100,032	79,264
Operating expenses
Research and development	22,593	17,663	14,461
Sales and marketing	96,154	65,187	51,224
General and administrative	27,875	19,756	15,806
Restructuring	—	—	1,203
Total operating expenses	146,622	102,606	82,694
Loss from operations	(10,373)	(2,574)	(3,430)
Other income (expense)
Interest income	510	74	62
Interest expense	(268)	(690)	(703)
Foreign exchange income	6,892	811	4,508
Total other income (expense), net	7,134	195	3,867
(Loss) income before income taxes	(3,239)	(2,379)	437
Provision for income taxes	2,202	865	152
Net (loss) income	$(5,441)	$(3,244)	$285

Reconciliation of net (loss) income to net (loss) income applicable to ordinary shareholders:
Net (loss) income	$(5,441)	$(3,244)	$285
Net (loss) income applicable to participating securities	—	—	80
Net (loss) income applicable to ordinary shareholders—basic	$(5,441)	$(3,244)	$205
Net (loss) income	$(5,441)	$(3,244)	$285
Net (loss) income applicable to participating securities	—	—	75
Net (loss) income applicable to ordinary shareholders—diluted	$(5,441)	$(3,244)	$210
Net (loss) income per share applicable to ordinary shareholders: (Note 2)
Basic	$(0.10)	$(0.08)	$0.01
Diluted	$(0.10)	$(0.08)	$0.01
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	54,810	40,826	32,354
Diluted	54,810	40,826	36,075

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year ended March 31,
	2017	2016	2015
Net (loss) income	$(5,441)	$(3,244)	$285
Other comprehensive loss:
Net unrealized losses on investments, net of tax effects of $0 for the year ended March 31, 2017	(129)	—	—
Foreign currency translation adjustment	(5,247)	(1,707)	(3,537)
Comprehensive loss	$(10,817)	$(4,951)	$(3,252)

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Convertible Preferred						Accumulated	Total
	Shares		Ordinary Shares		Additional		Other	Shareholders'
	Number of		Number of		Paid-in	Accumulated	Comprehensive	(Deficit)
	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Equity
Balance as of March 31, 2014	12,576	$59,305	32,044	$385	$26,276	$(85,617)	$2,206	$(56,750)
Net income	—	—	—	—	—	285	—	285
Foreign currency translation adjustment	—	—	—	—	—	—	(3,537)	(3,537)
Issuance of ordinary shares upon exercise of share options	—	—	868	10	622	—	—	632
Issuance of ordinary shares upon settlement of liability awards	—	—	16	—	93	—	—	93
Share-based compensation	—	—	—	—	5,426	—	—	5,426
Balance as of March 31, 2015	12,576	59,305	32,928	395	32,417	(85,332)	(1,331)	(53,851)
Net loss	—	—	—	—	—	(3,244)	—	(3,244)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,707)	(1,707)
Issuance of ordinary shares upon exercise of share options	—	—	941	12	873	—	—	885
Issuance of ordinary shares upon settlement of liability awards	—	—	50	—	523	—	—	523
Conversion of convertible preferred shares into ordinary shares	(12,576)	(59,305)	12,576	151	59,154	—	—	59,305
Class C ordinary shares lost upon conversion to Class A ordinary shares	—	—	(31)	—	—	—	—	—
Issuance of ordinary shares in relation to IPO, net of public offering issuance costs of $9,172	—	—	7,750	93	68,235	—	—	68,328
Share-based compensation	—	—	—	—	7,835	—	—	7,835
Vesting of restricted share units	—	—	3	—	—	—	—	—
Balance as of March 31, 2016	—	—	54,217	651	169,037	(88,576)	(3,038)	78,074
Net loss	—	—	—	—	—	(5,441)	—	(5,441)
Foreign currency translation adjustment	—	—	—	—	—	—	(5,247)	(5,247)
Unrealized losses on investments	—	—	—	—	—	—	(129)	(129)
Issuance of ordinary shares upon exercise of share options	—	—	1,657	20	4,456	—	—	4,476
Share-based compensation	—	—	—	—	10,259	—	—	10,259
Vesting of restricted share units	—	—	28	—	—	—	—	—
Balance as of March 31, 2017	—	$—	55,902	$671	$183,752	$(94,017)	$(8,414)	$81,992

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended March 31,
	2017	2016	2015
Operating activities
Net (loss) income	$(5,441)	$(3,244)	$285
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	11,881	10,527	11,028
Share-based compensation expense	10,294	7,886	5,426
Provision for doubtful accounts	87	91	133
Gain on disposal of fixed assets	(4)	(5)	(16)
Other non-cash items	132	106	110
Unrealized currency gain on foreign denominated transactions	(6,496)	(988)	(4,052)
Changes in assets and liabilities:
Accounts receivable	(11,750)	(9,820)	(4,334)
Prepaid expenses and other current assets	(2,752)	(2,191)	684
Other assets	1,861	(437)	(206)
Accounts payable	758	(542)	(38)
Deferred revenue	29,072	18,588	11,378
Accrued expenses and other liabilities	4,872	4,672	2,849
Net cash provided by operating activities	32,514	24,643	23,247
Investing activities
Purchases of investments	(67,550)	—	—
Maturities of investments	7,000	—	—
Purchases of property and equipment	(18,491)	(14,234)	(12,583)
Payments for acquisitions	(5,574)	—	—
Net cash used in investing activities	(84,615)	(14,234)	(12,583)
Financing activities
Proceeds from exercises of share options	4,476	885	632
Payments on debt	(4,559)	(5,412)	(3,483)
Payments on capital lease obligations	(249)	—	—
Proceeds from issuance of debt, net of issuance costs	—	—	8,282
Proceeds from initial public offering, net of issuance costs	—	68,328	—
Net cash (used in) provided by financing activities	(332)	63,801	5,431
Effect of foreign exchange rates on cash	(2,388)	(960)	(2,363)
Net (decrease) increase in cash and cash equivalents	(54,821)	73,250	13,732

Cash and cash equivalents at beginning of period	106,140	32,890	19,158
Cash and cash equivalents at end of period	$51,319	$106,140	$32,890

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$211	$488	$593
Cash paid during the period for income taxes	$2,046	$58	$32

Supplemental disclosure of non-cash investing and financing
Unpaid purchases of property and equipment	$848	$308	$1,591
Conversion of convertible preferred shares to ordinary shares	$—	$59,305	$—
Amounts due for acquisition of business	$600	$—	$—
Property and equipment acquired under capital lease	$713	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MIMECAST LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2017, 2016 and 2015

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

Mimecast Jersey and its subsidiaries (together the Group, the Company, Mimecast or we) is headquartered in London, England. The principal activity of the Group is the provision of email management services. Mimecast delivers a software-as-a-service (SaaS) enterprise email management service for archiving, continuity, and security. By unifying disparate and fragmented email environments into one holistic solution from the cloud, Mimecast minimizes risk and reduces cost and complexity while providing total end-to-end control of email. Mimecast’s proprietary software platform provides a single system to address key email management issues. Mimecast operates principally in Europe, North America, Africa and Australia.

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

Goodwill in the amount of $0.3 million was included in other assets as of March 31, 2016 and has been reclassified to goodwill in this Annual Report on Form 20-F to conform to current period presentation.  This had no impact on previously reported results of operations or cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Share Consolidation

On November 3, 2015, a committee of the Company’s Board of Directors (the Board) approved a 1-for-6 share consolidation of the Company’s shares. The share consolidation was approved by our shareholders on November 5, 2015 and became effective on November 5, 2015. All share and per share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition, allowances for doubtful accounts, intangible asset valuations, amortization periods, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

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

Subsequent Events Considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 15.

Cash, Cash Equivalents and Investments

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, amounts held in interest-bearing money market funds and investments with maturities of 90 days or less from the date of purchase. Cash equivalents are carried at cost, which approximates their fair market value. Investments not classified as cash equivalents are presented as either short-term or long-term investments based on both their stated maturities as well as the time period the Company intends to hold such securities. The Company determines the appropriate classification of investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company adjusts the cost of investments for amortization of premiums and accretion of discounts to maturity. The Company includes such amortization and accretion in interest income.

The Company has classified all of its investments as of March 31, 2017 as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company records available-for-sale securities at fair value, with unrealized gains and losses included in accumulated other comprehensive loss in shareholders’ equity. The Company includes interest and dividends on securities classified as available-for-sale in interest income. Realized gains and losses are recorded in the consolidated statements of operations and comprehensive loss based on the specific-identification method. There were no realized gains or losses on investments for the year ended March 31, 2017.

The Company reviews investments for other-than-temporary impairment whenever the fair value of an investment is less than the amortized cost and evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the investment, or if it is more likely than not that the Company will be required to sell the investment before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period. The aggregate fair value of investments held by the Company in an unrealized loss position for less than twelve months as of March 31, 2017 was $47.8 million. As of March 31, 2017, the Company determined that no other-than-temporary impairments were required to be recognized in the consolidated statements of operations.

The following is a summary of cash, cash equivalents and investments as of March 31, 2017 and March 31, 2016:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2017:
Cash and cash equivalents due in 90 days or less	$51,319	$—	$—	$51,319
Investments:
U.S. treasury securities due in one year or less	3,501	5	—	3,506
Non-U.S. government securities due in one year or less	14,515	2	(23)	14,494
Corporate securities due in one year or less	42,460	2	(115)	42,347
Total investments	60,476	9	(138)	60,347
Total cash, cash equivalents and investments	$111,795	$9	$(138)	$111,666

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2016:
Cash and cash equivalents due in 90 days or less	$106,140	$—	$—	$106,140

Revenue Recognition

The Company derives its revenue from two sources: (1) subscription revenue, which is comprised of subscription fees from customers accessing the Company’s cloud services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services and other revenue, which consists primarily of set-up and ingestion fees as well as training fees.

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

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents, investments and accounts receivable. We maintain our cash and cash equivalents with major financial institutions of high-credit quality. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to our large number of customers. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United Kingdom, the United States, and South Africa. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of March 31, 2017 and 2016, no individual customer represented more than 10% of our accounts receivable. During the years ended March 31, 2017, 2016 and 2015, no individual customer represented more than 10% of our revenue.

The Company's Board approved investment policy permits investments in fixed income securities denominated and payable in U.S. dollars including U.S. government and agency securities, non-U.S. government securities, money market instruments, commercial paper, certificates of deposit, corporate bonds and asset-backed securities. The Company diversifies its investment portfolio by investing in multiple types of investment-grade securities across various industries and issuers, limiting the amount invested in individual securities and limiting the average maturity to two years or less.

As of March 31, 2017, our investments consisted primarily of investment-grade fixed income corporate debt securities with maturities ranging from 1 to 10 months, non-U.S. government securities with maturities ranging from 5 to 12 months and U.S. treasury securities with maturities in less than a month.

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

We consider current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If circumstances relating to specific customers change or unanticipated changes occur in the general business environment, our estimates of the recoverability of receivables could be further adjusted. For the years ended March 31, 2017, 2016 and 2015, bad debt expense was $87, $91 and $133, respectively. The allowance for doubtful accounts as of March 31, 2017 and 2016 was not material.

Property and Equipment

 Property and equipment are stated at cost, and are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Property and equipment acquired under capital leases is amortized over the lease term or, in circumstances where ownership is transferred by the end of the lease or there is a bargain purchase option, over the useful life that would be assigned if the asset were owned. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net (loss) income in the period of retirement or sale. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated Useful Life
Computer equipment	3 to 5
Leasehold improvements	Lesser of asset life or lease term
Furniture and fixtures	5
Office equipment	3

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment.

Business Combinations

In accordance with ASC 805, Business Combinations (ASC 805), we recognize the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

We recognize identifiable assets acquired and liabilities assumed at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair value of the assets acquired and the liabilities assumed and represents the expected future economic benefits arising from other assets acquired that are not individually identified and separately recognized. While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. Assumptions may be incomplete or inaccurate, and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill to the extent that we identify adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Goodwill and acquired intangible assets

Goodwill is not amortized, but is evaluated for impairment annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that there is a single reporting unit for the purpose of conducting this goodwill impairment assessment. For purposes of assessing potential impairment, we estimate the fair value of the reporting unit, based on our market capitalization, and compare this amount to the carrying value of the reporting unit. If we determine that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. Our annual goodwill impairment test is performed as of January 1st of each year. To date, we have not identified any impairment to goodwill.

Intangible assets acquired in a business combination are recorded at their estimated fair values at the date of acquisition. We amortize acquired definite-lived intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. During this review, the Company re-evaluates the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows, and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the recoverability of these assets. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

For the years ended March 31, 2017, 2016 and 2015, the Company did not identify any impairment of its long-lived assets.

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

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the years ended March 31, 2017, 2016 and 2015.

Software Development Costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the years ended March 31, 2017, 2016 and 2015, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. We determine the functional currency for our foreign subsidiaries by reviewing the currencies in which its respective operating activities occur. The functional currency of the Company’s foreign subsidiaries is the local currency of each subsidiary. All assets and liabilities in the balance sheets of entities whose functional currency is a currency other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at period-end rates, (ii) income statement accounts at weighted-average exchange rates for the period, and (iii) shareholders’ equity accounts at historical exchange rates. Foreign exchange transaction gains and losses are included in foreign exchange income in the accompanying consolidated statements of operations. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Net (Loss) Income Per Share

Net (loss) income per share information is determined using the two-class method, which includes the weighted-average number of ordinary shares outstanding during the period and other securities that participate in dividends (a participating security). The Company considered its convertible preferred shares to be participating securities because they included rights to participate in dividends with the ordinary shares.

Under the two-class method, basic net (loss) income per share attributable to ordinary shareholders is computed by dividing the net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net (loss) income per share attributable to ordinary shareholders is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocated net income first to preferred shareholders based on dividend rights under the Company’s articles of association and then to preferred and ordinary shareholders based on ownership interests. Net losses were not allocated to preferred shareholders as they did not have an obligation to share in the Company’s net losses.

Diluted net (loss) income per share gives effect to all potentially dilutive securities. Potential dilutive securities consist of ordinary shares issuable upon the exercise of share options, ordinary shares issuable upon the vesting of restricted share units and awards and ordinary shares issuable upon the conversion of our convertible preferred shares.

The following table presents the calculation of basic and diluted net (loss) income per share:

	Year Ended March 31,
	2017	2016	2015
Numerator:
Net (loss) income	$(5,441)	$(3,244)	$285
Net (loss) income applicable to participating securities	—	—	80
Net (loss) income applicable to ordinary shareholders—basic	$(5,441)	$(3,244)	$205
Net (loss) income	$(5,441)	$(3,244)	$285
Net income (loss) applicable to participating securities	—	—	75
Net (loss) income applicable to ordinary shareholders—diluted	$(5,441)	$(3,244)	$210
Denominator:
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders—basic	54,810	40,826	32,354
Dilutive effect of share equivalents resulting from share options and restricted shares	—	—	3,721
Weighted average number of ordinary shares used in computing net (loss) income per share—diluted	54,810	40,826	36,075
Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.10)	$(0.08)	$0.01
Diluted	$(0.10)	$(0.08)	$0.01

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the years ended March 31, 2017, 2016 and 2015 as their effect would have been anti-dilutive for the periods presented:

	Year Ended March 31,
	2017	2016	2015
Share options outstanding	8,681	6,870	—
Unvested restricted share units	28	42	—
Convertible preferred shares	—	8,144	—

Advertising and Promotion Costs

Expenses related to advertising and promotion of solutions is charged to sales and marketing expense as incurred. We incurred advertising expenses of $11.5 million, $5.6 million and $3.7 million during the years ended March 31, 2017, 2016 and 2015, respectively.

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

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. As of March 31, 2017 and 2016, we did not have any uncertain tax positions that would impact our net tax provision if recognized.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation—Stock Compensation, which requires the recognition of expense related to the fair value of share-based compensation awards in the statements of operations. For share options issued under the Company’s share-based compensation plans to employees and members of the Board for their services on the Board, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For restricted share awards and restricted share units issued under the Company’s share-based compensation plans, the fair value of each grant is calculated based on the Company’s share price on the date of grant. For service-based awards, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the award. For awards subject to both performance and service-based vesting conditions, the Company recognizes share-based compensation expense using an accelerated attribution method when it is probable that the performance condition will be achieved. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For share-based awards classified as liabilities, the Company accounts for such liability such that the compensation expense will be remeasured at each reporting date until such award is settled. There we no outstanding liability awards as of March 31, 2017 and 2016.

The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received, or of the equity instruments issued, whichever is more reliably measured. The Company determines the total share-based compensation expense related to non-employee awards using the Black-Scholes option-pricing model. Additionally, in accordance with ASC 505, Equity-Based Payments to Non-Employees, the Company accounts for awards to non-employees prospectively, such that the fair value of the awards will be remeasured at each reporting date until the earlier of (a) the performance commitment date or (b) the date the services required under the arrangement have been completed. During the year ended March 31, 2016, the Company issued a share-based award to a non-employee in consideration for consulting services. The Company did not issue any share-based awards to non-employees during the years ended March 31, 2017 and 2015.

The fair value of each option grant issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the following weighted-average assumptions:

	Year ended March 31,
	2017	2016	2015
Expected term (in years)	6.1	6.2	6.3
Risk-free interest rate	2.1%	2.0%	3.1%
Expected volatility	41.0%	42.7%	52.6%
Expected dividend yield	—%	—%	—%
Estimated grant date fair value per ordinary share	$20.22	$9.80	$7.20

The weighted-average per share fair value of options granted to employees during the years ended March 31, 2017, 2016 and 2015 was $8.65, $4.69 and $4.02 per share, respectively.

The expected term of options for service-based awards has been determined utilizing the “Simplified Method,” as the Company does not have sufficient historical share option exercise information on which to base its estimate. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. In addition, the expected term for certain share-based awards which are subject to service-based and performance-based vesting conditions, is based on management’s estimate of the period of time for which the instrument is expected to be outstanding, factoring in certain assumptions such as the vesting period of the award, length of service and/or the location of the employee. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share option. Since there was no public market for its ordinary shares prior to the Company’s initial public offering (IPO) and as the Company’s shares have been publicly traded for a limited time, the Company determined the expected volatility for options granted based on an analysis of reported data for a peer group of companies that issue options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero. Since the IPO, the share option price is based on the fair market value of the Company’s ordinary shares at the time of each grant.

Prior to the IPO, in the absence of an active market for the Company’s ordinary shares, the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a share-based award. The Company and the Board utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its ordinary shares. Each valuation methodology included estimates and assumptions that required the Company’s judgment. These estimates and assumptions included a number of objective and subjective factors in determining the value of the Company’s ordinary shares at each grant date, including the following: (1) prices paid for the Company’s convertible preferred shares, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the grants of share-based awards involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the share-based awards, such as an IPO or sale of the Company, given prevailing market conditions.

The Company believes this methodology to have been reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s convertible preferred shares. As the Company’s ordinary shares were not actively traded prior to the IPO, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, consolidated net (loss) income and consolidated net (loss) income per share could have been significantly different.

See Note 10 for a summary of the share option activity for the year ended March 31, 2017.

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

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive loss consists of net (loss) income and other comprehensive loss, which includes certain changes in equity that are excluded from net (loss) income. Specifically, cumulative foreign currency translation adjustments and unrealized gains and losses on investments are included in accumulated other comprehensive loss. As of March 31, 2017 and 2016, accumulated other comprehensive income (loss) is presented separately on the consolidated balance sheets and consists of cumulative foreign currency translation adjustments and unrealized gains and losses on investments.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance is effective for annual reporting periods beginning after December 15, 2017 including interim reporting periods within that reporting period and allows for either full retrospective or modified retrospective application. Early adoption is permitted.

The Company is still evaluating the impact that this guidance will have on its financial statements and related disclosures. Based on the Company’s procedures performed to date, nothing has come to its attention that would indicate that the adoption of ASU 2014-09 will have a material impact on its revenue recognition, however, further analysis is required and the Company will continue to evaluate this assessment in fiscal 2018. Additionally, the Company has made a preliminary assessment that there will be an impact relating to the accounting for costs to acquire a contract. Under the standard, the Company will likely be required to capitalize certain costs, primarily commission expense to sales representatives, on its consolidated balance sheet and amortize such costs over the contractual term or the average customer life. The Company is still evaluating the impact of capitalizing costs to execute a contract. The Company intends to adopt ASU 2014-09 on April 1, 2018. The Company is currently evaluating the adoption method it will apply.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. The ASU aims to reduce complexity and diversity in practice. The Company adopted this standard prospectively on April 1, 2016 and the adoption did not have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17). The amendment requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. Early adoption is permitted. The Company retrospectively adopted ASU 2015-17 on April 1, 2016 and the adoption did not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those annual periods, beginning after December 15, 2016 and allows for prospective, retrospective or modified retrospective adoption, depending on the area covered in the update, with early adoption permitted.

The Company will adopt this guidance in its first quarter of 2018. Upon adoption, the Company will record any excess tax benefits or deficiencies from its equity awards in its consolidated statements of operations in the reporting periods in which vesting or exercise occurs. Subsequent to adoption, the Company's income tax expense and associated effective tax rate will be impacted by fluctuations in stock price between the grant dates and vesting or exercise dates of equity awards. This guidance will be adopted using a modified retrospective transition method, however the adoption is not expected to have a material impact to the Company’s deferred tax assets or retained earnings on its consolidated balance sheets.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-15 on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16). The purpose of ASU 2016-16 is to simplify the income tax accounting of an intra-entity transfer of an asset other than inventory and to record its effect when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods and early adoption is permitted.

The Company intends to adopt ASU 2016-16 on April 1, 2018. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-16 on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. The guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years and early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-18 on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (ASU 2017-04). The standard eliminates the second step in the goodwill impairment test which requires an entity to determine the implied fair value of the reporting unit’s goodwill. The standard is effective for annual and interim goodwill impairment tests conducted in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2017-04 on its consolidated financial statements.

3. Balance Sheet Components

Prepaid expenses and other current assets consists of the following:

	As of March 31,
	2017	2016
Research and development investment tax credits	$2,102	$1,758
Prepaid expenses	7,095	4,342
Other current assets	857	1,262
Total prepaid expenses and other current assets	$10,054	$7,362

Property and equipment consists of the following:

	As of March 31,
	2017	2016
Computer equipment (1)	$69,996	$54,935
Leasehold improvements	5,015	4,096
Furniture and fixtures	2,232	1,837
Office equipment	267	253
	77,510	61,121
Less: Accumulated depreciation and amortization (1)	(45,501)	(36,315)
Property and equipment, net	$32,009	$24,806

(1)	Includes property and equipment acquired under capital leases:

As of March 31,
2017
Computer equipment	$713
Less: Accumulated amortization	(59)
$654

Depreciation and amortization expense was $11.8 million, $10.5 million, and $11.0 million for the years ended March 31, 2017, 2016 and 2015, respectively.  Depreciation and amortization expense in the year ended March 31, 2017 included $59 thousand related to property and equipment acquired under capital leases.

Accrued expenses and other current liabilities consists of the following:

	As of March 31,
	2017	2016
Accrued payroll and related benefits	$11,661	$8,620
Accrued taxes payable	3,490	3,491
Other accrued expenses	5,562	2,999
Total accrued expenses and other current liabilities	$20,713	$15,110

Other non-current liabilities consists of the following:

	As of March 31,
	2017	2016
Deferred rent	$981	$1,476
Other non-current liabilities	557	645
Total other non-current liabilities	$1,538	$2,121

4. Acquisitions

On November 21, 2016, the Company entered into an Asset Purchase Agreement (APA) to purchase substantially all of the assets of iSheriff, Inc. (iSheriff), a cloud-based security provider. This acquisition will provide Mimecast’s customers additional real-time email threat intelligence and detection expertise and complements the Company’s existing portfolio of email security, continuity and archiving solutions.

The total preliminary purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the APA includes contingent consideration related to a discretionary purchase price in the amount of $2.0 million which is payable at the sole and absolute discretion of the Company on the one year anniversary of the purchase date. The Company considers the payment of the discretionary purchase price to be remote and has determined the fair value of the contingent consideration to be zero.

The acquisition of iSheriff has been accounted for as a business combination and, in accordance with ASC 805, the Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following table summarizes the preliminary purchase price allocation as of March 31 2017:

Fair value of assets acquired and liabilities assumed:
Prepaid expenses	$65
Accounts receivable	237
Intangible assets	1,654
Goodwill	5,142
Total assets acquired	7,098
Deferred revenue	(796)
Accrued liabilities	(128)
Total fair value of assets acquired and liabilities assumed	$6,174

In the year ended March 31, 2017, acquisition-related expenses of $0.7 million were expensed as incurred and included in general and administrative expenses in the consolidated statements of operations. The operating results of iSheriff have been included in the consolidated statements of operations beginning on the acquisition date.

The significant intangible assets identified in the preliminary purchase price allocation discussed above include developed technology and customer relationships, which are amortized over their respective useful lives on a straight line basis. The preliminary allocation of the purchase price may be subject to revisions as additional information is obtained about the facts and circumstances that existed at the time of acquisition. To value the developed technology asset, the Company utilized the income approach, specifically a discounted cash-flow method known as the multi-period excess earnings method. Customer relationships represent the underlying relationships with certain customers to provide ongoing services for products sold. The Company utilized the income approach, specifically the distribution method which is a subset of the excess-earnings method, to value the customer relationships.

A portion of the purchase price has been allocated to intangible assets and goodwill, respectively, and is reflected in the tables above. The fair value of the assets acquired and liabilities assumed is less than the purchase price, resulting in the recognition of goodwill. The goodwill reflects the value of the synergies we expect to realize and the assembled workforce and is not deductible for tax purposes. The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon the respective estimates of fair value as of the date of the acquisition and using assumptions that the Company’s management believes are reasonable.

The following table presents the estimated fair values and useful lives of the identifiable intangible assets acquired and risk-adjusted discount rates used in the valuation:

	Amount	Estimated Useful Life (in years)	Risk Adjusted Discount Rates used in Valuation
Developed technology	$1,546	10	18%
Customer relationships	108	7	18%
Total identifiable intangible assets	$1,654

Pro Forma Financial Information (unaudited)

The following unaudited pro forma information presents the condensed combined results of operations of the Company and iSheriff for the year ended March 31, 2017 as if the acquisition of iSheriff had been completed on April 1, 2015. These pro forma condensed consolidated financial results have been prepared for comparative purposes only and include certain adjustments that reflect pro forma results of operations such as fair value adjustments (step-downs) for deferred revenue, reversal of revenues and costs directly attributable to products not acquired, increased amortization for the fair value of acquired intangible assets and adjustments to eliminate transaction costs incurred by the Company and iSheriff.

The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings which may result from the consolidation of the operations of the Company and iSheriff. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of the results of operations that actually would have been achieved had the acquisition occurred as of April 1, 2015, nor are they intended to represent or be indicative of future results of operations:

	Year ended March 31,
	2017	2016
Revenue	$187,577	$142,951
Net loss	(6,842)	(8,690)

Basic and diluted net loss per share	$(0.12)	$(0.21)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	54,810	40,826

5. Goodwill and Intangible Assets

The following table reflects goodwill activity in each of the periods presented:

	Year ended March 31,
	2017	2016
Beginning balance	$254	$262
Goodwill acquired	5,151	—
Goodwill adjustment	(9)	—
Effect of foreign exchange rates	(33)	(8)
Ending balance	$5,363	$254

Purchased intangible assets consist of the following:

	Weighted-
	Average	March 31, 2017
	Remaining	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying
	(in years)	Value	Amortization	Value
Developed technology	10	$1,546	$58	$1,488
Customer relationships	7	108	6	102
		$1,654	$64	$1,590

The Company recorded amortization expense of $64 thousand for the year ended March 31, 2017. Amortization relating to developed technology is recorded within cost of revenue and amortization of customer relationships is recorded within sales and marketing expenses.

Future estimated amortization expense of acquired intangibles as of March 31, 2017 is as follows:

2018	170
2019	170
2020	170
2021	170
Thereafter	910
Total	$1,590

6. Fair Value Measurement

The Company’s financial instruments include cash, cash equivalents, accounts receivable, investments, accounts payable, accrued expenses, capital lease obligations and long-term debt.  The carrying amount of the Company’s long-term debt and capital lease obligations approximate their fair values due to the interest rates the Company believes it could obtain for arrangements with similar terms.  The Company’s investments are classified as available-for-sale and reported at fair value in accordance with the market approach utilizing quoted prices that were directly or indirectly observable. The carrying amount of the remainder of the Company’s financial instruments approximated their fair values as of March 31, 2017 and 2016, due to the short-term nature of those instruments.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Fair values determined using “Level 1 inputs” utilize unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access.  Fair values determined using "Level 2 Inputs" utilize quoted prices that are directly or indirectly observable. Fair values determined using “Level 3 inputs” utilize unobservable inputs for determining fair values of assets or liabilities that reflect an entity's own assumptions in pricing assets or liabilities. As of March 31, 2017 and 2016, we did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

The following table summarizes financial assets measured and recorded at fair value on a recurring basis in the accompanying consolidated balance sheets as of March 31, 2017 and 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	March 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Total
Assets:
Money market funds	$7,478	$—	$7,478
U.S. treasury securities	—	3,506	3,506
Non-U.S. government securities	—	14,494	14,494
Corporate debt securities	—	42,347	42,347
Total assets	$7,478	$60,347	$67,825

	March 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Total
Assets:
Money market funds	$10,675	$—	$10,675
Total assets	$10,675	$—	$10,675

7. Debt

As of March 31, 2017 and 2016, the Company’s outstanding long-term debt balances were subject to the Fourth Amendment of the Loan Agreement which went into effect in November 2015 in connection with the closing of the Company’s IPO.

In January 2012, Mimecast Services Limited and Mimecast North America, Inc., with Mimecast UK as guarantor, entered into a loan agreement with a lender (the Loan Agreement) providing for up to a £4.0 million asset based line of credit (the Equipment Line). Under the Equipment Line, the Company had the ability to use the borrowing capacity to finance Eligible Equipment purchases, as defined in the Loan Agreement, in British pounds or U.S. dollars. Outstanding amounts under the Equipment Line accrued interest at a rate equal to the U.K. LIBOR plus 6.00% per annum for advances in British pounds or the greater of (i) 7.50% per annum and (ii) the Prime Rate plus 3.50% per annum for U.S. dollar advances. Advances under the Equipment Line were repayable in 36 equal monthly payments of principal and interest following the date of the borrowing under the Equipment Line but no later than June 30, 2015.

In January 2013, the Company amended the Loan Agreement (the First Amendment) to aggregate the outstanding British pound advances and U.S. dollar advances into two individual Equipment Line advances of £1.7 million (the Sterling Equipment Advances) and $1.6 million (the U.S. Dollar Equipment Advances, collectively the Equipment Line Advances) and allowed for no additional advances under the Equipment Line. The First Amendment amended the interest rate on the Equipment Line Advances to a 4.50% per annum fixed interest rate and also extended the maturity date for the Equipment Line Advances to February 1, 2017, which included an interest only period for the first twelve months following the First Amendment date.

With the First Amendment, the Company also entered into a £3.0 million fixed interest rate term loan (the First Term Loan), which was repayable in 36 monthly installments starting twelve months following the first business day of the borrowing. Interest on the First Term Loan accrued and was payable monthly in arrears at 4.50% per annum. The First Term Loan matured on March 1, 2017.

In July 2014, the Company further amended the Loan Agreement (the Second Amendment) and entered into a second £5.0 million fixed interest rate term loan (the Second Term Loan), which is repayable in 36 monthly installments starting six months following the first business day of the borrowing. Interest on the Second Term Loan accrues and is payable monthly in arrears at 4.50% per annum and the Second Term Loan matures on January 1, 2018.

As of March 31, 2017 and 2016, the weighted-average interest rate for long-term debt was 4.50% per annum and there were no amounts available for future borrowings under the Term Loans or Equipment Line Advances.

As part of the First Amendment, the Company entered into a line of credit of up to the lesser of (i) £7.5 million and (ii) the equivalent of 80% of Eligible Accounts Receivables, as defined, plus £2.5 million (the Revolving Line). The Second Amendment increased the Revolving Line from up to £7.5 million to up to £10 million (the Amended Revolving Line). The Second Amendment also extended the maturity date of the Amended Revolving Line to July 15, 2016 and decreased the maximum interest rate on any advances to 4.00% per annum. The Amended Revolving Line had £5.0 million available upon the Second Amendment and another £5.0 million upon completion of an additional equity financing, which occurred upon completion of the Company’s IPO.

In November 2015, the Company further amended the Loan Agreement (the Fourth Amendment) to reflect the change in its reporting entity and to make available the additional £5.0 million in available credit under the facility that became accessible upon the completion of the IPO. The Amended Revolving Line expired unused on July 15, 2016 and as a result, no amounts were available for future borrowings under the line of credit as of March 31, 2017.

Under the Fourth Amendment, the Company must comply with certain financial covenants, including recurring revenue and adjusted quick ratio covenants, as defined. The interest rate will increase by 3.00% if the Company is not able to meet the financial covenants or has any other event of default, until cured. Failure to comply with these covenants, or the occurrence of an event of default, could permit the lender under the Loan Agreement to declare all amounts outstanding under the Loan Agreement, together with accrued interest and fees, to be immediately due and payable. In addition, the Loan Agreement is secured by substantially all of our assets. The Company was in compliance with all covenants under the Loan Agreement as of March 31, 2017 and 2016, respectively.

As of March 31, 2017, the Company had $1.7 million outstanding under the Second Term Loan and all amounts under the First Term Loan and Equipment Line Advances have been fully repaid. As of March 31, 2016, the Company had $1.3 million, $4.4 million and $1.2 million outstanding under the First Term Loan, Second Term Loan and Equipment Line Advances, respectively. Future minimum principal payment obligations due under the Company’s loan agreements are as follows:

Year Ending March 31,	Debt
2018	$1,734
2019	—
$1,734

8. Related Party Transactions

Three of our current shareholders, who collectively owned approximately 30% of our outstanding shares as of March 31, 2017 and 2016, respectively, were customers of the Company during the periods included in the consolidated financial statements. Revenue recognized during the years ended March 31, 2017, 2016 and 2015 and accounts receivable outstanding as of March 31, 2017 and 2015 related to these transactions was not material.

On October 4, 2016, the Company completed a registered secondary public offering in which 4,600,000 ordinary shares were sold at a public offering price of $16.50 per share. All of the shares sold in the secondary offering were sold by the Company’s existing shareholders and the Company did not receive any proceeds from the sale of these shares. The Company incurred approximately $0.6 million in offering expenses on behalf of the selling shareholders in connection with the secondary offering which were included in general and administrative expenses in the consolidated statements of operations.

9. Shareholders’ Equity

As of March 31, 2017, the following ordinary shares were reserved for future issuance under the 2015 Plan, Historical Plans and ESPP (as defined below in Note 10):

As of March 31,
2017
Options outstanding under share option plans	8,681,261
Unvested restricted share units	28,086
Options and awards available for future grant under the 2015 Plan	6,420,116
Shares reserved for issuance under ESPP	1,100,000
Total authorized ordinary shares reserved for future issuance	16,229,463

10. Share-based compensation

As of March 31, 2017, the Company has four share-based compensation plans and an employee stock purchase plan, which are more fully described below.

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

Upon the closing of the IPO, the Mimecast Limited 2015 Share Option and Incentive Plan (the 2015 Plan) and the 2015 Employee Stock Purchase Plan (the ESPP) became effective. Subsequent to the IPO, grants of share-based awards have been made under the 2015 Plan and no further grants under the Historical Plans are permitted.

The 2015 Plan was adopted by the Board on September 2, 2015, approved by our shareholders on November 4, 2015 and became effective on the date of the Company’s IPO. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants. Initially a total of 5,500,000 ordinary shares were reserved for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2016, by 5% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by the Board. The number of options available for future grant under the 2015 Plan as of March 31, 2017 was 6,420,116.

In September 2015, the Board adopted the ESPP which was approved by our shareholders on November 4, 2015. The ESPP initially reserves and authorizes for issuance a total of 1,100,000 ordinary shares. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. Participating employees of the Company may purchase ordinary shares during pre-specified purchase periods at a price equal to the lesser of 85% of the fair market value of an ordinary share of the Company at the beginning of the purchase period or 85% of the fair market value of an ordinary share of the Company at the end of the purchase period. The Board has authorized that the first six-month offering period under the ESPP will commence on July 1, 2017.

Under the 2015 Plan, the share option price may not be less than the fair market value of the ordinary shares on the date of grant and the term of each share option may not exceed 10 years from the date of grant. Share options typically vest over 4 years, but vesting provisions can vary based on the discretion of the Board. The Company settles share option exercises under the 2015 Plan through newly issued shares. The Company’s ordinary shares underlying any awards that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be added back to the shares available for issuance under the 2015 Plan.

Under the Historical Plans, share-based awards have a term of 10 years from the date of grant and typically vest over 4 years, however, vesting provisions could vary based on the discretion of the Board. Subsequent to the Company’s IPO, the Company’s ordinary shares underlying any awards issued under the Historical Plans that are forfeited, canceled, withheld upon exercise of an option, or settlement of an award to cover the exercise price or tax withholding, or otherwise terminated other than by exercise will be not be added back to the shares available for issuance under the Historical Plans.

Certain awards granted by the Company under the Historical Plans are subject to service-based vesting conditions and a performance-based vesting condition based on a liquidity event, defined as either a change of control or an IPO. As a result, no compensation cost related to share-based awards with these performance conditions had been recognized through the date of the Company’s IPO, which occurred in November 2015, as the Company had determined that a liquidity event was not probable. Upon the IPO, 100% of the unvested portion of options granted under the Historical Plans prior to May 13, 2014 became vested. For options issued to employees other than those in the Company’s U.S. subsidiary, 25% of the vested shares underlying options became exercisable immediately upon the listing, 50% of the vested shares underlying options became exercisable 12 months following the date of the listing, and 25% of the vested shares underlying options will become exercisable 24 months following the date of the listing. Since the closing of the IPO, the Company has recognized expense for these awards using the accelerated attribution method over the remaining service period. Options granted on or after May 13, 2014 under the 2010 Plan, and the Approved Plan shall continue vesting as set forth in the option award agreements and the Approved Plan shall continue vesting as set forth in the option award agreements. In certain situations, the Board has approved modifications to employee share option agreements, including the removal of exercise restrictions for share options for which the service based vesting has been satisfied which resulted in additional share-based compensation expense. The total modification expense in the years ended March 31, 2017, 2016 and 2015 was $3.0 million, $1.4 million and $4.2 million, respectively.

Share-based compensation expense recognized under the 2015 Plan and Historical Plans in the accompanying consolidated statements of operations was as follows:

	Year ended March 31,
	2017	2016	2015
Cost of revenue	$1,353	$633	$151
Research and development	1,873	1,711	544
Sales and marketing	4,719	3,180	1,684
General and administrative	2,349	2,362	3,047
Total share-based compensation expense	$10,294	$7,886	$5,426

Share option activity under the 2015 Plan and Historical Plans for the year ended March 31, 2017 was as follows:

	Number of Awards	Weighted Average Exercise Price (3)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding as of March 31, 2016	8,069,866	$5.00	7.16	$38,541
Options granted	2,421,000	$20.22
Options exercised	(1,656,930)	$2.70
Options forfeited and cancelled	(152,675)	$7.69
Outstanding as of March 31, 2017	8,681,261	$9.58	7.44	$111,178
Exercisable as of March 31, 2017	3,367,783	$3.53	5.40	$63,506
Exercisable and expected to be exercisable as of March 31, 2017 (2)	8,349,271	$9.35	7.37	$108,885

(1)

As of March 31, 2017 and 2016, the aggregate intrinsic value was calculated based on the positive difference, if any, between the closing price of our ordinary shares on the NASDAQ exchange on March 31, 2017 and 2016 respectively, and the exercise price of the underlying options.

(2)

This represents the number of exercisable options plus the number of options expected to become exercisable as of March 31, 2017 based on the options outstanding as of March 31, 2017 adjusted for estimated forfeitures.

(3)

Certain of the Company’s option grants have an exercise price denominated in British pounds. The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and cancelled was translated into U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or cancellation, as appropriate.

The total intrinsic value of options exercised was $24,824, $8,198 and $5,112 for the years ended March 31, 2017, 2016 and 2015, respectively. Total cash proceeds from such option exercises were $4,476, $885 and $632 for the years ended March 31, 2017, 2016 and 2015, respectively.

As of March 31, 2017, there was approximately $26.9 million of unrecognized share-based compensation expense, net of estimated forfeitures, related to unvested share-based awards subject to service-based vesting conditions, which is expected to be recognized over a weighted-average period of 3.39 years. The total unrecognized share-based compensation cost will be adjusted for future changes in estimated forfeitures.

As of March 31, 2017, there was approximately $0.5 million of unrecognized share-based compensation expense, net of estimated forfeitures, related to unvested share-based awards, subject to both service-based vesting conditions and a performance-based vesting condition based on a liquidity event, which occurred upon the Company’s IPO. The unrecognized share-based compensation related to these awards are expected to be recognized over a weighted-average period of 1.11 years.

In November 2015, the Company granted restricted share units (RSUs) to two of its Directors in the amount of 25,000 and 20,000, respectively. The RSU in the amount of 25,000 vests over three years on a monthly basis. The RSU in the amount of 20,000 cliff vested over a five month period and was fully vested in the first quarter of fiscal 2017. In October 2016, the Company granted RSUs to two of its Directors totaling 14,190 which cliff vest over a 12 month period. RSU activity under the 2015 Plan for the year ended March 31, 2017 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Intrinsic Value
Unvested restricted share units as of March 31, 2016	42,224	$10.00	$412
Restricted share units granted	14,190	$21.14	300
Restricted share units vested	(28,328)	$10.00	330
Restricted share units canceled	—	$—	—
Unvested restricted share units as of March 31, 2017	28,086	$15.63	$629

As of March 31, 2017, there was approximately $0.3 million of unrecognized share-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average period of 1.04 years.

11. Commitments and Contingencies

The Company leases its facilities under non-cancelable operating leases with various expiration dates through October 2020. Rent expense was $3.2 million, $2.8 million and $2.6 million for the years ended March 31, 2017, 2016 and 2015, respectively. The Company also has non-cancelable commitments related to its data centers.  In January 2017, the Company entered into a capital lease agreement for certain computer equipment with a non-cancelable term through December 2019.

Future minimum payments for our capital leases, operating leases and data centers as of March 31, 2017 are as follows:

Year Ending March 31,	Capital Leases	Operating Leases	Data Centers
2018	$251	$4,743	$14,244
2019	251	7,002	12,240
2020	—	6,329	12,555
2021	—	4,711	10,127
2022	—	3,633	5,706
Thereafter	—	19,885	—
Total minimum lease payments	$502	$46,303	$54,872
Less: Amount representing interest	(24)
Present value of capital lease obligations	478
Less: Current portion	(233)
Long-term portion of capital lease obligations	$245

Certain amounts included in the table above relating to co-location leases for the Company’s servers includes usage based charges in addition to base rent.

The Company has outstanding letters of credit of $3.8 million and $0.4 million related to certain operating leases as of March 31, 2017 and 2016, respectively.

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the years ended March 31, 2017, 2016 and 2015, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of March 31, 2017, the Company has not incurred any costs for the above guarantees and indemnities.

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

12. Employee Benefit Plans

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

13. Segment and Geographic Information

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

Geographic Data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the contracting subsidiary. Total revenue by geographic area was as follows:

	Year ended March 31,
	2017	2016	2015
United States	$90,932	$60,970	$43,574
United Kingdom	61,188	55,276	48,595
South Africa	27,890	22,342	21,817
Other	6,553	3,253	2,099
Total revenue	$186,563	$141,841	$116,085

Property and equipment, net by geographic location consists of the following:

	As of March 31,
	2017	2016
United States	$14,904	$11,363
United Kingdom	9,007	7,677
Australia	3,867	2,886
South Africa	3,815	2,569
Other	416	311
Total	$32,009	$24,806

14. Income Taxes

(Loss) income before income taxes consists of the following:

	Year ended March 31,
	2017	2016	2015
United Kingdom	$(8,162)	$942	$5,955
Foreign	4,923	(3,321)	(5,518)
(Loss) income before income taxes	$(3,239)	$(2,379)	$437

The provision for income taxes in the accompanying consolidated financial statements is comprised of the following:

	As of March 31,
	2017	2016	2015
Current tax expense:
Domestic	$—	$154	$—
Foreign	2,202	711	152
Total current tax expense	2,202	865	152
Deferred tax expense:
Domestic	—	—	—
Foreign	—	—	—
Total deferred tax expense	—	—	—
Total provision for income taxes	$2,202	$865	$152

The reconciliation of the United Kingdom statutory tax rate to the Company’s effective tax rate included in the accompanying consolidated statements of operations is as follows:

	Year ended March 31,
	2017	2016	2015
Tax at statutory rate	20.0%	20.0%	21.0%
U.S. state taxes, net of federal	(1.0)	(1.9)	9.9
Foreign rate differential	(39.3)	18.0	(214.6)
Meals and entertainment	(7.4)	(7.9)	24.3
Branch income / loss	0.9	0.3	(2.7)
Share-based compensation	(4.0)	(7.3)	90.8
Foreign exchange	(24.8)	7.4	(215.4)
Non-deductible interest expense	(3.3)	(13.9)	76.2
Tax credits	15.6	7.9	—
Change in valuation allowance	124.7	48.1	243.5
Deferred tax true-ups	(12.4)	(61.0)	—
Tax reserves	(117.7)	(23.8)	—
Provision to return	(0.7)	(6.5)	—
Other foreign taxes	(6.7)	—	—
Non-deductible expenses	(10.6)	(3.9)	—
Deferred tax rate change	(1.3)	(12.8)	—
Other	—	0.9	1.8
Effective Tax Rate	(68.0)%	(36.4)%	34.8%

Although the Company’s parent entity is organized under Jersey law, our affairs are, and are intended be managed and controlled ongoing in the United Kingdom for tax purposes. Therefore the Company is resident in the United Kingdom for tax purposes. The Company’s parent entity is domiciled in the United Kingdom and its earnings are subject to 20%, 20% and 21% statutory tax rate for the years ended March 31, 2017, 2016 and 2015, respectively. The Company’s effective tax rate differs from the statutory rate each year primarily due to the valuation allowance maintained against the Company’s net deferred tax assets, the jurisdictional earnings mix, tax rate changes, tax reserves for uncertain tax positions, tax credits, and permanent differences primarily related to non-deductible expenses, true-ups, and foreign exchange.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss carryovers and the temporary differences between the assets and liabilities carrying value for financial reporting and the amounts used for income tax purposes. The Company’s significant deferred tax assets (liabilities) components are as follows:

	As of March 31,
	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$7,835	$12,362
Share-based compensation	3,406	2,369
Deferred revenue	2,184	1,609
Fixed assets	1,715	1,097
Accrued compensation	1,062	732
Accrued costs	144	203
Deferred rent	243	284
Income tax credits	578	184
Other	462	149
Gross deferred tax assets	17,629	18,989
Deferred tax liabilities:
Prepaid expenses	(8)	(139)
Fixed assets	(2,891)	(442)
Other	—	(53)
Gross deferred tax liabilities	(2,899)	(634)
Valuation allowance	(14,730)	(18,355)
Deferred tax assets, net	$—	$—

In assessing the ability to realize the Company’s net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals for existing taxable temporary differences, tax planning strategies, and future taxable income projections to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on the cumulative losses that the Company has incurred in the jurisdictions in which it operates and considering other negative evidence, the Company has determined that the uncertainty regarding realizing its deferred tax assets is sufficient to warrant the need for a full valuation allowance against its worldwide net deferred tax assets. The approximately $3.6 million net decrease in the valuation allowance from 2016 to 2017 is primarily due to tax reserves established against certain foreign net operating loss carryforwards, deferred tax adjustments, current year operating results and foreign exchange.

As of March 31, 2017 and 2016, the Company had U.K. net operating loss carryforwards of approximately $23.7 million and $10.3 million, respectively that do not expire. As of March 31 2017 and 2016, the Company had U.S. federal net operating loss carryforwards of approximately $28.0 million and $31.5 million, respectively and U.S. state net operating loss carryforwards of approximately $18.9 million and $24.4 million, respectively that expire at various dates through 2037. As of March 31, 2017 and 2016, the Company had Australian net operating loss carryforwards of approximately $11.9 million and $7.7 million, respectively that do not expire. As of March 31, 2017, the Company had a U.K. income tax credit carryforward of $0.3 million that does not expire and a $0.1 million U.S. Federal tax credit that does not expire.

Included in the March 31, 2017 net operating losses carryforwards above, the Company has U.S. federal and state and U.K. net operating losses of approximately $10.2 million, $3.8 million and $17.6 million, respectively related to excess share-based compensation deductions. These net operating losses have been excluded from the above deferred tax table. The Company will record the off balance sheet net operating loss carryforwards as a deferred tax asset with an offset to valuation allowance upon adopting ASU 2016-09.

Under Sections 382 and 383 of the U.S. Internal Revenue Code, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes such as research tax credits to offset its post-change income and taxes may be limited. In general, an ownership change generally occurs if there is a cumulative change in 5-percent shareholders ownership in the Company exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under U.S. state tax laws. The Company believes that it has experienced an ownership change in the past and may experience ownership changes in the future resulting from future transactions in our share capital, some of which may be outside the Company’s control. The Company is still determining whether historic ownership changes will result in any material limitation on using its U.S. net operating losses. As a result, the Company’s ability to use its pre-change net operating loss carryforwards or other pre-change tax attributes to offset U.S. federal and state taxable income and taxes may be subject to significant limitations as it earns net taxable income.

As of March 31, 2017, the Company had liabilities for uncertain tax positions of $4.9 million, none of which, if recognized, would impact the Company’s effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of March 31,	As of March 31,
	2017	2016
Balance as of April 1, 2016	$2,326	$—
Additions based on tax positions related to current year	4,200	1,258
Additions for tax positions of prior years	—	1,068
Reductions for tax positions of prior years	(1,311)	—
Expiration of statutes of limitation	(284)	—
Balance as of March 31, 2017	$4,931	$2,326

Interest and penalty charges, if any, related to uncertain tax positions are classified as income tax expense in the accompanying consolidated statements of operations. As of March 31, 2017 and 2016, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is subject to taxation in the United Kingdom and several foreign jurisdictions. As of March 31, 2017, the Company is no longer subject to examination by taxing authorities in the United Kingdom for years prior to March 31, 2016. The significant foreign jurisdictions in which the Company operates are no longer subject to examination by taxing authorities for years prior to March 31, 2014. In addition, net operating loss carryforwards in certain jurisdictions may be subject to adjustments by taxing authorities in future years when they are utilized.

The majority of the Company’s foreign subsidiaries have incurred losses since inception and do not have any undistributed earnings as of March 31, 2017. Income taxes have not been provided on approximately $2.3 million in undistributed foreign earnings because they are considered to be indefinitely reinvested. The tax payable on the earnings that are indefinitely reinvested in foreign operations would be immaterial.

15. Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of March 31, 2017 through May 26, 2017, the date this Annual Report on Form 20-F was filed with the SEC, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of March 31, 2017, and events which occurred subsequently but were not recognized in the financial statements. The Company has concluded that no subsequent events have occurred that require disclosure within these consolidated financial statements.

16. Quarterly results of operations data (unaudited)

The following tables set forth our unaudited quarterly consolidated statements of operations for each of the eight quarters in the period ended March 31, 2017. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The results of historical periods are not necessarily indicative of the results to be expected for any future period.

	Quarter ended
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2015	2015	2015	2016	2016	2016	2016	2017
	(in thousands, except per share amounts)
Revenue	$33,328	$34,507	$37,130	$36,876	$41,460	$44,361	$48,333	$52,409
Gross profit	23,452	24,314	26,479	25,787	30,121	31,984	35,189	38,955
Income (loss) from operations	2,110	1,503	(2,138)	(4,049)	(2,947)	(2,427)	(3,030)	(1,969)
Net (loss) income	(2,249)	2,168	(1,199)	(1,964)	244	303	(3,370)	(2,618)

Net (loss) income applicable to ordinary shareholders—basic	$(2,249)	$1,572	$(1,199)	$(1,964)	$244	$303	$(3,370)	$(2,618)
Net (loss) income applicable to ordinary shareholders—diluted	$(2,249)	$1,612	$(1,199)	$(1,964)	$244	$303	$(3,370)	$(2,618)
Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.07)	$0.05	$(0.03)	$(0.04)	$0.00	$0.01	$(0.06)	$(0.05)
Diluted	$(0.07)	$0.04	$(0.03)	$(0.04)	$0.00	$0.01	$(0.06)	$(0.05)
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders:
Basic	33,066	33,673	42,514	54,172	54,287	54,636	54,949	55,375
Diluted	33,066	36,991	42,514	54,172	57,655	58,513	54,949	55,375

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MIMECAST LIMITED

/s/ Peter Bauer
By:	Peter Bauer
Title:	Chief Executive Officer (Principal Executive Officer)

Date:	May 26, 2017

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

1.1	Articles of Association of the Registrant	F-1/A	333-207454	3.2	11/06/2015

2.1	Subscription and Shareholders’ Agreement, dated September 18, 2012, by and among Mimecast UK and the other parties thereto	F-1	333-207454	4.2	10/16/2015

2.1.1	Shareholders Agreement, dated November 5, 2015, by and among the Registrant, Mimecast UK and the other parties thereto	F-1/A	333-207454	4.2.1	11/06/2015

2.2	Registration Rights Agreement, dated September 18, 2012, by and among Mimecast UK and the other parties thereto	F-1	333-207454	4.3	10/16/2015

2.2.1	Registration Rights Agreement, dated November 5, 2015, by and among the Registrant, Mimecast UK and the other parties thereto	F-1/A	333-207454	4.3.1	11/06/2015

4.1#	Form of Indemnification Agreement	F-1	333-207454	10.1	10/16/2015

4.2#	Mimecast UK 2007 Key Employee Share Option Plan and Form of Share Option Agreement	F-1	333-207454	10.6	10/16/2015

4.3#	Mimecast UK 2010 EMI Share Option Scheme	F-1	333-207454	10.7	10/16/2015

4.4#	Mimecast UK Approved Share Option Plan and Form of Share Option Certificate	F-1	333-207454	10.8	10/16/2015

4.5#	Mimecast Limited 2015 Share Option and Incentive Plan	F-1/A	333-207454	10.9	11/06/2015

4.6#	Mimecast Limited 2015 Employee Share Purchase Plan	F-1/A	333-207454	10.10	11/06/2015

4.7	Third Amended and Restated Loan Agreement, dated May 22, 2015, by and among Mimecast Services Limited, Mimecast North America, Inc. and Silicon Valley Bank, as amended	F-1	333-207454	10.5	10/16/2015

4.7.1	Amendment Letter and Confirmation, dated November 13, 2015, by and among Mimecast Services Limited, Mimecast North America, Inc. and Silicon Valley Bank	F-1/A	333-207454	10.5.1	11/13/2015

4.8	Underlease, dated August 7, 2013, by and between Mimecast Services Limited and Sands Service Company (No.2)	F-1	333-207454	10.2	10/16/2015

4.9	Lease, dated November 12, 2012, by and between Mimecast North America, Inc. and Farley White Aetna Mills, LLC	F-1	333-207454	10.3	10/16/2015

4.9.1	First Amendment to Lease, dated October 19, 2015, by and between Mimecast North America, Inc. and Riverworks Watertown Holdings, LLC	20-F	001-37637	4.9.1	05/25/2016

4.10	Agreement of Lease, dated June 24, 2013, by and between Mimecast South Africa (Pty) Ltd and City Square Trading 522 (Pty) Ltd	F-1	333-207454	10.4	10/16/2015

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date (mm/dd/yyyy)

4.11*	Lease dated February 17, 2017 by and between Mimecast North America, Inc. and 191 Spring Street Trust

4.12*	Underlease dated April 21, 2017 by and between Simmons & Simmons LLP, Mimecast Services Limited and Mimecast Limited

4.13*

Lease Agreement dated January 4, 2013 between PCPI UT Owner, LP, as successor-in-interest, and Mimecast North America, Inc., as amended by Amendment No. 1 dated March 24, 2016 and Amendment No. 2 dated April 18, 2017

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